ANNUAL REPORT

2007

ATHENS, JUNE 2008

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT



ATHENS, JUNE 2008

TABLE OF CONTENTS

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2007

A΄ Part

I. SELECTED FINANCIAL AND OPERATING DATA

Summary Financials (Euro million)

	2007 Audited	2006 Audited	D%
	GROUP		
Total Revenues	5,154.2	4,787.4	7.7%
EBITDA	818.7	739.7	10.7%
EBITDA Margin	15.9%	15.5%	
Profit before Taxes & Fin.Expenses (EBIT)	246.7	163.1	51.3%
EBIT Margin	4.8%	3.4%	
Net Income	222.3	22.1	905.9%
EPS (in euro)	0.96	0.10	860%
No of Shares (m.)	232	232	
Net Debt	3,724.4	3,755.2	-0.8%

Summary Balance Sheet & Capex (Euro million)

	2007 Audited	2006 Audited	D%
	GROUP		
Total Assets	13,440.4	12,849.3	4.6%
Total Equity	5,279.9	5,078.4	4.0%
Capital expenditure	856.8	713.3	20.1%

2007 Audited	2006 Audited	D%
PARENT COMPANY		
5,142.3	4,787.4	7.4%
818.1	734.8	11.3%
15.9%	15.3%	
251.0	163.5	53.5%
4.9%	3.4%	
66.5	49.4	34.6%
0.29	0.21	38.1%
232	232	
3,892.7	3,759.0	3.6%

2007 Audited	2006 Audited	D%
PARENT COMPANY		
13,368.3	12,936.1	3.3%
5,208.3	5,158.3	1%
850.3	713.3	19.2%

2. COMPANY INFORMATION

2.1 General Information

We are the largest electricity generator in Greece. We were established in 1950 and we were incorporated as a Société Anonyme on 1st January 2001, under the Liberalisation Law (2773/1999). Until January 2001 we were wholly owned by the Hellenic Republic.

We have our corporate seat in the Municipality of Athens, Greece. Our executive offices are at 30 Chalkokondyli Street, 104 32 Athens, Greece.

In December 2001, following an increase of share capital and an offering of existing shares held by the Hellenic Republic, PPC's shares were listed on the Athens Exchange. In parallel, GDRs were admitted to London Stock Exchange.

The Hellenic Republic further reduced its stake in PPC through secondary offerings In December 2002 and October 2003 and now holds 51.12% of our company's share capital.

In 2001, the Company, as part of our transformation into a commercial entity capable of competing in a liberalized market, adopted an organizational structure, which more closely reflects our core business operations.

Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer.

2.2 Overview of Company's activities

We are Greece's largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in the country, providing electricity to approximately 7.4 million customers. As of February 2001 with the liberalization of the electricity market (Law 2773/1999), the responsibility for the transmission of electricity was transferred to the Hellenic Transmission System Operator S.A. ("HTSO") a Societé Anonyme established for that purpose, while the electricity market (production, transmission and distribution) is regulated by RAE which is an independent authority. During 2007, we generated approximately 93% of the 58.1 TWh of electricity produced in Greece passed through the transmission network.

We are among the largest industrial enterprises in Greece in terms of assets. At the end of 2007 total sales reached € 5.15 billion and profits from operations € 247 million (Profit before taxes and financial expenses). As at 31st December 2007, we had an installed generating capacity of 12,760 MW.

The following table shows selected operating data for our electricity operations for the three years ended 31st December 2005, 2006 and 2007:

Year ended 31st December	2007	2006	2005
Installed Capacity (MW)	12,760	12,695	12,276
Net Production (TWh) (1)	53.9	52,1	52.9
Electricity sold to end customers (TWh) (2)	56.1	54.7	51.8
Customers year end in millions	7.4	7.2	7.1
Number of employees	24,602	26,208	27,278
Customers served per employee	299	276	260
Electricity sold per employee (MWh)	2,282	2,088	1,900

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.

(2) Including sales to our mines and exports.

The demand and generation of electricity differs throughout the country.

Most of the country's electricity is generated at power plants in Northern Greece, in close proximity to the majority of our lignite mines, which is our primary fuel source.

Some of the islands, in close proximity to the mainland, such as the Ionian islands and certain Aegean islands, are connected to the mainland transmission system through submarine cables ("the interconnected system").

The remaining islands, which are referred to as "the autonomous islands", are served by autonomous generating power plants (principally fuel oil-fired) but also use some wind-powered facilities. Most of the power plants on the autonomous islands are small, reflecting the populations they serve, although our plants on Crete and Rhodes are considered large plants.

3. ORGANIZATIONAL STRUCTURE, MANAGEMENT, EMPLOYEES

3.1 Organizational Structure



BOARD OF DIRECTORS
INTERNAL FINANCIAL ENTITY
MANAGEMENT BOARD
CEO
NETWORK MANAGEMENT BOARD
LEGAL SERVICES DEPARTMENT
FINANCIAL AND ADMINISTRATIVE CONTROL DEPARTMENT
CEO'S OFFICE
ANNOUNCEMENTS AND SHAREHOLDERS ENTITY
DEPUTY CEO
DEPUTY CEO
DEPUTY CEO
ISLANDS NETWORK OPERATION DEPARTMENT
TEST - RESEARCH & STANDARDS CENTER
FINANCE DIVISION
HUMAN RESOURCES & ORGANIZATION DIVISION
FUNCTIONAL ACTIVITIES DIVISION
WEST MACEDONIA DIVISION
MINES BUSINESS UNIT
GENERATION BUSINESS UNIT
SUPPLY BUSINESS UNIT
TRANSMISSION BUSINESS UNIT
DISTRIBUTION BUSINESS UNIT

3.2 Management – Administration of PPC S.A.

The management bodies of the Corporation are as follows:

- The Board of Directors
- The Chief Executive Officer
- The Management Boards (of Competitive and Corporate Functions and of Networks)

The Board of Directors is the highest management body of the Corporation; it mainly sets the strategy and the development policy of the Corporation, supervises and controls its assets management and exercises in general every power pertaining to the accomplishment of its purpose except for the issues which in accordance with the law and the Corporation's articles of association fall within the competence of the General Assembly.

The Chief Executive Officer is the highest executive body of PPC and is in charge of all its services, manages their operation, decides on the Organizational Structure of the Business Units, is responsible for the implementation of the budget and takes in general all the necessary decisions within the framework governing the Corporation's operation.

The field of responsibility of the Management Board of Competitive and Corporate Functions includes the sectors of Mines, Generation, Supply, Finance, Human Resources, Organization, Strategy, Communication, Real Estate and Information Technology.

The field of responsibility of the Networks Management Boards includes the sectors of Transport, Distribution, and the Management of the Continental Greece Network and the Non-Interconnected Islands Networks.

Each Management Board is comprised of the Chief Executive Officer as chairman and the competent Deputy CEOs and General Managers as members. The General Managers of Finance Division, Human Resources and Organization Division and Corporate Activities Division are members in both Management Boards.

The Management Boards operate, each one in its field of responsibility, within the framework of the articles of association and the BoD's resolutions, ensuring -at a senior executive level- the collective spirit when dealing with administrative and operational issues of the Corporation as well as its cohesive operation.

The Board of Directors on 31.12.07 consisted of:

NAME	POSITION
ATHANASOPOULOS Panagiotis	Chairman BoD / C.E.O. Executive Member
CHATZIARGYRIOU Nikolaos	Vice Chairman BoD Executive Member
MEMBERS	
CORTESSIS Michael	Representative of the minority Independent - Non Executive Member
GIANNIDIS Ioannis	Representative of the minority Independent - Non Executive Member
EFSTATHOPOULOS Spyridon	Non Executive Member
MARINIDIS Georgios	Representative of employees Non Executive Member
MERGOS Georgios	Independent - Non Executive Member
MICHALOS Constantine	Independent - Non Executive Member
PANAGOPOULOS Ioannis	Representative of the OKE* Independent - Non Executive Member
MAGIROU Evangelos	Independent - Non Executive Member
TSAROUCHAS Ioannis	Representative of Employees Non Executive Member member

**OKE: Greek Economic and Social Committee*

After the resignation of the member Mr. Evangelos Magirou on 31.12.07, Mr. Sfakianakis Georgios took over since February 2nd 2008 .

NAME	POSITION
ATHANASOPOULOS Panagiotis	Chairman BoD / C.E.O. Executive Member
CHATZIARGYRIOU Nikolaos	Vice Chairman BoD Executive Member
MEMBERS	
CORTESSIS Michael	Representative of the minority Independent - Non Executive Member
GIANNIDIS Ioannis	Representative of the minority Independent - Non Executive Member
EFSTATHOPOULOS Spyridon	Non Executive Member
MARINIDIS Georgios	Representative of employees Non Executive Member
MERGOS Georgios	Independent - Non Executive Member
MICHALOS Constantine	Independent - Non Executive Member
PANAGOPOULOS Ioannis	Representative of the OKE Independent - Non Executive Member
SFAKIANAKIS Georgios	Independent - Non Executive Member
TSAROUCHAS Ioannis	Representative of Employees Non Executive Member member

The General Managers of PPC S.A. are:

Angelopoulos Georgios, *Chief Financial Officer (CFO), Economist*

Bousdekis Dimitrios, *General Manager of Transmission , Mechanical-Electrical Engineer*

Lappas Dimitrios, *General Manager of West Macedonia, Economist and Mechanical Engineer (as of 01.05.08)*

Lathouris Dimitrios, *General Manager of Distribution Business Unit, Mechanical-Electrical Engineer*

Melas Konstantinos, *General Manager of Mines Business Unit, Mining Engineer*

Mizan Avraam, *General Manager of Generation Business Unit, Electrical Engineer*

Poseidon Christos, *General Manager of Supply, Physicist and Mechanical Engineer (as of 01.05.08)*

Trizoglou Christos, *General Manager of Corporate Activities, Electrical Engineer (as of 12.05.08)*

Tzannetou Eirini, *General Manager of HR & Organization, Organizational Psychologist (as of 01.06.08)*

For the year 2007 and until 11.02.08 Mr. **George Kollias,** served as General Manager of Supply.

For the same year and until 02.04.08, Mr. **Grigoris Antonopoulos** served as General Manager of HR & Organization.

3.3 Employees

The total workforce consisted of 24,602 full time employees at 31st December 2007. The following table shows a breakdown of employees by category on the dates indicated:

31st December	2007	2006
Category:		
Administration	2,660	2,757
Generation	6,590	6,271
Transmission	1,453	1,550
Distribution	7,805	10,075
Supply	1,090	126
Mining	5,004	5,429
Total*	**24,602**	**26,208**

**Note: Excluding 137 employees transferred to the HTSO.*

4. SHARE CAPITAL, SHARE, SHAREHOLDING, DIVIDEND

4.1 Share capital

PPC's share capital amounts to €1,067,200,000, divided into 232,000,000 common shares of € 4.60 per value each.
In the past four years there has been no change in the share capital of the Company.

4.2 Share

Our shares are traded in the "Big Cap" category of Athens Exchange (ATHEX), while in the London Stock Exchange they are traded in the form of Global Depositary Receipts (GDRs)

Our shares are included in the ATHEX Composite Share Price Index, the FTSE/ATHEX-20, the FTSE/ATHEX-140, the FTSE Med 100, FTSE/ ATHEX International, the FTSE/ ATHEX Utilities as well as in a number of other indices as those of MSCI Greece and Dow Jones Stoxx.

4.3 Shareholding

The Company's shareholding structure as at 31st December 2007 was as follows:

Shareholders	%
Greek State	51.12
Capital Research & Management [(1)]	5.42
PPC Personnel insurance Organization (PIO)	3.81
Other Free Float	39.65
TOTAL	100.00

Note 1: The Capital Research Management company of USA in its capacity as management company of the "American Funds" Group of mutual funds reported a total discretionary management of 12,573,427 voting rights or 5.4196% of PPC's voting rights on November 21, 2007. Furthermore "American Funds" on behalf of "EuroPacific Growth funds" of USA notified total aggregate holdings of 11,646,727 voting rights or 5.0201% of PPC's voting rights on November 21, 2007.

We are not aware of any shareholders, other than the Greek State, our Pension Fund (PIO), Euro Pacific Growth Fund Re Capital Research, Morgan Stanley and Fidelity Group which hold directly an amount greater than 3% of our share capital.

The Members of our Board possessed on 31.12.2007 globally 0.00001% of PPC's share capital.

4.4 Dividend

The Board of Directors of PPC S.A. decided to propose during the Annual General Meeting a dividend of € 0.10 per share for the year 2007.

5. ASSOCIATES AND SUBSIDIARIES

The following table presents the participation of PPC S.A. in other companies as at 31/12/2007.

	Ownership Interest
PPC S.A.	**2007**
PPC Renewables S.A.	100%
PPC Rhodes S.A.	100%
PPC Telecommunications S.A.	100%
Larco S.A.	28.56%
HTSO S.A.	49%
SENCAP S.A.	50%

PPC RENEWABLES S.A.	Ownership Interest 2007
Arkadikos Ilios Ena S.A.	100%
Arkadikos Ilios Dio S.A.	100%
Arkadikos Ilios Tria S.A.	100%
Etolikos Ilios Ena S.A.	100%
Etolikos Ilios Dio S.A.	100%
Iliaka Parka Ditikis Makedonias Ena S.A.	100%
Iliaka Parka Ditikis Makedonias Dio S.A.	100%
PPC Renewables ROKAS S.A.	49%
PPC Renewables TERNA Energiaki S.A.	49%
PPC Renewables DIEKAT Energy S.A.	49%
PPC Renewables MEK Energiaki S.A.	49%
PPC Renewables ELTEV AIFOROS S.A.	49%
PPC Renewables EDF EN GREECE S.A.	49%
EEN VOIOTIA S.A.	46.6%
Good Works S.A.	49%
ORION ENERGIAKI S.A.	49%
ASTREOS ENERGIAKI S.A.	49%
PHOIBE ENERGIAKH S.A.	49%
IAPETOS ENERGIAKI S.A.	49%

It should be mentioned that main shareholder of the company is the Greek state. For more information about the subsidiaries and affiliated companies of PPC S.A., please see Part II of the Annual Report, "Notes on the Financial Reports", paragraphs 15,16 & 17.

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2007

B′ Part


2007

TABLE OF CONTENTS

I. EXECUTIVE SUMMARY OF THE BOARD OF DIRECTORS OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC FOR THE FISCAL YEAR 2007

Dear Shareholders,

Following the end of the Public Power Corporation's sixth fiscal year as a Societe Anonume, we have the honor to submit for approval, according to the Company's statutes, the financial statements for the year ended 31.12.2007, as well as our comments on the previously mentioned statements. Furthermore we submit for approval the unbundled financial statements for the year 2007 (Appendix I of the annual financial statements) according to the provisions of L. 2773/1999 and L. 3426/2005 and the approved by the Energy Regulatory Authority, methodology of accounting unbundling.

The Group's subsidiaries which are consolidated in the Group's financial statements are the following: "PPC Telecommunications S.A.", "PPC Renewables S.A.", "PPC Rhodes S.A" "Arkadikos Ilios 1 S.A.", "Arkadikos Ilios 2 S.A.", "Arkadikos Ilios 3 S.A.", "Etolikos Ilios 1 S.A.", "Etolikos Ilios 2 S.A.", "Iliaka Parka Ditikis Makedonias 1 S.A." and "Iliaka Parka Ditikis Makedonias 2 S.A.". In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The liquidation procedure for PPC Kriti S.A. was completed in July 2007 while for PPC Rhodes S.A. is still in progress.

Based on L. 2190/1920 article 134, PPC S.A. prepared the financial statements for the year ended 31.12.2006 (sixth fiscal year), in accordance to International Financial Reporting Standards (IFRS),as endorsed by the European Union.

According to L. 2773/1999 for the liberalization of the Greek energy market, Public Power Corporation, was transformed into a societe anonyme, effected on January 1, 2001 with share capital at December 31, 2007 amounted to Euro 1,067.2 million divided in 232 million common shares of a nominal value of Euro 4.60, each.

Until the enactment of L. 2773/99 for the liberalization of the energy market (as amended by L. 3175/2003, L. 3426/2005 and L. 3587/2007) known as the "liberalization law", PPC was functioning as a wholly state owned utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market. The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme from January 1, 2001 (by virtue of Presidential Decree 333/2000).

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

Amendments in the Current Legal Framework During 2007

Provisions of Law 3587/2007.

The main provisions of Law 3175/2003 were the following:

The main provision of Law 3587/2007 was that an additional generation licence of up to 800 MW, to the existing, by Law 3175/2003, license of 1600 MW, was granted to PPC, in order to replace old generation units with modern ones. The law provides that the old units will be dismantled following the cessation of operation.

By a Decision of the Minister of Development issued in June 2007, Public Service Obligations (PSOs), as well as the holders of licenses, who shall be liable to provide such public service obligations, were defined. Specifically:

a) Supply of energy to consumers of non – interconnected micro isolated islands, at the same rates, per category, as those of the interconnected system.

b) Supply of energy at special rates to consumers with extended families (more than three children), as those are defined in relevant legislation.

The Minister of Development, also issued, a Decision, following a relevant opinion by RAE, which defines the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

Turnover Analysis

Revenues of the Parent Company for the year 2007 amounted to Euro 5,154.2 million, approximately, presenting an increase of Euro 366.8 million or 7.7%, compared to 2006.

In particular, revenues from energy sales for 2007 amounted to Euro 4,788.8 million compared to Euro 4,442.6 million in 2006, with an increase of 7.8%. The quantities of energy sold amounted to 55,149 GWH compared to 53,754 in 2006 presenting an increase of 1,395 GWH or 2.6% compared to 2006.

As far as tariffs are concerned, in March 2007, the Minister of Development by his decision, approved: a) a 4% increase of the industrial tariffs for low, medium and high voltage and b) a 5% increase in its nighttime tariffs for medium and low voltage customers, concerning the night leg, aside from industrial tariffs. On July 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from August 1, 2007 onwards), as follows: (i) a 2.5% increase of the tariff for all agricultural customers as well as customers with extended families (more than three children), (ii) a 2.6% increase of the tariff for household (residential) customers whose periodical four month consumption does not exceed a level of 800KWh and a 3.8% increase for household customers with a periodical four month consumption exceeding 800 KWh, (iii) a 3.5% increase on tariffs of all other customer categories (with the exception of industrial tariffs and reduced nighttime consumption tariffs which have already been subject to increases effective April 1, 2007).

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

The above mentioned Ministerial Decision also provides that residential customers with an annual consumption of 12,000 KWh achieving a reduction of at least 6% of their annual consumption for the period from August 1, 2007 to July 31, 2008, compared to the previous corresponding period, will be entitled to a 5% return on the total amount billed by PPC, for the period of reduced consumption..

On November 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from December 1, 2007 onwards), as follows:

- 0% increase for residential (single phase) customers' tariffs with a periodical four month consumption of up to 800 KWh as well as tariffs for customers with extended families (more than three children).
- 5% increase of the reduced nighttime consumption tariff for residential customers
- 6% increase for household (residential single phase) customers' tariffs with a periodical four month consumption between 801 and 2,000 KWh
- 7% increase for household (residential three phase) customers' tariffs with a periodical four month consumption up to 2,000 KWh
- 8% increase for household (residential for both single phase and three phase) customers' tariffs with a periodical four month consumption exceeding 2,000 KWh
- 6% increase for commercial customers' tariffs (both low and medium voltage)
- 8% increase for industrial customers' tariffs (medium and high voltage)
- 4% increase for agricultural customers' tariffs (low voltage)
- 8% increase for agricultural customers' tariffs (medium voltage)
- 8% increase for Municipal customers' tariffs

From December 1, 2007 all high voltage customers' tariffs are increased by 10%.

Until June 1, 2008 PPC prepares and submits regulatory control invoices for every essential customer category, which have to be divided by offered service and to minimize any possible cruciform contributions, under the limitation of the permissible revenue.

According to the abovementioned Ministerial Decision, from January 1, 2009, a fuel adjustment clause will be introduced in PPC's tariffs, in order to reflect international fuel prices' volatility.

Profit before tax for the Group amounted to Euro 276.4 million, approximately. The corresponding figure for the year ended December 31, 2006 amounted to Euro 42 million, approximately presenting an increase of 578%. The corresponding figures for the Parent Company amounted to Euro 96.9 million, approximately for the year ended December 31, 2007 and Euro 76 million, approximately for the year ended December 31, 2006, presenting an increase of 27.5%.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

In March 2007, verifications for PPC's bound plants were completed for the year 2006, by accredited third party verifiers.

Verifications for PPC's bound plants for the year 2007 are under way. The total CO_2 emissions from PPC's bound plants for 2007 that are under verification, amounts to 53,040 kt CO_2. CO_2 emissions for the year 2007 will be considered final by the end of the verification procedure.

Dividend Policy

In 2007, an amount of Euro 37.1 million, (Euro 0.16 per share) was distributed to shareholders and represents the dividend for the year 2006.

For the year 2007 the Board of Directors propose to the Shareholders' General Assembly the distribution of dividends of Euro 23,200,000 (Euro 0.10 per share).

Debt Evolution

The Parent Company through the use of new financial instruments with the intent of covering for its capital needs, as well as the management of its portfolio of debt, continued its activity in the bond market under the provisions of Law 3156/2003 by issuing 10 bonds with a total amount of Euro 885 million. The company at the same time issued a loan amounting to Euro 100 million concluded with the European Investment Bank.

Net debt of the Group (total debt minus cash & cash equivalents minus marketable securities) amounted to Euro 3,724.4 million at 31.12.2007 and to Euro 3,755.2 million at 31.12.2006.Consequently, net debt/equity ratio reached 0.71, as at 31.12.2007.

Capital Expenditure for the Parent Company

The total capital expenditures for the Parent Company of the year amounted to Euro 850.3 million and are distributed in Euro 177.2 million to Mines Sector, Euro 260.0 million to Production sector, Euro 115.4 million to Transmission Sector, Euro 288.4 million to Distribution Sector, Euro 0.5 million to the Supply Sector and Euro 8.8 million to activities of the in Headquarters Departments. Capital expenditures or the year 2007 are increased by Euro 137 million, compared to those of 2006, presenting an increase of 19.2%.

Mines Business Unit

The development of the new Ypsilantis Mine (Kardia Mine) has been progressed according to the scheduled programs.Mining Business unit applied an integrated modernization project related to the replacement of the electronic equipment, upgrading the existing control systems of the belt conveyors located in Mavropigi, South Field, Ypsilantis and Megalopolis Mines. The System of Environmental Management in Western Macedonia Lignite Centre has been certified according to ISO 14001. The Megalopolis Lignite Centre has begun respective procedures in order to apply an identical management system.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

Generation business unit

Within the year 2007 substantial progress has been made in several Generation Business Unit projects such as:

- Supply and installation of two HFO fired steam generating units in Atherinolakkos power station, rated 46.5 MW each.
- Retrofitting an FGD system in Unit III of Megalopolis SES, rated 300 MW, and upgrading the cooling tower of the Unit.
- Retrofitting of new ESPs and upgrading the existing ones in the lignite fired Unit III and IV of Aghios Dimitrios Power Plant, rated 310 MW.
- Upgrading of the cooling towers of Kardia and Aghios Dimitrios SES.
- Replacement of control system of Aghios Dimitrios IV
- Continuation of construction for Ilarion, Smokovo and Aghia Varvara, Papadia hydroelectric power plants as well as completion of Polifito hydroelectric dam.
- Retrofitting of the HFO unloading and storage facilities in Crete and Rhodes islands for low sulfur fuel.
- Initiation of the second stage of an international tender for an 120 MW diesel engines power station in southern Rhodes.
- Initiation of an international tender for 50 MW transportable diesel engine generating sets for the power station of Soronis, in Rhodes island and Mykonos.
- Initiation of public consultation on the tender documents of Atherinolakkos III 2x50 MW HFO fired diesel engine generating units

In the middle of the year the generation development and exploitation sector of the Island Department was transferred from the Distribution Business Unit to the Generation Business Units, forming an independent Dept. responsible for all non interconnected islands, with the exception of Crete and Rhodes, generation related functions.

During the summer of 2007 the PPC's Generation Strategic Priorities Plan was elaborated and it was approved by PPC's Board of Directors in November 2007.

PPC's Generation Strategic Priorities Plan is in line with the competent authorities licence granted to PPC to replace existing, aged generating plants with new, environmentally friendly ones, of modern technology and much higher efficiency.

Applying the above mentioned Generation Strategic Priorities Plan, PPC already awarded to METKA S.A. the turnkey Contract for the design, procurement, construction and putting into operation of a gas fired 417 MW CCPP to be located in Aliveri, following as international open public tender. The Contract was signed in October and despite some initial delays, attributed to finding some antiquities during site excavations the power plant equipment arrangement problems have been resolved and there is adequate certainty that the plant shall be operational before the summer peak of 2010.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

In addition to the above, PPC has filed applications to the Ministry of Development via the Regulating Authority for the determination of the terms and conditions governing the generating permits for:

- a 700 - 800 MW coal fired plant to be located in Aliveri
- a 790 - 850 MW CCPP to be located in Megalopolis burning natural gas
- a 450 MW + 70 MWth lignite fired power plant to be located in Florina (Meliti) SES

and is preparing relevant application files for:

- another lignite fired power plant to be located in Ptolemais, rated 450 MW + 120 MWth, to replace existing lignite fired capacity in the area.
- another 700 - 800 MW coal fired plant to be located in Larimna within LARCO S.A. property.

Moreover, PPC, aiming to reduce the yearly financial deficit from the electric energy supply to the island of Crete, has agreed with DESFA S.A. to introduce natural gas in the energy balance of the island as early as 2012. The natural gas introduction will be effected by DESFA developing an LNG terminal in Korakia (borderline of Rethimnon and Iraklion Perfectures in the northern coast of the island) and by building a natural gas transmission network reaching the power plants of Chania and Atherinolakkos. Nearby the LNG terminal, PPC will develop two gas fired CCPPs rated 250 MW each, and it will transfer there three GTs of 86 MW overall capacity from Linoperamata Power Station, after converting them to natural gas firing. The remaining generating units of the Linoperamata Power Station (4 diesel engines, 2 GTs and 6 HFO fired steam generating units) will be shut down.

The project foresees also that the existing CCPP unit and 3 GTs in the Chania Power Station to be converted to natural gas firing, while two of the GTs, rated 59 MW each, to be repowered to a new CCPP with the addition of 2 HRSGs and a steam turbine generator, rated 62 MW.

Finally the generating units, of the Atherinolakkos Power Station (300 MW in total) shall be also converted to natural gas firing once the gas network reaches the corresponding site (2016).

Transmission Business Unit

The construction of 90 km of new transmission lines has already been completed and run into operation, while upgrading and development of new high voltage lines and substations was continued during the year.

The interconnection of the electrical power networks of Greece and Turkey by high voltage transmission line (400kV) is quickly proceeding and the upgrading from 150 to 400 kV of the connection line to FYROM (Florina-Bitola) has been in operation during the summer.

The program of replacement of primary equipments of high voltage substations for improving the reliability of the system was continued throughout the year.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

Distribution Business Unit

Development & Exploitation Of Distribution Network

1,300 km of new MV have been manufactured as well as 2,600 km of new LV Networks and 3,200 new transformers were settled down, while there were 11,000 network removals. The above mentioned investments' cost amounted to Euro 270 million. Eighteen million Euro were invested for the realization of the following big projects:

a)The construction of underground lines of HV in Attica Area (between Eleftherias HV/MV Substation Indoor Type, Chalkidonas Substation and Acharnon Extra High Voltage Centre) and b) the construction of P. Mela Substation Indoor type in Thessalonika.

Including the above expansions, the MV Network came to 100,200 km, the LV Network came to 112,800 km and the Substations came to 143,000.

The connection points of the Distribution Network came to 7,366,138, of which 9,056 in MV.

Regulatory Environment

The unbundling between Distribution's and Supply Operations has been completed following the existing regulatory request. The activity of the Transmission Network Operations was also removed from the Distribution Division to the new Department of the Non Interconnected Islands Operator.

Automatic Metering Management (Amm) And Automation

The AMM of MV customers has been advanced via the installation of a Automatic Centre of Metering with the telecommunicated connection with the electronic counters. 600 already Clients of Medium Voltage have been connected with this Centre. The automatisms of the Distribution Network, especially by the placement telecontrolled switches in MV, the acquisition of a new SCADA system for Attica Area and the expansion of the telecommanded switches systems with audio frequencies.

Environmental Issues

It already becomes use of aerial bundled conductor cables (Twisted isolated conductors) in Low Voltage (placement 3,000 km per year).

Supply Business Unit

The structure and the staffing of the new Business Units of Supply Division have been successfully completed during 2007 and started to operate. The new Business Unit consists of a network of 164 Shops, 10 Departments and Offices for Big Customers aimed to serve all of High, Medium and Low Voltage Customers in all over Greece.

Towards improving the quality of the granted services to our Customers, the provision of new information (on line) system for the better service of our customers has been scheduled. The total cost mounts up to the sum of 9.3 million €. The project's implementation comes up to 30 months.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

The dispensation procedure has been completed and PPC SA has been supplied with the necessary Supply License by the Ministry of Development, according to the Codes and Regulations of the Electricity Market.

PPC SA has also been registered as Supplier on the Electricity Market Members Record (List), overseen by HTSO, replacing any previous records on the same list. Thus for the seventh calendar year (1.1.2008 – 31.12.2008) PPC SA will operate as Representative of Load & Supplier of Electric Energy for its customers (clients).

Significant events for the year 2007

Approval of unbundled financial statements: The Regulatory Energy Authority approved the methodology for the segment reporting, in order for the abovementioned financial statements for the year 2006, to be published in May 2007, audited by a certified auditor.

Tax audit: In 2007, the tax authorities proceeded with a tax audit for the fiscal years 2004 and 2005.

Changes in PPC's organizational structure: In July 2007 the Parent Company's Board of Directors introduced three new hierarchical positions in its organizational structure as follows: (i) Deputy Chief Executive Officer for the divisions of Mines, Generation and Supply ii) Deputy Chief Executive Officer for the divisions of Transmission, Distribution, Islands' Network Operator as well as Testing, Research and Standards Center and iii) Deputy Chief Executive Officer for the divisions of Finance, Human Resources and Organization as well as the new Functional Activities Division. PPC is in the process of conducting several studies, in order to investigate the feasibility of further changes in its organizational structure.

Amendments in PPC's organizational structure: In May 2007 and in December 2007, the Parent Company's Board of Directors decided to introduce a Functional Activities Division for the Departments of Strategy and Planning, Communication and Housing to belong to, as well as a West Macedonia Division as part of the Headquarters Divisions in order to ensure the enhancement of the Parent Company's performance in the areA of West Macedonia.

Procurement of lignite from LARKO S.A.: In August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. PPC had established an equal provision against this receivable in prior periods. Such provision was reversed in 2007 as the collectibility of this receivable has been secured both via the above contract as well as the good execution guarantee (covering the contractual amount and term) issued in favor of PPC.

Option for acquisition of DEPA shares: PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

Approval of PPC Renewables' Business Plan: PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.

Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were granted a generation license for a solar energy unit of a total capacity of 50 MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

Strategic Plan: On November 21, 2007, PPC announced its strategic plan to the investors.

Agreement with WIND – Sale of Tellas: In 2007, the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 10 million. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 10 million, an amount that was paid in full in 2007.

On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. Network rentals by PPC to Tellas as well as the provision of telecommunication services by Tellas to PPC, will continue. On October 17, 2007 PPC and WIND Hellas Telecommunications S.A., a subsidiary of Weather Investments SpA signed the agreement based upon which PPC offered its participation (50% minus one share) for the amount of Euro 175 million, pending its approval by the competent regulatory authorities. On December 21, 2007, the agreement was approved by the National Committee for Telecommunications and Mail services. From that transaction a capital gain of Euro 165 million was presented, given that: a) until December 31, 2006 the analogy of the Group's participation in that company was fully eliminated and b) in 2007, the Group participated in said company's share capital increase by Euro 10 million.

Acquisition Program:

i) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power

I. Exeecutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction, who supervise the course of the project and are preparing the terms of the tender.

ii) ***Participation in FYROM's tender:*** On November 1st, 2007, the Ministry of Economy of FYROM announced that SENCAP is among the companies that have been pre-qualified in the tender for the hydropower plant of Boshkov Most and will be invited to submit a bid, following the announcement of the tender rules.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

EXPLANATORY REPORT OF BOARD OF DIRECTORS

(article 11A of L. 3371/2005)

a) *Share Capital Structure*

The Company's share capital amounts to Euro 1,067,200,000 divided into 232,000,000 ordinary registered shares with a nominal value of Euro 4.60 each.

b) *Restrictions in transferring Company share*

The Greek State's percentage, in PPC's share capital, cannot be less than 51%, according to article 43 para.3 of L. 2773/1999.

c) *Significant direct or indirect participations to articles 9 to 11 of L. 3356/200*

Significant participations (over 5%) at December 31, 2007, apart from the Greek State, are as follows:

1. Capital Research and Management Company	***5.4196%***
1.1 "EuroPacific Growth Fund"	5.0201%
2. Fidelity Management &Research Company, Fidelity Management Trust Company and Fidelity International Limited	***5.000 %***

PPC's share capital participation, is as follows:

Greek State	***51.12%***
Investors and institutional investors	***45.07%***
PPC - PIO	***3.81%***

d) *Shares with special control right*

There are no shares granting special control rights, stricto sensu. It is hereby noted, the procedure of election of the members of the Board of Directors, (article 10 of the Company's statutes), through two General Shareholders' Assemblies. Only the majority shareholder – the Greek State – participates in one, while the minority shareholders participate in the other.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

e) Voting rights restrictions

- According to article 8 par.2 of the Company's Articles of Incorporation in force, in case that the participation of another shareholder (other than the Greek State) or of its affiliate companies exceeds, in total, five (5) percent of the Company's voting shares, the shareholder concerned or its affiliated companies shall not be entitled to participate in and vote at the General Assembly with regard to the amount in excess of the said five percent.
- According to article 8 par.3 of the Company's Articles of Association in force, Banks and other agencies abroad, which, pursuant to the Law of the country of their establishment, issue share warrants, provided they have issued such warrants in favour of an individual beneficiary exceeding five (5) percent of the Company's voting shares, shall not be entitled to participate in the General Assembly nor vote on behalf of the beneficiary concerned in regard to the amount in excess of the said percentage. It is noted that the above clauses can only be amended by Law and not by a General Assembly resolution.
- According to article 10 par.2 of the Company's Articles of Incorporation in force, the minority shareholders are not entitled to participate in the General Assembly of the majority shareholder (the Greek State), by which six (6) members of the Board of Directors, the CEO included, are elected.
- According to article 20 of the Company's Articles of Incorporation in force, whenever an election of a minority representative to the Board of Directors is required (it is provided in article 10 par.2c that two minority representatives participate in the Board of Directors) a Special Assembly is convened, which only the minority shareholders and not the Greek State-majority shareholder- are entitled to attend.

f) Agreements between Company shareholders

The Company has no knowledge of agreements existing between its shareholders.

g) Regulations on appointing and replacing members of the Board of Directors and on amending the Articles of Incorporation.

According to article 10 of the Company's Articles of Incorporation in force, the Company's Board of Directors is composed of eleven (11) members, among which:

- Six (6) members, including the CEO, are elected by the General Assembly of the majority shareholder (the Greek State) in which the minority shareholders are not entitled to participate
- Two (2) members representing the Company's employees, are elected by the members of the Most Representative Trade Union of the Company.
- Two (2) members are elected by a Special Assembly of the minority shareholders, in which the Greek State is not entitled to participate.
- One (1) member is designated by the Economic and Social Committee and comes from agencies performing activities similar to those of the Company.

I. Execcutive Summary of the Board of Directors OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC

For the Fiscal Year 2007

In the event that the minority shareholders have not appointed their representatives in the Board of Directors or in the event they have not filled in the office of the said members, this shall not impede the Board of Directors_ constitution and functioning.

According to article 10 par.5a of the Company's Articles of Incorporation in force, in case that, for whichever reason, there is a vacancy in the office of a member of the Board of Directors elected by the General Assembly of the majority shareholder, the remaining Board members shall elect another member for the balance of the term of the vacant member and such election is certified at the next meeting of the General Assembly.

According to article 10 par.5b of the Company's Articles of Incorporation in force, in case that, for whichever reason, there is a vacancy in the office of a member of the Board of Directors other that those elected by the General Assembly of the majority shareholder, they shall be substituted by means of the same procedure applied for their election or appointment.

h) Duties of the Board of Directors with regard to the issuance of new or the purchase of own shares.

According to article 7 par.2 of the Company's Articles of Incorporation in force, the Company may, by resolution of the Board of Directors, issue provisional share warrants, which shall be exchanged for the final ones upon their issue.

Article 16 of Codified Law 2190/1920, as amended and currently in force, provides for the Company's ability to purchase own shares, with the Board of Directors responsibility, under the requirements specifically indicated by the above article. There is no provision in the Company's Articles of Incorporation in force, concerning specifically the Board of Directors' competence for the purchase of own shares.

i) Significant agreements that become effective, are amended or terminated in the event of change of control

Many loan agreements provide that, in case of an alteration in ownership, if the participation of the Greek State in the Company's share capital is reduced to less than 51%, the fact is termed as an event of default. In addition, the change in PPC's share capital, which will lead to change in control over the Company is a reason for dissolution of the shareholders' agreement between PPC and Contour Global, relating to SENCAP. Change in control over the Company is considered any case leading to the loss by a person or a legal entity of the ownership of the majority of shares in a company or loss of the possibility of appointing management or exercise material influence during important decision making by the controlled company

j) Agreements with members of the Board of Directors or Company Personnel.

There are no share distribution programmes to members of the Board of Directors and/ or employees of the Company.

Athens, March 27, 2008

The Board of Directors

2. CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

December 31, 2007

In accordance with

International Financial Reporting Standards adopted by the European Union

The attached separate and consolidated financial statements have been approved by the Board of Directors of Public Power Corporation S.A. March 27, 2008 and they are available on the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	**NIKOLAOS D. CHATZIARGYRIOU**	**GEORGE C. ANGELOPOULOS**	**EFTHIMIOS A. KOUTROULIS**

FREE TRANSLATION FROM THE GREEK ORIGINAL

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Public Power Corporation S.A.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Public Power Corporation S.A. ("the Company") and its subsidiaries ("the Group") and the Company's separate financial statements which comprise the balance sheet of the Group and the Company as at December 31, 2007, and the income statements, statements of changes in equity and cash flow statements of the Group and the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and Company's separate financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated and Company's separate financial statements based on our audit. Except as discussed in the following paragraph, we conducted our audit in accordance with the Greek Auditing Standards, which are based on International Standards of Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

As further discussed in Note 16 to the consolidated financial statements, the Group in applying the equity method of accounting carried its investment in one of its associates at Euro 22.5 million and recognized its share of profits of Euro 13.2 million in the income statement during the year ended December 31, 2007. These amounts were determined by using unaudited financial information prepared under different accounting policies and methods than those applied by the Group, a basis which is not in accordance with the provisions of IAS 28 "Investments in Associates". As a result, we are not in a position to assess whether the above amounts are correctly determined.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associate, the consolidated and the Company's separate financial statements present fairly, in all material respects, the financial position of the Group and the Company as of December 31, 2007, and the financial performance and the cash flows of the Group and the Company for the year then ended in accordance with International Financial Reporting Standards that have been adopted by the European Union.

Report on other legal and regulatory requirements

The Board of Directors' Report includes the information required by Articles 43a paragraph 3 and Article 107 paragraph 3 of CL 2190/20 as well as by Article 11a of L.3371/2005 and is consistent with the accompanying financial statements.

We have also audited the Company's unbundled balance sheets as at December 31, 2007 and the unbundled statements of income before tax for the period from January 1, 2007 to December 31, 2007. Management is responsible for the preparation for these balance sheets and statements of income before tax ("the unbundled financial statements") in accordance with Law 2773/1999 and Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy which is further discussed in detail in Appendix I in the accompanying notes.

The audit of the unbundled financial statements mainly includes the determination of whether the Company has properly applied the unbundling allocation rules and whether it has complied with its obligation for the avoidance of discriminations and cross-subsidizations among activities.

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associates, the unbundled financial statements presented in Appendix I in the accompanying notes have been prepared in accordance with Law 2773/1999 and Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy

Athens, March 27, 2008

The Certified Auditors Accountants

Dimitris Constantinou
SOEL No. 16201

Vassilios Kaminaris
SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountans
(SOEL No. 107)

11th Klm Nt Rd Athens Lamia, GR-144 51 Metamorphosi

2. STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
	Note	2007	2006	2007	2006
REVENUES:					
Revenue from energy sales	4	4,788,757	4,442,629	4,776,954	4,442,629
Other sales	4	365,411	344,774	365,348	344,774
		5,154,168	**4,787,403**	**5,142,302**	**4,787,403**
EXPENSES:					
Payroll cost	5	1,082,673	1,050,255	1,078,667	1,046,682
Lignite		742,105	705,745	742,105	705,745
Liquid Fuel		786,974	733,251	786,974	733,251
Natural Gas		629,236	524,179	629,236	524,179
Depreciation and Amortization	6	486,652	495,795	481,799	490,474
Energy purchases		643,287	523,837	643,287	533,547
Materials and consumables		100,358	93,816	100,279	93,816
Transmission system usage	17	308,904	285,445	308,904	285,445
Utilities and maintenance		80,553	88,466	79,871	88,466
Third party fees		34,151	26,154	32,642	26,154
Emission allowances	13, 36	7,430	13,789	7,430	13,789
Provision for risks		(25,597)	(1,868)	(25,597)	(1,868)
Provision for slow – moving materials	18	2,468	3,051	2,468	3,051
Allowance for doubtful balances		(14,897)	27,715	(14,897)	27,715
Financial expenses	7	183,582	167,318	183,557	167,315
Financial income	8	(29,069)	(34,308)	(28,786)	(34,214)
Other (income) expenses, net	9	43,246	54,687	38,165	53,479
Loss/ (reversal of impairment		-	-	6,232	(37,032)
loss on associate)		-	-	-	1,225
Impairment loss of subsidiaries	16	(165,000)	-	-	-
Gain of sale of associates, net					
Gain of associates and joint ventures, net	15, 16	(12,300)	(2,120)	-	-
Foreign currency gains, net		(6,944)	(9,795)	(6,944)	(9,795)
		4,877,812	**4,745,412**	**5,045,392**	**4,711,424**
PROFIT BEFORE TAX		**276,356**	**41,991**	**96,910**	**75,979**
Income tax expense	10	(54,047)	(19,907)	(30,383)	(26,767)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**222,309**	**22,084**	66,527	49,212
Profit after tax from disposal group	11	-	-	-	215
PROFIT FOR THE YEAR		**222,309**	**22,084**	**66,527**	**49,427**
Earnings per share, basic and diluted		0.96	0.10	0.29	0.21
Weighted average number of shares		232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these financial statements.

2. BALANCE SHEETS
DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
	Note	31/12/2007	31/12/2006	31/12/2007	31/12/2006
ASSETS					
Non – Current Assets:					
Tangible Assets	12	11,432,877	11,224,946	11,374,519	11,168,136
Intangible assets, net	13	21,173	25,937	21,120	25,937
Investments in subsidiaries	14	-	-	137,934	65,574
Investments in joint ventures	15	1,368	17	2,570	30
Investments in associates	16	34,027	12,886	30,800	37,032
Available for sale financial assets	21	72,453	56,046	72,453	56,046
Other non- current assets		3,724	5,300	3,135	5,299
Total non-current assets		11,565,622	11,325,132	11,642,531	11,358,054
Current Assets:					
Materials, spare parts and supplies, net	18	708,736	602,520	707,973	602,031
Trade receivables, net	19	782,658	700,272	782,658	700,272
Other receivables, net	20	152,253	149,443	153,928	150,520
Income tax receivable		7,450	18,695	25,995	18,695
Other current assets		22,168	13,735	21,938	13,735
Cash and cash equivalents	22	196,541	35,537	28,290	31,535
Derivative asset	28	4,977	3,936	4,977	3,936
		1,874,783	1,524,138	1,725,759	1,520,724
Assets of disposal group classified as "held for sale"	11	-	-	-	57,296
Total Current Assets		1,874,783	1,524,138	1,725,759	1,578,020
Total Assets		13,440,405	12,849,270	13,368,290	12,936,074
EQUITY AND LIABILITIES					
EQUITY:					
Share capital	23	1,067,200	1,067,200	1,067,200	1,067,200
Share premium		106,679	106,679	106,679	106,679
Legal reserve	24	45,628	42,464	45,628	42,464
Fixed assets' statutory revaluation surplus included in share capital		(947,342)	(947,342)	(947,342)	(947,342)
Revaluation surplus		4,175,422	4,175,422	4,150,222	4,175,422
Other Reserves	25	262,074	246,017	262,074	246,017
Retained earnings		570,240	387,991	523,827	467,898
Total Equity		5,279,901	5,078,431	5,208,288	5,158,338
Non-Current Liabilities:					
Interest bearing loans and borrowings	27	2,769,775	2,695,987	2,769,775	2,695,834
Post retirement benefits	29	241,037	237,855	241,037	237,855
Provisions	30	213,486	241,249	213,486	241,249
Deferred tax liabilities	10	323,270	281,891	329,716	288,839
Deferred customers' contributions and subsidies	31	1,835,913	1,691,876	1,829,350	1,685,444
Other non-current liabilities	32	465,678	433,861	465,678	433,861
Total Non-Current Liabilities		5,849,159	5,582,719	5,849,042	5,583,082
Current Liabilities:					
Trade and other payables	33	903,457	837,733	903,736	837,682
Short – term borrowings	34	196,900	117,600	196,900	117,600
Current portion of interest bearing loans		1,026,766	1,033,203	1,026,766	1,033,135
and borrowings	27	231	212	231	212
Dividends payable	26	183,991	199,372	183,327	199,372
Accrued and other current liabilities	35	2,311,345	2,188,120	2,310,960	2,188,001
Total Current Liabilities					
Liabilities directly associated with assets classified as "held for sale"	11	-	-	-	6,653
Total Liabilities and Equity		13,440,405	12,849,270	13,368,290	12,936,074

The accompanying notes are an integral part of these financial statements.

2. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus
Balance, as revised, December 31, 2005	**1,067,200**	**106,679**	**40,398**	**4,175,422**
Fair value of available for sale financial assets (note 21)	-	-	-	-
Total income for the year recognized directly in equit	-	-	-	-
Net income for the year	-	-	-	-
Total income and expense recognized for the period	-	-	-	-
Dividends	-	-	-	-
Transfers	-	-	2,066	-
Other movements	-	-	-	-
Balance, December 31, 2006	**1,067,200**	**106,679**	**42,464**	**4,175,422**
Fair value of available for sale financial assets (note 21)	-	-	-	-
Total income for the year recognized directly in equity	-	-	-	-
Net income for the year	-	-	-	-
Total income and expense recognized for the period	-	-	-	-
Dividends	-	-	-	-
Transfers	-	-	3,164	-
Other movements	-	-	-	-
Balance, December 31, 2007	**1,067,200**	**106,679**	**45,628**	**4,175,422**

The accompanying notes are an integral part of these financial statements.

Reversal of Fixed Assets Statutory Revaluation Surplus	Fair value of available for sale financial assets	Tax - free and Other Reserve	Other Reserves Total	Retained Earnings	Total Equity
	OTHER RESERVES				
(947,342)	**30,042**	**226,223**	**256,265**	**466,529**	**5,165,151**
-	7,192	-	7,192	-	7,192
-	7,192	-	7,192	-	7,192
-	-	-	-	22,084	22,084
-	7,192	-	7,192	22,084	29,276
-	-	-	-	(116,000)	(116,000)
	-	(17,440)	(17,440)	15,374	-
-	-	-	-	4	4
(947,342)	**37,234**	**208,783**	**246,017**	**387,991**	**5,078,431**
-	16,407	-	16,407	-	16,407
-	16,407	-	16,407	-	16,407
-	-	-	-	222,309	222,309
-	16,407	-	16,407	222,309	238,716
-	-	-	-	(37,120)	(37,120)
-	-	(350)	(350)	(2,814)	-
-	-	-	-	(126)	(126)
(947,342)	**53,641**	**208,433**	**262,074**	**570,240**	**5,279,901**

2. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus
Balance, as revised, December 31, 2005	**1,067,200**	**106,679**	**40,398**	**4,175,422**
Fair value of available for sale financial assets (note 21)	-	-	-	-
Total income for the year recognized directly in equity	-	-	-	-
Net income for the year	-	-	-	-
Total income and expense recognized for the period	-	-	-	-
Dividends	-	-	-	-
Transfers	-	-	2,066	-
Other movements	-	-	-	-
Balance, December 31, 2006	**1,067,200**	**106,679**	**42,464**	**4,175,422**
Fair value of available for sale financial assets (note 21)	-	-	-	-
Derecognition of revaluation surplus of fixed assets spinned off	-	-	-	(29,336)
Derecognition of deferred tax	-	-	-	4,136
Total income for the year recognized directly in equit	-	-	-	(25,200)
Net income for the year	-	-	-	-
Total income and expense recognized for the period	-	-	-	(25,200)
Dividends	-	-	-	-
Transfers	-	-	3,164	-
Other Movements	-	-	-	-
Balance, December 31, 2007	**1,067,200**	**106,679**	**45,628**	**4,150,222**

The accompanying notes are an integral part of these financial statements.

OTHER RESERVES					
Reversal of Fixed Assets Statutory Revaluation Surplus	**Fair value of available for sale financial assets**	**Tax - free and Other Reserve**	**Other Reserves Total**	**Retained Earnings**	**Total Equity**
(947,342)	**30,042**	**226,223**	**256,265**	**519,095**	**5,217,717**
-	7,192	-	7,192	-	7,192
-	7,192	-	7,192	-	7,192
-	-	-	-	49,427	49,427
-	7,192	-	7,192	49,427	56,619
-	-	-	-	(116,000)	(116,000)
-	-	(17,440)	(17,440)	15,374	-
-	-	-	-	2	2
(947,342)	**37,234**	**208,783**	**246,017**	**467,898**	**5,158,338**
-	16,407	-	16,407	-	16,407
-	-	-	-	29,336	-
-	-	-	-	-	4,136
-	16,407	-	16,407	29,336	20,543
-	-	-	-	66,527	66,527
-	16,407	-	16,407	95,863	87,070
-	-	-	-	(37,120)	(37,120)
-	-	(350)	(350)	(2,814)	-
-	-	-	-	-	-
(947,342)	**53,641**	**208,433**	**262,074**	**523,827**	**5,208,288**

2. STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated)

	Group		Company	
	2007	**2006**	**2007**	**2006**
Cash flows from operating activities				
Profit before tax from continuing operations	276,356	41,991	96,910	75,979
Profit before tax from disposal group	-	-	-	303
Adjustments:				
Depreciation and amortization	633,461	633,523	628,202	633,523
Amortization of customers' contributions and subsidies	(61,507)	(56,908)	(61,101)	(56,908)
Fair value gain of derivative instruments	(1,041)	(17,763)	(1,041)	(17,763)
Impairment of subsidiaries under liquidation	-	-	-	1,225
Reversal of impairment loss on associate	-	-	6,232	(37,032)
Gain on sale of associates	(165,000)	-	-	-
Gain from disposal group	-	-	(3,745)	-
Share of (profit)/ loss of associates	(12,300)	(2,120)	-	-
Interest income	(23,232)	(15,009)	(22,949)	(14,915)
Sundry provisions	(38,387)	36,055	(38,387)	36,055
Impairment loss on emission rights purchased	4,923	10,100	4,923	10,100
Unrealized foreign exchange losses on interest bearing loans and borrowings	453	(4,985)	453	(4,985)
Unbilled revenue	(33,562)	(32,746)	(33,562)	(32,746)
Retirements of fixed assets and software	8,944	21,076	9,200	21,076
Amortization of loan origination fees	2,164	2,195	2,164	2,195
Interest expense	172,890	154,697	172,865	154,697
Operating profit before working capital changes	**764,162**	**770,106**	**760,164**	**770,804**
(Increase)/decrease in :				
Accounts receivable, trade and other	(35,910)	(157,032)	(36,508)	(157,448)
Other current assets	(8,791)	1,753	(8,433)	1,753
Materials, spare parts and supplies	(98,084)	(37,809)	(96,987)	(37,809)
Increase/(decrease) in :				
Trade and other payables	73,054	136,582	73,605	136,565

2. STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(All amounts in thousands of Euro, unless otherwise stated)

	Group		Company	
	2007	2006	2007	2006
Other non – current liabilities	31,817	42,924	31,817	42,924
Accrued/ other liabilities excluding interest	(16,603)	28,292	(17,267)	28,292
Provisions	-	27	-	27
Income tax paid	(8,754)	-	-	-
Net Cash from Operating Activities	**700,891**	**784,843**	**706,391**	**785,108**
Cash Flows from Investing Activities				
Interest received	23,554	15,009	22,949	14,915
Capital expenditure of fixed assets and software	(861,195)	(728,405)	(854,591)	(728,405)
Proceeds from sale of associates	175,000	-	-	-
Proceeds from customers' contributions and subsidies	205,544	189,277	205,007	189,277
Dividends received from associates	-	241	-	-
Purchases of marketable securities	-	(8,507)	-	(8,507)
Investments in subsidiaries and associates	(20,219)	(6,624)	(20,455)	(1,731)
Net Cash used in Investing Activities	**(477,316)**	**(539,009)**	**(647,090)**	**(534,451)**
Cash Flows from Financing Activities				
Net change in short term borrowings	79,300	(26,300)	79,300	(26,300)
Proceeds from interest bearing loans and borrowings	985,000	650,000	985,000	650,000
Principal payments of interest bearing bonds and borrowings	(918,102)	(605,088)	(918,102)	(605,088)
Interest paid	(171,668)	(151,114)	(171,643)	(151,114)
Dividends paid	(37,101)	(115,971)	(37,101)	(115,971)
Net Cash used in Financing Activities	**(62,571)**	**(248,473)**	**(62,546)**	**(248,473)**
Net increase/(decrease) in cash and cash equivalents	161,004	(2,639)	(3,245)	2,184
Cash and cash equivalents at beginning of year	35,537	38,176	31,535	29,351
Cash and cash equivalents at the end of the year	196,541	35,537	28,290	31,535

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ENDORSED BY THE EUROPEAN UNION
DECEMBER 31, 2007

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group"). In addition, based on L. 2773/199 and L. 3426/2005, the unbundled financial statements are presented at appendix I, of the separate and consolidated financial statements.

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At December 31, 2007 and 2006, the number of staff employed by the Group was approximately 24,602 and 26,208, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

At December 31, 2007 and 2006, 178 and 224 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 175 and 222 were compensated by PPC. The total payroll cost of such employees, at December 31, 2007 and 2006, amounted to Euro 9,116 and Euro 9,292, respectively and is included in the income statement.

As a vertically integrated electric utility, PPC generates electricity in its own 90 power generating stations (8 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007) facilitates the transmission of electricity through approximately 11,700 kilometres of high voltage power lines and distributes electricity to consumers through approximately 213,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. LEGAL FRAMEWORK

Provisions of L.2773/1999

Until the enactment of Law 2773/1999 (as amended by Law 3175/2003, 3426/2005 and 3587/2007), referred to as "the Liberalization Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC and at a later date Directive 2003/54/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market. The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme from January 1, 2001 (by virtue of Presidential Decree 333/2000).

Provisions for the establishment of Hellenic Electricity Transmission System Operator S.A. ("HTSO") / Law 2773/1999:

The Liberalization Law provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000, through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which, among others, specifies the following:

1. HTSO was incorporated to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

2. The share capital of the HTSO is set at Euro 293. The Greek State must always own at least 51% of HTSO's share capital.

3. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff are regulated by a contract between PPC and the HTSO. HTSO compensates PPC for the respective costs.

4. PPC has the exclusive ownership rights of the transmission system and will be compensated by HTSO.

In February 2001, PPC and HTSO entered into an agreement as described under item (3) above. At December 31, 2007 and 2006, 137 PPC employees had been transferred to the HTSO, (these employees remain on PPC's payroll). Under the terms of such agreement, PPC is reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (at present 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (4) above, which was approved by the Regulatory Authority of Energy ("RAE") and the Ministry of Development. As specified in the agreement, in the Liberalisation Law and in the Grid Code, the calculation of the compensation fee incorporates PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

The related charges from all the above agreements in the periods ended December 31, 2007 and 2006 are presented in note 17.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Provisions of Law 3175/2003

The main provisions of Law 3175/2003 were the following:

- HTSO, through a tender process has been given the permit to conclude generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long–term basis.

  The volume of the generation capacity contracts would be defined by the outcome of a purpose study regarding the needs for a sufficient capacity and the existence of adequate and secure reserve margins. The maximum volume of generation capacity contracts, that HTSO was permitted to conclude, was designated for up to a total of 900 MW and was related to capacity commissioned up to July 01, 2007.

  An additional capacity of up to 400MW could be commissioned, by taking into account the findings of the above mentioned purpose study.

- PPC would not be allowed to participate to any tenders for the initial 900 MW, although it could participate for up to 50% of additional tenders, for the additional capacity of the 400 MW.

- PPC could freely and on equal terms participate in any further future tenders, above the 1,300 MW, for any capacity commissioned after July 01, 2007.

- A generation authorization is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

Provisions of Law 3426/2005:

The main provisions of Law 3426/2005 (latest amendment of the liberalization law) are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception (if granted by the European Commission) of micro-isolated non-interconnected islands, as defined in Directive 54/03 EC (where generation and supply licenses are granted exclusively to PPC) with the exception of generation from renewable energy sources, hybrid plants and auto producers.

- The tender process, which HTSO was permitted to conclude for the 900 plus 400 MW generation capacity, refers to capacity commissioned up to December 31, 2010, instead of July 01, 2007.

- The provisions for unbundling were altered in order to include PPC's activities in Generation, Transmission, Distribution, Supply to Eligible Customers, Supply to non Eligible Customers and Operation to the non – interconnected islands.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses. For fiber optics no such approvals are required.
- The operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.
- PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.
- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the non-interconnected micro isolated islands' consumers.
- As of July 1, 2007, all consumers are considered eligible customers. PPC will be supplying the non-interconnected micro isolated islands' consumers who are considered non-eligible customers.

The Distribution System Operator (DSO):

A combined Transmission and Distribution System Operator would be established by July 1, 2007. Until then, PPC would act as distribution system operator through the establishment of appropriate internal structures. This new independent entity would be formed through the expansion of the existing Transmission System Operator (HTSO), which would be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO). HTDSO would inherit all HTSO's responsibilities and would undertake the responsibilities of the DSO that are provided by the law such as:

- Ensuring the operation, development and maintenance of a technically robust and economically efficient Network.
- Ensuring the reliability, efficiency and security of the Network.
- Ensuring access to the Network of the generation and supply authorization holders as well as of the Eligible customers, in accordance with the terms and conditions stipulated in the Distribution Code.
- Ensuring the supply, installation, maintenance, good performance and replacement of metering equipment.

The Non-interconnected Islands Operator:

PPC was appointed as the Operator for the non-interconnected islands. The activities of PPC as an operator were functionally unbundled from the rest of its activities. The Operator has, among others, the responsibilities for the distribution system operation as well as the ones for scheduling and dispatching of the generation units, according to the provisions of the Code for the Operation of the non-interconnected islands. PPC keeps separate accounts for the activities of generation, distribution and supply for those islands.

Public Service Obligations

Public Service Obligations (PSOs), as well as the holders of licenses, who shall be liable to provide such public service obligations, are defined by a Decision of the Minister of Development issued on June 13, 2007, and are as follows:

2. Notes to the Financial Statements December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

a) Supply of energy to consumers of non – interconnected micro isolated islands, at the same rates, per category, as those of the interconnected system.

b) Supply of energy at special rates to consumers with extended families (more than three children), as those are defined in relevant legislation..

The Minister of Development, also issued, a Decision, following a relevant opinion by RAE, which defines the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to such services.

On March 2008, PPC has communicated to RAE the quantification of the yearly compensation for the recovery of expenses relating to providing public service obligations.

Provisions of Law 3587/2007

The main provision of Law 3587/2007 was that an additional generation licence of up to 800 MW, to the existing, by Law 3175/2003, license of 1600 MW, was granted to PPC, in order to replace old generation units with modern ones. The law provides that the old units will be dismantled following the cessation of operation.

The Minister of Development in a letter, dated 12.09.2007, addressed to PPC's Chairman of the Board and Chief Executive Officer, accepted PPC's proposal for units of an additional capacity, beyond the 2,400 MW already licensed, according to Laws 3175 and 3587. In addition, it was noted, that a relevant legislative amendment would be submitted, based on which PPC will be allowed to construct new units in replacement of old polluting and poorly performing ones without the Company being subject to limits of generation or other restrictions.

Provisions of Law 3468/2006

In June 2006 Law 3468/2006 concerning "Electricity generation from Renewable Energy Sources (RES) and High Efficiency Co-generation of Heat and Power (HE-CHP)" was enacted. Its main provisions are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.
- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.
- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.)

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying financial statements (thereon "financial statements") have been prepared under the historical cost convention except for tangible assets, financial assets held – for – sale and derivative financial assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand, except when otherwise indicated.

(b) ***Statement of compliance:*** The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union

(c) ***Basis of consolidation:*** The consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year.

Subsidiaries (companies in which the Group directly or indirectly through other subsidiaries has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been fully eliminated as well as unrealized inter – group gains and losses. Where necessary, the accounting policies of subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(d) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results.

(e) ***Approval of financial statements:*** The Board of Directors approved the accompanying financial statements for the year ended December 31, 2007 on March 27, 2008. These financial statements are subject to approval by PPC's General Assembly of shareholders.

3.2. CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous financial year except as follows:

PPC has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these did not have any effect on the financial performance or position of PPC, only created additional disclosure demands for some of them.

IFRS 7 Financial Instruments: Disclosures: This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results, comparative information has been revised where needed.

IAS 1 Amendment: Presentation of Financial Statements – Capital Disclosures: This amendment requires disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in Note 37.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies: IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. IFRIC 7 is not relevant to the Group's operations and did not have an effect on the financial statements.

IFRIC 8 Scope of IFRS 2: This interpretation requires IFRS 2 Share-Based Payments to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular

where equity instruments are issued for consideration which appears to be less than fair value. As the Group does not have any share-based payments / equity instruments are only issued to employees, the interpretation had no impact on its financial position or performance.

IFRIC 9 Reassessment of Embedded Derivatives: IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivatives requiring separation from the host contract, the interpretation had no impact on the financial position or performance of the Group.

IFRIC 10 Interim Financial Reporting and Impairment: This interpretation requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The interpretation had no impact on the financial position or performance of the Group.

3.3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. The principle judgments and estimates referring to events the development of which could significantly affect the items of the financial statements during the forthcoming twelve months period are as follows:

(a) ***Fair value and useful lives of property, plant and equipment:*** PPC carries its property, plant and equipment at revalued amounts (estimated fair values) as determined by an independent firm of appraisers. Revaluations are performed periodically (every three to five years). The determination of the fair values of property, plant and equipment requires from management to make assumptions, estimates and judgements with respect to the ownership, the value in use and the existence of any economic, functional and physical obsolescence of property, plant and equipment. Furthermore, the management has to make certain estimates with respect to the useful lives of depreciable assets.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(b) ***Provisions for income taxes:*** Current income tax liabilities for the current and prior years are measured at the amounts expected to be paid to the taxation authorities, using the tax rates that have been enacted by the balance sheet date. Provision for income taxes includes taxes reported in the respective income tax returns and potential additional tax assessments that may be imposed by the tax authorities upon settlement of the open tax years on the basis of the findings of prior tax audits. The final settlement of the income taxes might differ from the income taxes that have been accounted for in the financial statements.

(c) ***Provisions for dangers:*** The Group is forming provisions for dangers concerning claims by employees against companies of the Group and for which their result might lead to an outflow of resources for their settlement. Provision is formed based on claim and the possible outcome of the trial.

(d) ***Provision for unbilled revenue:*** Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Unbilled revenue is estimated using certain assumption with respect to quantities of electricity consumed, network losses and average electricity sale prices. Actual amounts finally billed may differ from those provided for.

(e) ***Estimation of the recoverable amount of an investment in an associate:*** PPC in 2006 and 2007 assigned a study to an independent valuer of the recoverable amount in one of its investment in an associate. The determination of the recoverable amount of this investment in an associate requires PPC to make an estimate of the expected future cash flows of this investment as well as to choose a suitable discount rate in order to calculate the present value of those cash flows.

(f) ***Post retirement benefits:*** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. The above mentioned obligations are calculated on the basis of financial and actuarial assumptions.

3.4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by PPC in the preparation of the financial statements, are as follows:

(a) ***Foreign currency translation:*** The functional and reporting currency of all the Group entities is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(b) ***Tangible Assets:*** Tangible assets (with the exception of mines and lakes which are valued at cost minus accumulated depreciation and eliminations) are valued at their fair values minus accumulated depreciation and eliminations. Estimations of fair values are performed periodically by independent appraisers (three to five years) in order to ensure that fair value does not differ significantly from the net value of the asset.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Any valuation increase is credited to the revaluation surplus net of deferred taxes. At the date of revaluation, accumulated depreciation are offset against pre depreciation accounting values and net amounts are restated according to restated amounts. Any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement. Upon disposal of revalued tangible asset, the relevant portion of the revaluation surplus is released from the revaluation surplus directly to retained earnings. Repairs and maintenance are charged to expenses as incurred. Subsequent future expenditures are capitalized when they increase the asset's useful life, improve its productivity or decrease its operational cost. For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(c) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated remaining useful economic life of the assets. The useful lives (in years) applied for the calculation of depreciation, have as follows:

Buildings and Civil Works	
Hydro power plants	35-50
Buildings of general use	50
Industrial buildings	35
Machinery and Equipment	
Thermal power plants	40
Mines	20-40
Hydro power plants	40
Autonomous diesel power plants	25
Transmission	
Lines	35
Substations	35
Distribution	
Substations	35
Low and medium voltage distribution networ	35
Transportation assets	15
Furniture, fixtures and equipment	5-12

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(d) ***Borrowing costs:*** The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognized as an expense in the period in which they are incurred.

(e) ***Intangible assets:*** Intangible assets include software and CO_2 emission rights allowances:

(i) ***Software:*** Software programs are depicted at their acquisition cost minus accumulated depreciation and impairments. For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income. Software costs are amortized on a straight-line basis over a period of five years.

(ii) ***CO_2 emission rights:*** PPC acquires CO_2 emission rights in order to meet its obligation resulting from the shortage of allocated emission allowances as compared to actual emissions made. Emission rights are accounted under the net liability method, based on which, PPC recognizes a liability for emissions when the emissions are made and are in excess of the allowances allocated. Emission rights purchased are recognized as an intangible asset, at cost less any accumulated impairment losses.

(f) ***Mining activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalized and amortized (upon commencement of the mines' commercial operation) over the shorter of the life of the mine and 20 years. Exploration, evaluation and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for at the present value of the related obligation to restore land back to a beneficial use and is included both in fixed assets (mines) and in provisions.

(g) ***Investments in subsidiaries:*** In the separate financial statements, investments in subsidiaries are accounted for at cost less any impairment losses.

(h) ***Investments in associates:*** These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less possible provisions for any impairment in value. The income statement reflects separately the Group's share of the results of its associates, while amounts that are registered by the associates directly to their equity are recognized directly to the Group's equity. Non – realizable profit or loss resulting from the transactions of the Group with said associates are eliminated to the extent of the interest in the associates. The associates' accounting principles are adjusted, when necessary, in order to comply with those adopted by the Group. In the separate financial statements such investments are accounted for at cost less any accumulated impairment losses.

(i) ***Investments in joint ventures:*** The Group has interests in joint venture which are jointly controlled entities with other companies with which the Group has a contract. In the consolidated financial statements, investments in joint ventures are accounted for under the equity method. The investments in joint ventures are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its joint ventures while amounts that are registered by the joint ventures directly to their equity are recognized directly to the Group's equity. Non – realizable profit or loss incurring from the transactions of the Group with those joint ventures are eliminated to the extent of the interest in the joint ventures. The joint ventures' accounting principles are adjusted, when necessary, in order to comply with those adapted by the Group. In the separate financial statements such investments are accounted for at cost less any impairment losses.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(j) ***Impairment of assets:*** PPC assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less cost to sell and its value in use and is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized to the income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the assets' recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Such reversal is recognized in profit and loss unless the asset is carried at revalued amounts in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(k) ***Investments and other financial assets:*** Financial assets in the scope of IAS 39 are classified based on their nature and their characteristics in financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. PPC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

(i) ***(i) Financial assets at fair value through profit and loss:*** This category includes financial assets classified as held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

(ii) ***Loans and receivables:*** Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(iii) ***Held - to - maturity investments:*** Financial assets with fixed payments and fixed maturity are classified as held - to - maturity, when the Company has the intention and the ability to hold them to maturity. Held – to – maturity investments which are held for an infinite or non – defined maturity cannot be classified into this category. Held – to – maturity investments are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the investments are derecognized or eliminated as well as through the amortization process.

(iv) ***Available-for-sale investments:*** Available-for-sale investments are those non-derivative financial assets that are not classified in any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognized as a separate component of equity. On disposal, impairment or derecognition of the investment, the cumulative gain or loss is transferred to the income statement. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

(l) ***Impairment of financial assets:*** The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) ***Assets carried at amortized cost:*** If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss. The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(ii) ***Available-for-sale financial assets:*** If an available-for-sale asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

(m) Inventories: Inventories include consumables, materials, lignite and liquid fuel.

(i) Materials and consumables: Materials and consumables are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. A provision is established for write down to recoverable amount expected to be realized from their use.

(ii) Lignite: The cost of lignite inventories which have been excavated but not yet consumed at the date of the financial statements is depicted at the balance sheet. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Production cost mainly consists of expenses incurred in order for lignite inventories to be brought to its present location. Consumption of lignite is separately reflected in operating expenses in the accompanying statement of income.

(iii) Liquid fuel: Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(n) Cash and cash equivalents: The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(o) Share capital: Share capital represents the par value of shares fully issued and outstanding. Any proceeds in excess of par value are recorded in share premium.

(p) Derecognition of financial assets and liabilities

(i) Financial assets: A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- PPC retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- PPC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where PPC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of PPC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PPC could be required to repay.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of PPC's continuing involvement is the amount of the transferred asset that PPC may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of PPC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) ***Financial liabilities:*** A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

(q) ***Offsetting of financial assets and liabilities:*** Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when PPC has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

(r) ***Interest bearing loans and borrowings:*** All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs.

(s) ***Provisions for risks and expenses, contingent liabilities and contingent claims:*** Provisions are recognised when the Group has a present legal, contractual or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(t) ***Post retirement benefits:*** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the payroll cost in the statements of income and consist of the present value of the benefits earned in the year, decreased by the benefits offered to the pensioners. The retirement benefit obligations are not funded. Unrecognized gains or losses that exceed 10% of the projected benefit obligation at the beginning of each period are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year.

(u) ***Subsidies for fixed assets and customers' contributions:*** PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Subsidies are recorded upon collection and are reflected

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

as deferred income in the accompanying balance sheets. Amortization is accounted for in accordance with the remaining useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income. In addition, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Due to the lack of detailed accounting guidance under current IFRSs management has elected to account for customers' contributions in the same way as subsidies.

(v) Derivative financial instruments and hedging: PPC uses derivative financial instruments to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are measured at fair value at the balance sheet date. The fair value of such derivatives is determined by reference to market values for similar instruments and it is confirmed with the respective financial institutions. The effective part of hedges that qualify for hedge accounting is recognized directly to equity if it is related to cash flow hedges while the ineffective part is charged to the consolidated income statement. If the hedge is related to effective fair value hedges, the gain or loss from remeasuring the derivative hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in profit or loss. Under cash flow hedge accounting, when the hedged firm commitment results in the recognition of non-financial asset or a non-financial liability, then, at the time the asset or liability is recognized the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Certain derivatives, although characterized as effective hedges based on Group policies, do not meet the criteria for hedge accounting in accordance with the provisions of IAS 39 and, therefore, gains or losses are recognized in the statements of income.

(w) Income taxes (current and deferred):

(i) Current Income Taxes: Current income tax expense consists of income taxes for the current year based on the Parent Company's profits and on the other companies of the Group as adjusted in its tax returns and, provisions for additional income taxes to cover potential tax assessments which are likely to occur from tax audits by the tax authorities, using the enacted or substantively enacted tax rates.

(ii) Deferred Income Taxes: Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities. Deferred income tax liabilities are recognized for all taxable temporary differences. Except where the deferred income tax liability arises from initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, carried forward of unused tax credits and unused tax losses, to the extent that it is possible that taxable profit will be available against the deductible temporary differences and the carried forward of unused tax credits and unused tax losses can be utilized.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Except where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

The deferred tax assets are reviewed at each balance sheet date and reduced at the time where it is not considered as possible that enough taxable profits will be presented against which, a part or the total of assets can be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income.

(x) ***Defined contribution plans:*** Effective January 1, 2000, the PPC Personnel Insurance Organization undertook all insurance obligations towards PPC's employees and pensioners. As a result, PPC recognizes as an expense the contribution payable to this defined contribution plan, in exchange for the service that the employees have rendered to PPC during a year and as a liability to the extent that this has not been paid during the year.

(u) ***Revenue recognition:*** Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Deductions from reduced consumption of electricity as defined by specific return policies of the Company are accounted when they can reliably be estimated (based on historical data, if available or on prior year's data. Revenue from rendering of services is recognized based on the stage of completion of the service rendered and to the extent that the related receivable will be collected. Revenue from interest is recognized within the period incurred and revenue from dividends is recognized when the Group's right on such dividends is approved by the respective bodies of the companies' that declare them.

(z) ***Natural gas:*** Natural gas fuel is expensed as purchased and consumed. Consumption of natural gas is separately reflected in the accompanying statements of income.

(aa) ***Electricity:*** Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income.

(ab) ***Operating leases(The Group as leaser):*** Leases that do not transfer substantially all the risks and benefits of ownership of the asset the Group are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

(ac) ***Earnings per share:*** Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant year. There were no dilutive securities outstanding during the periods presented.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(ad) Subsequent events: Post period-end events that provide additional information about the Group's or the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes.

(ae) Non-current Assets Held for Sale and Discontinued Operations: The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The basic preconditions to classify a non-current asset (or a disposal group) as held for sale are that it must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets / groups and its sale must be highly probable.

For the sale to be highly probable the following preconditions should be met accumulatively:

- the appropriate level of management must be committed to a plan to sell the asset (or disposal group),
- an active program to locate a buyer and complete the plan must have been initiated,
- the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value,
- the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, with some exceptions, and
- actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Immediately before the initial classification of a non current asset (or a disposal group) as held for sale, the asset (or the assets and liabilities included in the disposal group) will be measured in accordance with the applicable IFRS.

Non current assets (or disposal group) classified as held for sale will be measured at the lower of its carrying amount and fair value less costs to sell and any possible resulting impairment losses will be recognized in the income statement. Any subsequent increase in fair value will be recognized, but not in excess of the cumulative impairment loss which was previously recognized.

While a non-current asset (or non-current assets that are included in a disposal group) is classified as held for sale it should not be depreciated or amortized.

(af) Segment information: According to L. 2773/1999 and L. 3426/2005, the Company is obliged to prepare and integrate in its financial statements, unbundled statements. These include PPC's activities in the Sectors of Generation, Transmission, Distribution, Supply to Eligible Customers, Supply to non – eligible customers and Management of the Non-Interconnected Islands. As a result, information disclosures by segment as well as the principles of segment as presented in IAS 14 "Segment Reporting" are stated in the Appendix 1.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which PPC has not early adopted, as follows:

Standards and interpretations issued by the IASB and adopted by the EU

IFRS 8 'Operating Segments' (effective for annual periods beginning on or after 1 January 2009). IFRS 8 replaces IAS 14 'Segment Reporting' and adopts a management-based approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. PPC is in the process of assessing the impact of this standard on its financial statements.

IFRIC 11, IFRS 2 'Group and Treasury Share Transactions' (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity even if the entity chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity instruments granted. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent. This interpretation is not relevant to PPC.

Standards and interpretations issued by the IASB but not yet adopted by the EU

Amendment to IAS 23 'Borrowing costs' (effective for annual periods beginning on or after 1 January 2009). The benchmark treatment in the existing standard of expensing all borrowing costs to the income statement is eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalised. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements of the Standard, PPC will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

IFRIC 12 'Service Concession Arrangements' (effective for annual periods beginning on or after 1 January 2008). IFRIC 12 outlines an approach to account for contractual (service concession) arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and/or an intangible asset. This interpretation is not relevant to PPC.

IFRIC 13 'Customer Loyalty Programmes' (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. This interpretation is not relevant to the PPC.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' (effective for annual periods beginning on or after 1 January 2008). IFRIC 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. It also explains how this limit, also referred to as the "asset ceiling test", may be influenced by a minimum funding requirement and aims to standardize current practice. This interpretation is not relevant to the PPC.

Amendments to IAS 1 'Presentation of Financial Statements' (effective for annual periods beginning on or after 1 January 2009). IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Of the main revisions are the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income"; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the balance sheet. PPC will make the necessary changes to the presentation of its financial statements in 2009.

Amendments to IFRS 2 'Share Based Payment' – Vesting Conditions and Cancellations (effective for annual periods beginning on or after 1 January 2009). The amendment clarifies two issues: The definition of 'vesting condition', introducing the term 'non-vesting condition' for conditions other than service conditions and performance conditions. It also clarifies that the same accounting treatment applies to awards that are effectively cancelled by either the entity or the counterparty. This amendment is not relevant to PPC.

Revisions to IFRS 3 'Business Combinations' and IAS 27 'Consolidated and Separate Financial Statements' (effective for annual periods beginning on or after 1 July 2009). A revised version of IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements were issued by IASB on January 10, 2008. IFRS 3R introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). IAS 27R requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests, if any.

Amendments to IAS 32 and IAS 1 Puttable Financial Instruments (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. PPC does not expect these amendments to impact its financial statements.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. REVENUES

	Group		Company	
	2007	**2006**	**2007**	**2006**
Energy sales:				
- High voltage	402,835	408,187	402,835	408,187
- Medium voltage	888,362	810,115	888,362	810,115
- Low voltage	3,485,757	3,224,327	3,485,757	3,224,327
- Renewable Energy Sources	11,803	-	-	-
	4,788,757	**4,442,629**	**4,776,954**	**4,442,629**
Fees charged to HTSO (note 17):				
- Transmission system fees	261,156	243,394	261,156	243,394
- Administrative fees	12,596	12,461	12,596	12,461
	273,752	255,855	273,752	255,855
Other	91,659	88,919	91,596	88,919
	365,411	**344,774**	**365,348**	**344,774**
Total	**5,154,168**	**4,787,403**	**5,142,302**	**4,787,403**

5. PAYROLL COST

	Group		Company	
	2007	**2006**	**2007**	**2006**
Payroll cost	1,221,578	1,160,398	1,218,770	1,160,398
Employer's social contributions	362,088	342,136	360,890	342,136
Provision for reduced tariffs	3,182	7,157	3,182	7,157
Payroll cost included in				
- fixed assets	(169,059)	(142,006)	(169,059)	(142,006)
- lignite production	(335,116)	(317,430)	(335,116)	(317,430)
Total	**1,082,673**	**1,050,255**	**1,078,667**	**1,046,682**
Payroll associated with disposal group	-	-	-	(3,573)
Total	**1,082,673**	**1,050,255**	**1,078,667**	**1,046,682**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

6. DEPRECIATION AND AMORTIZATION

	Group		Company	
	2007	**2006**	**2007**	**2006**
Depreciation/ amortization:				
- Fixed assets (note12)	627,588	625,779	622,360	625,779
- Software (note 13)	5,873	7,744	5,842	7,744
- Transfer to subsidies and customers				
contributions (note 31)	(61,507)	(56,908)	(61,101)	(56,908)
Depreciation included in lignite				
excavation cost	(85,302)	(80,820)	(85,302)	(80,820)
Total	**486,652**	**495,795**	**481,799**	**495,795**
Depreciation associated with disposal group	-	-	-	(5,321)
Total	**486,652**	**495,795**	**481,799**	**490,474**

7. FINANCIAL EXPENSES

	Group		Company	
	2007	**2006**	**2007**	**2006**
Interest expense	172,890	154,697	172,865	154,697
Bank charges	528	1,257	528	1,257
Amortization of loans' issuance costs	2,164	2,195	2,164	2,195
Commissions on letters of guarantee	4,596	5,009	4,596	5,009
Other	3,404	4,160	3,404	4,157
Total	**183,582**	**167,318**	**183,557**	**167,315**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

8. FINANCIAL INCOME

	Group		Company	
	2007	2006	2007	2006
Unrealized gain on interest rate swaps (note 28)	1,041	17,763	1,041	17,763
Interest on outstanding energy receivables	14,772	12,383	14,772	12,383
Interest on bank and time deposits (note 22)	1,518	614	1,235	614
Dividends from investments "held-for-sale" (note 21)	6,942	1,535	6,942	1,535
Other	4,796	2,013	4,796	1,919
Total	**29,069**	**34,308**	**28,786**	**34,214**

9. OTHER (INCOME) EXPENSE, NET

	Group		Company	
OTHER EXPENSE	2007	2006	2007	2006
Transportation and travel expenses	37,344	34,435	37,271	34,435
Taxes and duties	13,653	11,682	13,147	11,682
Loss on retirements of fixed assets	8,726	23,741	8,726	23,741
Other	11,729	16,808	10,972	16,113
Total	**71,452**	**86,666**	**70,116**	**85,971**
OTHER REVENUE				
Penalties to suppliers/ contractors	(6,337)	(4,910)	(6,337)	(4,910)
Subsidies on expenses	(3,880)	(6,588)	(3,880)	(6,588)
Income from rentals	(1,400)	(1,393)	(1,400)	(1,393)
Gain from disposal group (note 11)	-	-	(3,745)	-
Other	(16,589)	(19,088)	(16,589)	(19,088)
Total	**(28,206)**	**(31,979)**	**(31,951)**	**(31,979)**
Other (income)/ expense associated with disposal group	-	-	-	(513)
	(28,206)	**(31,979)**	**(31,951)**	**(32,492)**
Grant Total	**43,246**	**54,687**	**38,165**	**53,479**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

10. INCOME TAXES (CURRENT AND DEFERRED)

	Group		Company	
	2007	**2006**	**2007**	**2006**
Current income taxes	27,298	3,084	-	3,084
Deferred income taxes	41,379	14,598	45,013	21,546
Provision for additional taxes	(14,630)	2,225	(14,630)	2,225
Total income tax expense	**54,047**	**19,907**	**30,383**	**26,855**
Tax relating to disposal group classified as assets "held for sale"	-	-	-	(88)
	54,047	**19,907**	**30,383**	**26,767**

The Group companies are all tax resident in Greece and are subject to income taxes at 25% (29% for 2006). Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to December 31, 2005, while its subsidiaries have not been audited by the tax authorities since their inception (with the exception of PPC Telecommunications S.A. which has been audited up to December 31, 2002). For the unaudited tax periods the Group establishes a provision on the basis of the findings of prior tax audits.

An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	Group		Company	
	2007	**2006**	**2007**	**2006**
Profit before tax	**276,356**	**41,991**	**96,910**	**75,979**
Profit of disposal group classified as "held for sale" before tax	-	-	-	303
	276,356	**41,991**	**96,910**	**76,282**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Group		Company	
	2007	2006	2007	2006
Nominal tax rate	25%	29%	25%	29%
Income tax calculated at nominal tax rate	**69,089**	**12,177**	**24,228**	**22,122**
Provision for additional taxes	(14,630)	2,225	(14,630)	2,225
Non deductible expenses	1,074	3,886	1,050	2,953
Non taxable income	(18,075)	(445)	(3,458)	(445)
Subsidiaries and associates	9,258	-	15,880	-
Subsidiary/ associate losses on which no deferred tax was accounted for	7,331	2,064	7,313	-
Minus tax of disposal group	-	-	-	**(88)**
Income tax expense	**54,047**	**19,907**	**30,383**	**26,767**
	19.6%	**47.4%**	**31.4%**	**35.1%**

The movement of the deferred income tax account is as follows:

	Group		Company	
	2007	2006	2007	2006
At January 1	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**
Profit and loss account (charge)	(41,379)	(14,598)	(45,013)	(21,546)
Debit directly in equity	-	-	4,136	-
At December 31	**(323,270)**	**(281,891)**	**(329,716)**	**(288,839)**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	Group		Company	
	2007	2006	2007	2006
Deferred income tax				
- Asset	207,046	198,761	206,684	191,813
- Liability	(530,316)	(480,652)	(536,400)	(480,652)
Total	**(323,270)**	**(281,891)**	**(329,716)**	**(288,839)**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2007	2006	2007	2006
Deferred tax assets				
- Materials and spare parts	11,127	10,510	11,127	10,510
- Accounts receivable	11,316	12,377	11,316	12,377
- Risks and accruals	23,760	31,826	23,760	31,826
- Post retirement benefits	60,259	59,464	60,259	59,464
- Subsidies and customers' contributions	64,567	42,456	64,359	42,456
- Share of loss in associate	-	6,948	-	-
- Fixed assets	35,863	35,180	35,863	35,180
- Other	154	-	-	-
Gross deferred tax asset	**207,046**	**198,761**	**206,684**	**191,813**
Deferred tax liabilities				
- Long-term debt fees and expenses	(784)	(1,325)	(784)	(1,325)
- Depreciation and revaluation of assets	(520,834)	(474,943)	(517,282)	(474,943)
- Derivatives	(1,244)	(984)	(1,244)	(984)
- Foreign exchange gains	(1,832)	(3,400)	(1,832)	(3,400)
- Subsidiaries and associates	(5,622)	-	(15,258)	-
- Gross deferred tax liability	**(530,316)**	**(480,652)**	**(536,400)**	**(480,652)**
Deferred tax asset / (liability), net	**(323,270)**	**(281,891)**	**(329,716)**	**(288,839)**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Deferred income tax charge to the statement of income is attributable to the following items:

	Group		Company	
	2007	2006	2007	2006
- Materials and spare parts	617	763	617	763
- Accounts receivable	(1,061)	1,008	(1,061)	1,008
- Risks and accruals	(8,066)	(1,895)	(8,066)	(1,895)
- Post retirement benefits	795	1,789	795	1,789
- Subsidies	22,111	20,887	21,903	20,887
- Fixed assets	683	198	683	198
- Derivatives	(260)	(4,440)	(260)	(4,440)
- Long-term debt fees and expenses	541	549	541	549
- Subsidiaries and associates	(12,570)	6,948	(15,258)	-
- Depreciation	(45,891)	(39,717)	(42,339)	(39,717)
- Foreign exchange gains	1,568	(688)	1,568	(688)
- Other	154	-	-	-
Deferred tax charge	**(41,379)**	**(14,598)**	**(40,877)**	**(21,546)**

11. SPIN – OFF OF RENEWABLE ENERGY PLANTS

In 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital. The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector.

The spin –off came into effect, on January 1, 2007. As a result, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified, on December 31, 2006, the above assets (Euro 57,296) and liabilities (Euro 6,653) as "held for sale" in the separate financial statements.

The transaction was typically completed in 2007 and as a result all assets and liabilities of January 1, 2007 relating to the disposal group and were classified as "held-for-sale" as of December 31, 2006 were transferred to the subsidiary and had as follows:

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	January 1, 2007
Assets	
Tangible assets (note 12)	56,807
Materials and spare parts (note 18)	489
Assets associated with the disposal group	**57,296**
Liabilities	
Long-term liabilities (note 27)	(221)
Subsidies (note 31)	(6,432)
Liabilities associated with the disposal group	**(6,653)**
Net assets associated with disposal group	**50,643**
Gains from disposal group (note 9)	3,745
Other	59
Net assets transferred (note 14)	**54,447**

The above gain from the revaluation of fair value of the disposal group's tangible assets, is included in other (income)/expenses, net in the income statement of the Parent Company, for the year ended December 31, 2007.

Results for the year 2006 relating to the disposal group, are as follows:

	2006
Revenue	9,710
Expenses	(9,407)
Income before tax	**303**
Tax expense	(88)
Profit for the year from disposal group	**215**

The above mentioned gain for the disposal group is stated separately in the income statement of the Parent Company, for the year ended December 31, 2007, in which the disposal group was presented as "held-for-sale". Net cash flows for the disposal group for the year ended December 31, 2006, were as follows:

	2006
Operational	(4,086)
Financing	(4,200)

Earnings per share for the disposal group for the year ended December 31, 2006, were as follows:

	2006
Basic and diluted due to discontinued operations (in Euro)	0.00

The above mentioned transaction had no effect on PPC's consolidated statements.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. TANGIBLE ASSETS

GROUP	Land	Mines	Lakes
Net book value, December 31, 2005	**667,153**	**272,911**	**12,725**
- Additions	-	10,307	-
- Depreciation expense	-	(15,716)	(451)
- Disposals	-	(17)	-
- Transfers from CIP	3,214	14,188	-
- Transfers	(26)	-	-
- Other movements	(10)	(32)	-
Net book value, December 31, 2006	**670,331**	**281,641**	**12,274**
- Additions	126	24,580	-
- Depreciation expense	-	(14,754)	(452)
- Disposals	(151)	-	-
- Transfers from CIP	1,834	9,050	-
- Transfers	-	-	-
- Other movements	-	-	-
Net book value, December 31, 2007	**672,140**	**300,517**	**11,822**
At January 1, 2006			
Gross carrying amount	667,153	442,338	22,604
Accumulated depreciation	-	(169,427)	(9,879)
Net carrying amount	**667,153**	**272,911**	**12,725**
At December 31, 2006			
Gross carrying amount	670,331	466,779	22,604
Accumulated depreciation	-	(185,138)	(10,330)
Net carrying amount, December 31, 2006	**670,331**	**281,641**	**12,274**
At December 31, 2007			
Gross carrying amount	672,140	500,409	22,603
Accumulated depreciation	-	(199,892)	(10,781)
Net carrying amount, December 31, 2007	**672,140**	**300,517**	**11,822**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Buildings and Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
1,720,219	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**
-	-	-	1	703,020	**713,328**
(79,715)	(489,917)	(7,992)	(31,988)	-	**(625,779)**
(367)	(22,385)	(329)	(2,823)	(6,601)	**(32,522)**
69,973	718,608	4,460	23,833	(841,215)	**(6,939)**
1,862	(2,329)	-	(8,607)	9,099	**(1)**
1,469	(5,446)	798	2,430	2,211	**1,420**
1,713,441	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**
37	-	-	184	831,859	**856,786**
(82,220)	(502,651)	(7,448)	(20,063)	-	**(627,588)**
(6)	(15,871)	(83)	(1,764)	(1,456)	**(19,331)**
60,463	453,721	6,185	21,504	(554,475)	**(1,718)**
-	(1,918)	-	-	1,918	**-**
209	(148)	-	-	(279)	**(218)**
1,691,924	**7,453,088**	**53,188**	**139,069**	**1,111,129**	**11,432,877**
1,810,405	7,795,466	65,050	188,893	967,048	11,958,957
(90,186)	(474,042)	(7,453)	(32,531)	-	(783,518)
1,720,219	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**
1,880,850	8,462,432	68,622	199,758	833,562	12,604,938
(167,409)	(942,477)	(14,088)	(60,550)	-	(1,379,992)
1,713,441	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**
1,942,534	8,894,203	73,936	215,150	1,111,129	13,432,104
(250,610)	(1,441,115)	(20,748)	(76,081)	-	(1,999,227)
1,691,924	**7,453,088**	**53,188**	**139,069**	**1,111,129**	**11,432,877**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. TANGIBLE ASSETS (continued)

PARENT COMPANY	Land	Mines	Lakes
Net book value, December 31, 2005	**667,153**	**272,911**	**12,725**
- Additions	-	10,307	-
- Depreciation expense	-	(15,716)	(451)
- Disposals	-	(17)	-
- Transfers from CIP	3,214	14,188	-
- Transfers from disposal group	(1,554)	-	(2)
- Transfers	(26)	-	-
- Other movements	(10)	(32)	-
Net book value, December 31, 2006	**668,777**	**281,641**	**12,272**
- Additions	-	24,580	-
- Depreciation expense	-	(14,754)	(452)
- Disposals	(151)	-	-
- Transfers from CIP	1,834	9,050	-
- Transfers	-	-	-
- Other movements	(71)	-	-
Net book value, December 31, 2007	**670,389**	**300,517**	**11,820**
At January 1, 2006			
Gross carrying amount	667,153	442,338	22,604
Accumulated depreciation	-	(169,427)	(9,879)
Net carrying amount	**667,153**	**272,911**	**12,725**
At December 31, 2006			
Gross carrying amount	668,777	466,779	22,595
Accumulated depreciation	-	(185,138)	(10,323)
Net carrying amount, December 31, 2006	**668,777**	**281,641**	**12,272**
At December 31, 2007			
Gross carrying amount	670,389	500,409	22,594
Accumulated depreciation	-	(199,892)	(10,774)
Net carrying amount, December 31, 2007	**670,389**	**300,517**	**11,820**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Buildings and Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
1,720,219	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**
-	-	-	1	703,020	**713,328**
(79,715)	(489,917)	(7,992)	(31,988)	-	**(625,779)**
(367)	(22,385)	(329)	(2,823)	(6,601)	**(32,522)**
69,973	718,608	4,460	23,833	(841,215)	**(6,939)**
(8,676)	(35,736)	(23)	(282)	(10,534)	**(56,807)**
1,862	(2,329)	-	(8,607)	9,099	**(1)**
1,466	(5,446)	798	2,435	2,211	**1,422**
1,704,762	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**
-	-	-	-	825,678	**850,258**
(81,253)	(498,612)	(7,430)	(19,859)	-	**(622,360)**
(6)	(15,871)	(83)	(1,764)	(1,456)	**(19,331)**
59,015	451,770	6,185	21,504	(551,076)	**(1,718)**
-	(1,918)	-	-	1,918	-
(9)	-	-	(107)	(279)	**(466)**
1,682,509	**7,419,588**	**53,183**	**138,700**	**1,097,813**	**11,374,519**
1,810,405	7,795,466	65,050	188,888	967,048	11,958,952
(90,186)	(474,042)	(7,453)	(32,531)	-	(783,518)
1,720,219	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**
1,858,274	8,417,625	68,587	199,291	823,028	12,524,956
(153,512)	(933,406)	(14,076)	(60,365)	-	(1,356,820)
1,704,762	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**
1,917,135	8,847,584	73,902	214,349	1,097,813	13,344,175
(234,626)	(1,427,996)	(20,719)	(75,649)	-	(1,969,656)
1,682,509	**7,419,588**	**53,183**	**138,700**	**1,097,813**	**11,374,519**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. TANGIBLE ASSETS (continued)

(a) ***Legal Status of Property:*** PPC is in the process of preparing a detailed listing of its real estate property and developing a real estate assets' register in order to list all the relevant properties in its name at the relevant land registries and to obtain ownership and encumbrance certificates.

(b) ***Insurance Coverage:*** The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is reduced. Currently, PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. In June 2007, the Parent company concluded a contract that will carry out insurance on Directors and Officers' Liability.

The Company is in the process of considering selecting an insurance company, in order to examine covering for liabilities that may arise from its property, plant and equipment operations and liabilities against third parties.

(c) ***Revaluation of Fixed Assets:*** Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004. The revaluation was carried out by an independent firm of appraisers.

The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005. The method and the significant assumptions used by the independent appraiser for the valuation are as follows:

(a) All properties appraised were considered to be at the ownership of PPC.

(b) Properties that, during the appraiser's site inspection, were identified as having restraints and properties for which the legal ownership of PPC is being disputed at law have not been included in the assets measured at fair value.

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available by PPC.

(d) The majority of properties appraised is held for use by the Mines, the Generation, the Transmission and the Distribution divisions of PPC, or for administrative purposes, and are expected to be used as such for their remaining useful lives.

(e) The Fair Value of land, buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(f) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

13. INTANGIBLE ASSETS, NET

At December 31, 2007 and 2006, intangible assets consisted of software and purchases of emission rights. The movement of software for the year ended December 31, 2007 and 2006 has as follows:

	Company					
	2007			2006		
	Software	Emission Allowances	Total	Software	Emission Allowances	Total
Net book value, January 1	**14,950**	**10,987**	**25,937**	**15,658**	**7,342**	**23,000**
- Additions	1,718	4,333	6,051	6,939	13,745	20,684
- Depreciation expense	(5,842)	-	(5,842)	(7,744)	-	(7,744)
- Impairment	-	(4,923)	(4,923)	-	(10,100)	(10,100)
- Disposals	(95)	-	(95)	(51)	-	(51)
- Other movements	(8)	-	(8)	148	-	148
Net book value, December 31	**10,723**	**10,397**	**21,120**	**14,950**	**10,987**	**25,937**

	Group					
	2007			2006		
	Software	Emission Allowances	Total	Software	Emission Allowances	Total
Net book value, January 1	**14,950**	**10,987**	**25,937**	**15,658**	**7,342**	**23,000**
- Additions	1,794	4,333	6,127	6,939	13,745	20,684
- Depreciation expense	(5,873)	-	(5,873)	(7,744)	-	(7,744)
- Impairment	-	(4,923)	(4,923)	-	(10,100)	(10,100)
- Disposals	(95)	-	(95)	(51)	-	(51)
- Other movements	-	-	-	148	-	148
Net book value, December 31	**10,776**	**10,397**	**21,173**	**14,950**	**10,987**	**25,937**

During the years 2007 and 2006, the Parent Company has realized general expenses by its participation in Carbon Funds for purchasing emission rights of Euro 2,507 and Euro 3,689 respectively, which are included in emission allowances purchases in the income statement.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The net carrying amount of software is further analyzed as follows:

	Group	Company
At December 31, 2005		
Gross carrying amount	22,282	22,282
Accumulated amortization	(6,624)	(6,624)
Net carrying amount	**15,658**	**15,658**
At December 31, 2006		
Gross carrying amount	29,272	29,272
Accumulated amortization	(14,322)	(14,322)
Net carrying amount	**14,950**	**14,950**
At December 31, 2007		
Gross carrying amount	30,650	30,565
Accumulated amortization	(19,874)	(19,842)
Net carrying amount	**10,776**	**10,723**

14. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	2007	2006	2007	2006
PPC Telecommunications	-	-	66,614	57,419
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	6,335
PPC Crete S.A.	-	-	-	982
Total	-	-	**137,934**	**65,574**

The consolidated financial statements include the financial statements of PPC and its subsidiaries. The subsidiaries included in the consolidation are the following:

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Name	Ownership Interest 2007	Ownership Interest 2006	Country of Incorporation and activity	Principal Activities
PPC Renewables S.A.	100%	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	Telecommunication services
PPC Crete S.A.	-	100%	Greece	Engineering services, construction and operation of a power plant
Arkadikos Ilios Ena S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Dio S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Tria S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Etolikos Ilios Ena S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Etolikos Ilios Dio S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	-	Greece	Construction, installation and operation of solar energy generation units

During the year ended December 31, 2007, PPC Renewables S.A. established seven new subsidiaries, for the purpose of constructing and operating new renewable energy production units.

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. In the period ended December 31, 2007 the Parent Company has recognised an impairment loss, concerning the two above-mentioned subsidiaries of Euro 1,225. Dissolution procedure for PPC Crete was completed in July 2007 and an amount of Euro 980 was returned to the Parent Company, due to the afore mentioned dissolution. The process for PPC Rhodes S.A. is yet to be completed.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

In the year 2007, the Parent Company participated in PPC Telecommunications' share capital increases by Euro 9,195.

In the year 2007 and 2006, the Parent Company participated in PPC Renewables' share capital increases by Euro 9,700 and Euro 1,701, respectively. Additionally, the share capital increase of PPC Renewables, as a result of the spin – off procedure and transfer to the company, in 2007 by the Parent Company of its section of power generation through renewable energy sources amounted to Euro 54,447 (note 11).

15. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, the procurement and trading of fuel, minerals and other materials in South East Europe, Italy, Turkey, and selectively in the Mediterranean area.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During 2007,

- SENCAP realized two share capital increases by an amount of Euro 5,080 which was paid in full, by both parties.
- both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Even though the relevant agreement was signed in 2007, EBRD's participation in SENCAP's share capital has not yet been realized.
- the Parent Company's Board of Directors has approved the terms and conditions for the participation of the International Finance Corporation (IFC), a subsidiary of the World Bank, in the share capital of SENCAP. The relevant agreement with IFC was signed in 2008.

At December 31, 2007 and 2006, PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	December 31 2007	December 31 2006
Assets	1,887	30
Liabilities	(519)	(13)
Equity	(1,368)	(17)
Income	-	-
Loss after taxes	(1,162)	(13)

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

16. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2007	2006	2007	2006
LARCO S.A.	22,487	9,238	30,800	37,032
PPC Renewables ROKAS S.A.	1,207	1,251	-	-
PPC Renewables TERNA Energiaki S.A.	456	69	-	-
PPC Renewables DIEKAT Energy S.A.	2,005	1,391	-	-
PPC Renewables MEK Energiaki S.A.	1,162	760	-	-
PPC Renewables ELTEV AIFOROS S.A.	966	177	-	-
PPC Renewables EDF EN GREECE S.A.	5,582	-	-	-
Good Works S.A.	162	-	-	-
WIND-PPC Holding N.V.	-	-	-	-
	34,027	**12,886**	**30,800**	**37,032**

Data concerning the above mentioned associates as well as the Group's ownership interest in them as at December 31, 2007 and 2006 are as follows:

Name	Note	Ownership Interest 2007	Ownership Interest 2006	Country of Incorporation	Principal Activities
Larco S.A.		28.56%	28.56%	Greece	Metallurgical
PPC Renewables ROKAS S.A.		49.00%	49.00%	Greece	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49.00%	49.00%	Greece	Renewable energy sources
PPC Renewables DIEKAT Energy S.A.		49.00%	49.00%	Greece	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49.00%	49.00%	Greece	Renewable energy sources
PPC Renewables ELTEV AIFOROS S.A.		49.00%	49.00%	Greece	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49.00%	-	Greece	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	-	Greece	Renewable energy sources
Good Works S.A.		49.00%	-	Greece	Renewable energy sources
ORION ENERGIAKI S.A.	2	49.00%	-	Greece	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49.00%	-	Greece	Renewable energy sources
PHOIBE ENERGIAKI S.A.	2	49.00%	-	Greece	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49.00%	-	Greece	Renewable energy sources
WIND-PPC Holding N.V.		-	50% less one share	Netherlands	Telecommunication services

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032. Respectively, in 2007, the investment was reduced to the amount of Euro 30,800 recording an additional impairment of Euro 6,232.The above movements refer to the separate financial statements.

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards. Furthermore, its statutory financial statements are audited and approved at a later date than the date that PPC's financial statements are authorised for issuance. As a result, in order for the Group to apply the equity method of accounting for this associate in its December 31, 2007 consolidated financial statements, used unaudited pro-forma statutory financial information provided by LARCO S.A. The above mentioned have been prepared under different accounting principles and methods from those used by the Group. The above mentioned basis is not in accordance with the methods prescribed in IAS 28 "Investments in associates".

In July 2006 the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 9 million. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 4,499 an amount that was paid to WIND – PPC HOLDING N.V. by PPC Telecommunications S.A. in 2006.

In 2007, the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 10 million. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 10 million, an amount that was paid in full in 2007.

In December 2007, the sale of associate Wind – PPC Holding N.V. for an amount of Euro 175 million, was concluded (note 36a). That transaction resulted in a profit of Euro 165 million since a) by December 31, 2006 the percentage of the Group's participation in the above mentioned associate had been fully eliminated and b) in the year 2007, the Group participated in said associate's share capital increase by an amount of Euro 10 million.

In the year ended December 31, 2007 and 2006, the Group participated in various share capital increases of its associate companies by a total amount of Euro 7,679 and Euro 2,095, respectively.

The Group received dividends, for the year ended December 31, 2007 and 2006, from its associates which amounted to Euro 322 and Euro 241, respectively.

The following table presents condensed financial information of the PPC share in its associates' assets, liabilities and shareholders' equity as at December 31, 2007 and 2006:

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	December 31, 2007		
	Assets	Liabilities	Equity
Larco S.A.	80,693	(58,206)	(22,487)
PPC Renewables ROKAS S.A.	3,251	(2,044)	(1,207)
PPC Renewables TERNA Energiaki S.A.	8,176	(7,720)	(456)
PPC Renewables DIEKAT Energy S.A.	5,187	(3,182)	(2,005)
PPC Renewables MEK Energiaki S.A.	3,991	(2,829)	(1,162)
PPC Renewables ELTEV AIFOROS S.A.	1,009	(43)	(966)
PPC Renewables EDF EN GREECE S.A.	8,048	(2,466)	(5,582)
Good Works S.A.	162	-	(162)
WIND PPC Holdings N.V.	-	-	-
	110,517	**(76,490)**	**(34,027)**

	December 31, 2006		
	Assets	Liabilities	Equity
Larco S.A.	72,218	(62,980)	(9,238)
PPC Renewables ROKAS S.A.	4,001	(2,750)	(1,251)
PPC Renewables TERNA Energiaki S.A.	2,063	(1,994)	(69)
PPC Renewables DIEKAT Energy S.A.	4,774	(3,383)	(1,391)
PPC Renewables MEK Energiaki S.A.	3,281	(2,521)	(760)
PPC Renewables ELTEV AIFOROS S.A.	207	(30)	(177)
PPC Renewables EDF EN GREECE S.A.	-	-	-
Good Works S.A.	-	-	-
WIND PPC Holdings N.V.	83,229	(83,229)	-
	169,773	**(156,887)**	**(12,886)**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

PPC's share of its associates' revenue and results for the year ended December 31, 2007 and 2006 has as follows:

	December 31, 2007		December 31, 2006	
	Sales	Profit/(Loss)	Sales	Profit/(Loss)
LARCO S.A.	96,204	13,249	98,070	9,238
PPC Renewables ROKAS S.A.	725	278	707	164
PPC Renewables TERNA Energiaki S.A.	-	(218)	-	(81)
PPC Renewables DIEKAT Energy S.A.	440	135	59	(72)
PPC Renewables MEK Energiaki S.A.	315	47	-	(123)
PPC Renewables ELTEV AIFOROS S.A.	-	(13)	-	(15)
PPC Renewables EDF EN GREECE S.A.	-	(1)	-	-
Good Works S.A.	-	(15)	-	-
WIND PPC Holdings N.V.	-	-	59,377	(6,978)
	97,684	**13,462**	**158,213**	**2,133**

17. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of December 31, 2007 and 2006 are as follows:

	December 31, 2007		December 31, 2006	
Subsidiaries	Receivable	Payable	Receivable	Payable
- PPC Telecommunications S.A.	325	-	290	-
- PPC Renewables S.A.	1,547	(631)	1,387	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	-	-	43	-
- Arkadikos Ilios Ena S.A.	20	-	-	-
- Arkadikos Ilios Dio S.A.	6	-	-	-
	1,927	**(631)**	**1,749**	**-**
Associates				
PPC Renewables ROKAS S.A.	174	(96)	20	(76)
PPC Renewables TERNA Energiaki S.A.	196	-	-	-
PPC Renewables DIEKAT Energy S.A.	340	-	371	-
PPC Renewables MEK Energiaki S.A.	345	-	345	-
EEN VOIOTIA S.A.	464	-	-	-
- Tellas (note 20 and 33)	15,603	(13,648)	11,426	(10,096)
- Larco (energy and ash)	30,413	-	35,465	(220)
- Sencap	262	-	-	-
	47,797	**(13,744)**	**47,627**	**(10,392)**
Other				
- HTSO (note 33)	42,034	(71,700)	126,291	(179,200)
	42,034	**(71,700)**	**126,291**	**(179,200)**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

PPC's transactions with its subsidiaries and its associates for the year ended December 31, 2007 and 2006 are as follows:

	2007		2006	
	Invoiced to	**Invoiced from**	**Invoiced to**	**Invoiced from**
Subsidiaries				
- PPC Telecommunications S.A.	34	-	33	-
- PPC Renewables S.A.	142	-	184	-
- PPC Rhodes S.A.	10	-	8	-
- PPC Crete S.A.	-	-	7	-
- Arkadikos Ilios Ena S.A.	17	-	-	-
- Arkadikos Ilios Dio S.A.	5	-	-	-
	208	-	**232**	-
Associates				
PPC Renewables ROKAS S.A.	307	(1,479)	7	(1,442)
PPC Renewables TERNA Energiaki S.A.	393	-	-	-
PPC Renewables DIEKAT Energy S.A.	483	-	514	-
PPC Renewables MEK Energiaki S.A.	-	-	-	-
EEN VOIOTIA S.A.	3,478	-	-	-
- Tellas	3,785	(2,985)	3,981	(3,348)
- Larco (energy and ash)	66,114	(5,796)	58,520	(185)
- Sencap	220	-	-	-
	74,780	**(10,260)**	**63,022**	**(4,975)**
Other				
- HTSO				
- Use of the transmission system	261,156	-	243,394	-
- Fees for seconded staff	12,596	-	12,461	-
- Access to and operation of transmission system	-	(308,904)	-	(285,445)
- Energy purchases	-	(400,093)	-	(403,471)
- Other services rendered	21,676	-	23,912	-
	295,428	**(708,997)**	**279,767**	**(688,916)**

2. Notes to the Financial Statements December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. PPC had established a provision against this receivable in prior periods. Such provision was reversed in 2007 as the collectibility of this receivable has been secured both via the above contract as well as the good execution guarantee (covering the contractual amount and term) issued in favor of PPC.

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2007		December 31, 2006	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	642,688	11,706	622,681	22,874
DEPA, purchases of natural gas	629,235	45,350	524,179	58,872
	1,271,923	**57,056**	**1,146,860**	**81,746**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2007 and 2006 have as follows:

	December 31,	
Compensation of members of the Board of Directors	**2007**	**2006**
- Executive members of the Board of Directors	477	201
- Non-executive members of the Board of Directors	243	376
- Contributions to defined contribution plans	2	9
	722	**586**
Compensation of General Managers		
- Regular compensation	1,397	1,063
- Contribution to defined contribution plans	150	110
	1,547	**1,173**
Total	**2,269**	**1,759**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

18. MATERIALS, SPARE PARTS AND SUPPLIES, NET

	Group		Company	
	2007	**2006**	**2007**	**2006**
Lignite	54,375	52,988	54,375	52,988
Liquid fuel	120,784	93,856	120,784	93,856
Materials and consumables	640,647	572,136	639,884	572,136
Purchased materials in transit	44,615	32,757	44,615	32,757
Transfer to disposal group classified as "held for sale"	-	-	-	(489)
	860,421	**751,737**	**859,658**	**751,248**
Provision for materials' write down to recoverable amount	(151,685)	(149,217)	(151,685)	(149,217)
Total	**708,736**	**602,520**	**707,973**	**602,031**

During the years ended December 31, 2007 and 2006, PPC made an additional provision for materials' write down to recoverable amount expected to be realized from their use of Euro 2,468 and Euro 3,051, respectively.

19. TRADE RECEIVABLES, NET

	Group		Company	
	2007	**2006**	**2007**	**2006**
High voltage	84,851	88,121	84,851	88,121
Medium and low voltage	474,911	431,042	474,911	431,042
Customers contributions	9,318	11,044	9,318	11,044
	569,080	**530,207**	**569,080**	**530,207**
Unbilled revenue	330,330	296,768	330,330	296,768
	899,410	**826,975**	**899,410**	**826,975**
Allowance for doubtful balances	(116,752)	(126,703)	(116,752)	(126,703)
Total	**782,658**	**700,272**	**782,658**	**700,272**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

High voltage customer balances relate to (a) receivables from sales of energy to 28 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers.

Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers.

The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made on the basis of their outstanding balances. The Company considers that an impairment loss has been incurred when non-collection exceeds the period of six months and one year, over the normal credit terms, for medium voltage and low voltage customers, respectively. The movement in the allowance for doubtful balances is as follows:

	Group		Company	
	2007	**2006**	**2007**	**2006**
As at January 1	**126,703**	**104,063**	**126,703**	**104,063**
- Provision charge	16,342	23,683	16,342	23,683
- Reversal of unused provision	(25,291)	-	(25,291)	-
- Utilisation	(1,002)	(1,043)	(1,002)	(1,043)
As at December 31	**116,752**	**126,703**	**116,752**	**126,703**

At December 31, 2007 and 2006, the ageing analysis of trade accounts receivable had as follows:

	Total	Non Past due and not impaired	Past due and not impaired (days) < 45	45 – 180	180 – 365	> 365
2007	452,328	177,337	128,545	86,658	35,542	24,246
2006	403,504	172,030	117,996	78,312	35,166	-

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

20. OTHER RECEIVABLES, NET

	Group		Company	
	2007	2006	2007	2006
Value Added Tax	59,689	33,349	59,689	33,349
Assessed taxes and penalties	38,786	40,256	38,786	40,256
Social security funds				
- in dispute	18,059	18,059	18,059	18,059
- current	3,195	4,482	3,195	4,482
State participation in employees'				
Social security contributions	1,546	6,394	1,546	6,394
Pensioners' advances, in dispute	5,262	5,262	5,262	5,262
Loans to employees	23,255	25,969	23,255	25,969
Receivables from contractors	11,399	10,694	11,399	10,694
Receivables from Tellas (note 17)	15,603	11,426	15,603	11,426
Other	9,480	39,519	11,155	40,596
	186,274	**195,410**	**187,949**	**196,487**
Allowance for doubtful balances	(34,021)	(45,967)	(34,021)	(45,967)
Total	**152,253**	**149,443**	**153,928**	**150,520**

Assessed taxes and penalties: The amount represents additional income taxes and penalties assessed to and paid by the Parent Company as a result of a preliminary tax audit performed in previous years by the tax authorities for the fiscal years from 1992 through to 1997. The amounts were paid by the Parent Company in order to be able to file a case against the tax courts. These amounts have as follows:

- For the fiscal year 1992, the Parent Company paid (in 2006) an amount of Euro 8,048 (income tax of Euro 1,064, additional taxes of Euro 2,724 and penalties of Euro 4,260). For the additional of Euro 2,724, the Parent Company, in 2006, formed an additional provision (note 30).
- For the fiscal years from 1995 through to 1997, the Parent Company paid an amount of Euro 30,728 (Euro 18,173 paid in 2005 and Euro 12,555 paid in periods prior to December 31, 2004).

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

- For the fiscal years from 1994 through to 1995, the Parent Company paid an amount of Euro 1,480. In 2007, this amount was settled against other tax liabilities of the Parent Company but due to the uncertain nature of the case, the provision was not reversed.

Against the above receivables, the Parent Company has established a provision of Euro 42,676 (note 30).

Social Security Funds in Dispute: The amount relates to social security contributions (years 1983-1993) for employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO, versus IKA is held pending. A respective provision has been established for non-collection of this amount at the accompanying financial statements.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC from the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993. For the above mentioned amount, an equal provision has been established.

Advances to Pensioners in Dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

The movement in the allowance for other receivables is as follows:

	Group		Company	
	2007	**2006**	**2007**	**2006**
As at January 1	**45,967**	**41,935**	**45,967**	**41,935**
- Provision charge	-	4,032	-	4,032
- Reversal of unused provision	(6,775)	-	(6,775)	-
-Utilisation	(5,171)	-	(5,171)	-
As at December 31	**34,021**	**45,967**	**34,021**	**45,967**

21. INVESTMENTS AVAILABLE FOR SALE

	Group		Company	
	2007	**2006**	**2007**	**2006**
National Bank of Greece	63,265	46,997	63,265	46,997
Heracles Cement S.A.	8,803	8,664	8,803	8,664
Evetam	241	241	241	241
HTSO	144	144	144	144
Total	**72,453**	**56,046**	**72,453**	**56,046**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

PPC's Board of Directors approved PPC's participation in the share capital increase of the National Bank of Greece, exercising its right as an existing shareholder in order to purchase 384,750 new common shares with a nominal value of Euro 22.11 per share, for which PPC paid Euro 8,507 in July 2006.

The change in the fair value of equity securities available for sale totalled Euro 16,406 and Euro 7,192 in the years 2007 and 2006, respectively and was credited to "Marketable securities valuation surplus", in shareholders' equity (note 25). In the year ended December 31, 2007 and 2006, the Parent Company received dividends from the above investments, of a total amount of Euro 6,942 and Euro 1,535, respectively (note 8).

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	**2006**	**2007**	**2006**
Cash in hand	1,970	839	1,970	838
Cash at banks	21,765	27,892	19,514	23,891
Time deposits	166,000	-	-	-
Bank of Crete (note 33)	6,806	6,806	6,806	6,806
Total	**196,541**	**35,537**	**28,290**	**31,535**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 1,518 and Euro 614, in the years 2007 and 2006, respectively, for the Group and to Euro 1,235 and Euro 614 for the Company in the years 2007 and 2006, respectively and are included in financial income in the accompanying statements of income (note 8). All cash and cash equivalents are denominated in Euro. Time deposits as of December 31, 2007, resulted from the sale of an associate (note16 and have a duration of 17 days with an interest rate of 5%.

23. SHARE CAPITAL

Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

At December 31, 2007 and 2006, PPC's share capital (fully authorised and issued) amounted to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) par value each.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

24. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their financial statements to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years ended 2007 and 2006, the Group established a legal reserve of Euro 3,164 and Euro 2,066, respectively. Accordingly at December 31, 2007 and 2006, this reserve totalled Euro 45,628 and Euro 42,464, respectively.

25. OTHER RESERVES

	Group		Company	
	2007	**2006**	**2007**	**2006**
RESERVES				
- Tax free	113,654	114,004	113,654	114,004
- Specially taxed reserves	94,779	94,779	94,779	94,779
- Fair values of investments "held-for-sale" (note 21)	53,641	37,234	53,641	37,234
Total	**262,074**	**246,017**	**262,074**	**246,017**

Tax-free and specially taxed reserves represent interest income which is either free of tax or tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 49 million at December 31, 2007, assuming a tax rate of 25%).

On the above reserves, no deferred taxes are accounted for. For the years 2007 and 2006, the Group did not establish tax-free reserves or specially taxed reserves.

In 2006, the Parent Company distributed an amount of Euro 17,440 of specially taxed reserves, as part of the annual dividend distribution to its shareholders (note 26) for the year 2005. No tax was paid on this distribution.

26. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve. However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(a) No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

On May 24, 2006, the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2005, of Euro 116,000 (Euro 0.50 per share). Such distribution was partially realized from the release of specially taxed reserves (note 25) and the remaining from retained earnings.

On June 15, 2007 the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2006, of Euro 37,120 (Euro 0.16 per share). Such distribution was realized from retained earnings.

As at December 31, 2007 and 2006, the unpaid balance of dividends was Euro 231 and Euro 212, respectively.

The Parent Company's Board of Directors in its meeting held on March 27, 2008 decided to propose to the Shareholders' General Assembly the distribution of dividends of Euro 23,200 (Euro 0.10 per share) for the year 2007. The distribution will be realized from the year 2007 profit.

27. INTEREST BEARING LOANS AND BORROWINGS

	Group		Company	
	2007	**2006**	**2007**	**2006**
Bank loans	1,237,840	1,270,463	1,237,840	1,270,463
Bonds payable	2,558,691	2,458,694	2,558,691	2,458,694
Bills payable	10	33	10	33
Transfer to disposal group classified as "held for sale"	-	-	-	(221)
Total	**3,796,541**	**3,729,190**	**3,796,541**	**3,728,969**
Less current portion:				
- Bank loans	206,756	133,198	206,756	133,198
- Bonds payable	820,000	900,000	820,000	900,000
- Bills payable	10	5	10	5
Less Transfer to disposal group classified as "held for sale"	-	-	-	(68)
Total	**1,026,766**	**1,033,203**	**1,026,766**	**1,033,135**
Long-term portion	**2,769,775**	**2,695,987**	**2,769,775**	**2,695,834**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The total interest expense on total debt for the period ended December 31, 2007 and 2006, is included in financial expenses in the accompanying statements of income (note 7).

A further analysis of PPC's interest bearing loans and borrowings is as follows:

	2007	2006
Bank loans and bonds		
- Fixed rate	1,375,984	1,809,737
- Floating rate	1,283,695	748,694
European Investment Bank		
- Fixed rate	465,150	512,340
- Floating rate	630,652	588,208
Project financings		
- Fixed rate	10	33
- Floating rate	41,050	69,957
Total	**3,796,541**	**3,728,969**

Long term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which is that the Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

Analysis of borrowings by currency (including bank overdrafts)

	2007	2006
EURO	98.7%	97.9%
USD	0.0%	0.1%
CHF	1.3%	2%

During 2007 the Parent Company:

- issued ten series of bonds totaling Euro 885 million repayable within the period 2008 – 2012,
- disbursed a long term loan of an amount of Euro 100 million, repayable within the period 2011 – 2022,
- concluded two loan agreements for a total amount of Euro 155 million (Euro 75 and Euro 80 million, respectively) with a fifteen year duration,
- renewed for one more year the maturity of four bond loans of Euro 250 million, in total, with an initial maturity in 2007.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The fair value of bonds that are publicly traded at December 31, 2007 and 2006 totaled Euro million 911 and Euro 1,226 million, respectively, while, their respective carrying amount as at December 31, 2007 and 2006 totaled Euro 900 million and Euro 1,200 million, respectively.

The fair value of long-term loans with floating interest rates approximate their carrying amounts

Forward Contracts: At December 31, 2007, the Company had two groups of currency forward contracts outstanding. One was concluded for the purchase of an amount of CHF 150 million for value date June 13, 2008, relating to the full repayment of one balloon installment of a CHF syndicated loan concluded in 2003. The other was concluded for the purchase of an initial amount of YEN 4,118 billion, for the full repayment of an amortizable EIB loan covering the period January 2006 - January 2016.

The fair value of the above contracts as of December 31, 2007 and 2006 was Euro 16,770 (liability) and Euro 11,922 (liability), respectively.

The annual principal payments required to be made subsequent to December 31, 2007 and 2006 (based on the exchange rates as at December 31, 2007 and 2006) are as follows:

	2007	2006
On demand or within one year	1,026,766	1,033,135
In the second year	713,656	379,660
In the third to fifth years inclusive	1,490,756	1,674,469
After five years	565,363	641,705
Total	3,796,541	3,728,969

28. FINANCIAL INSTRUMENTS

	Group		Company	
	2007	2006	2007	2006
Derivative assets	**4,977**	**3,936**	**4,977**	**3,936**

Derivative financial instruments represent interest rate swaps. At December 31, 2007, PPC had five interest rate swap agreements outstanding of a total nominal outstanding amount of Euro 325,000, maturing during the period 2008 – 2010. Changes in their fair values of these derivatives are included in financial (expense) income, net, in the accompanying statements of income. The net change in the fair values of swap agreements for the years ended December 31, 2007 and 2006 amounted to Euro 1,041 gain and Euro 17,763 gain, respectively, and is included in financial income (note 8).

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

29. POST RETIREMENT BENEFITS

PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. The relevant retirement obligations are calculated on the basis of financial and actuarial assumptions.

Net costs for the period are included in the payroll cost in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

The details of the actuarial study for the years December 31, 2007 and 2006 have as follows:

	Group		Company	
	2007	2006	2007	2006
Present value of				
unfunded obligations	265,363	264,734	265,363	264,734
Unrecognised net loss	(24,326)	(26,879)	(24,326)	(26,879)
Net liability in balance sheet	**241,037**	**237,855**	**241,037**	**237,855**
Components				
of net service cost				
Current Service cost	4,260	5,065	4,260	5,065
Interest cost	13,118	13,241	13,118	13,241
Amortization of unrecognised loss	30	2,139	30	2,139
	17,408	**20,445**	**17,408**	**20,445**
Movements during the year in				
net liability in balance sheet	237,855	230,698	237,855	230,698
Net liability at beginning of the year	(14,226)	(13,289)	(14,226)	(13,289)
Actual benefits utilised				
Total expense recognised	17,408	20,446	17,408	20,446
Net liability, end of the year	**241,037**	**237,855**	**241,037**	**237,855**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Group		Company	
	2007	2006	2007	2006
Change in benefit obligation				
Liability at beginning of year	264,734	289,129	264,734	289,129
Current Service cost	4,260	5,065	4,260	5,065
Interest cost	13,118	13,241	13,118	13,241
Actuarial gains	(2,523)	(29,413)	(2,523)	(29,413)
Benefits utilised	(14,226)	(13,289)	(14,226)	(13,289)
Liability, end of the year	**265,363**	**264,733**	**265,363**	**264,733**
Weighted average assumptions				
Discount rate	5.60%	5.10%	5.60%	5.10%
Rate of tariff increase per annum:	0% - 4%	0% - 3%	0% - 4%	0% - 3%
Average future working life	14.31	13.36	14.31	13.36

30. PROVISIONS

	Group		Company	
	2007	2006	2007	2006
Litigation with employees and third parties (note 36(c))	148.740	177.200	148.740	177.200
Disputes with tax authorities (note 20)	42.676	42.676	42.676	42.676
Mines' land restoration	14.697	14.000	14.697	14.000
PPC-PIO fixed assets	7.373	7.373	7.373	7.373
Total	**213.486**	**241.249**	**213.486**	**241.249**

During the years ended December 31, 2007 and 2006, PPC reversed provision for litigation with employees and third parties of Euro 25,597 (gain) and Euro 8,036 (gain), respectively. In Addition, in 2007 the Parent Company paid Euro 2,863 for finalized cases.

As per law 2773/1999, including among other provisions the establishment of the PPC Personnel Insurance

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Organization ("PPC-PIO"), PPC by decision of its Board of Directors, shall concede to PPC-PIO certain assets at no consideration. At December 31, 2007 and 2006, a provision of Euro 7,373 has been established, reflecting the carrying amount of the assets to be transferred to PPC-PIO. The provision for the year ended December 31, 2007 and 2006 amounted to Euro NIL and Euro 3,444, respectively.

The movement of the provisions for disputes with tax authorities and mines' restoration for the Parent Company and the Group has as follows:

	Disputes with tax authorities	Mines' restoration
Balance December 31, 2005	**39,952**	**15,215**
- Change in outflow included in assets	-	(1,333)
- Provision charge	2,724	-
- Utilization of provision	-	-
- Reversal of unused amounts	-	(991)
- Finance cost	-	1,109
Balance December 31, 2006	**42,676**	**14,000**
- Change in outflow included in assets	-	845
- Provision charge	-	-
- Utilization of provision	-	-
- Reversal of unused amounts	-	(1,205)
- Finance cost	-	1,057
Balance December 31, 2007	**42,676**	**14,697**

31. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

Deferred customers' contributions and subsidies of the Group as at December 31, 2007 and 2006 have as follows:

GROUP	**Subsidies**	**Customer Contributions**	**Total**
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**
- Subsidies and contributions received	8,471	180,806	189,277
- Transfer to revenues (note 6)	(14,086)	(42,822)	(56,908)
Net book value, December 31, 2006	**379,706**	**1,312,170**	**1,691,876**
- Subsidies and contributions received	6,536	199,008	205,544
- Transfer to revenues (note 6)	(13,850)	(47,657)	(61,507)
Net book value, December 31, 2007	**372,392**	**1,463,521**	**1,835,913**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Deferred customers' contributions and subsidies of the Parent Company as at December 31, 2007 and 2006 have as follows:

	Subsidies	Customer Contributions	Total
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**
- Subsidies and contributions received	8,471	180,806	189,277
- Transfer to revenues (note 6)	(14,086)	(42,822)	(56,908)
- Transfer to disposal group			
classified as "held for sale" (note 11)	(6,432)	-	(6,432)
Net book value, December 31, 2006	**373,274**	**1,312,170**	**1,685,444**
- Subsidies and contributions received	6,000	199,007	205,007
- Transfer to revenues (note 6)	(13,444)	(47,657)	(61,101)
Net book value, December 31, 2007	**365,830**	**1,463,520**	**1,829,350**

32. OTHER NON – CURRENT LIABILITIES

	Group		Company	
	2007	**2006**	**2007**	**2006**
Customers' deposits	465,662	433,845	465,662	433,845
Other	16	16	16	16
Total	**465,678**	**433,861**	**465,678**	**433,861**

The amount customers' advances relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities and they are not pre-paid.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

33. TRADE AND OTHER PAYABLES

	Group		Company	
	2007	2006	2007	2006
Trade:				
Suppliers and contractors	281,817	237,935	281,523	237,935
Municipalities' duties	173,667	159,612	173,667	159,612
Greek TV	46,956	47,458	46,956	47,458
Bank of Crete (note 22)	12,053	12,053	12,053	12,053
Credit customers' balances	29,588	27,655	29,588	27,655
HTSO (note 17)	29,666	52,909	29,666	52,909
Tellas (note 17)	13,648	10,096	13,648	10,096
Benefits on employee overtime	13,686	11,538	13,686	11,538
Social security funds, PIO	74,790	71,741	74,790	71,741
PIO, non-social security related amounts	2,315	5,965	2,315	5,965
Social security funds, other	14,508	13,715	14,508	13,715
Lignite levy	21,329	759	21,329	759
Taxes withheld	34,706	34,650	34,706	34,650
Other	154,728	151,647	155,301	151,596
Total	**903,457**	**837,733**	**903,736**	**837,682**

Municipal Duties and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2007 and 2006 totaled Euro 27,036 and Euro 24,871, respectively, and are included in other revenues in the accompanying statements of income. Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 with the bank were blocked, while PPC ceased payments on its loans from the bank then outstanding of Euro 12,053. The case, following a relevant ruling of the Supreme Court, was brought to the Court of Appeals and a decision was issued partially in PPC's favor. However, against this decision a canceling appeal was filed to the Supreme Court. The appeal was discussed in October 2007, before the Supreme Court and it was sent to the Appeals Court to a new trial, scheduled in October 2008.

34. SHORT-TERM BORROWINGS

	Group		Company	
	2007	**2006**	**2007**	**2006**
Committed Overdraft facilities				
- Credit lines available	280,000	330,000	280,000	330,000
- Unused portion	(83,100)	(212,400)	(83,100)	(212,400)
- Used portion	**196,900**	**117,600**	**196,900**	**117,600**

At December 31, 2007, PPC had drawn from its committed bank overdraft facilities an amount of Euro 196,900 bearing interest at EURIBOR plus a margin.Furthermore, had uncommitted (bank accounts for the use of which a prior agreement with the bank is required) overdraft bank facilities of an amount of Euro 100,000, bearing interest at Euribor plus a margin.

35. ACCRUED AND OTHER CURRENT LIABILITIES

	Group		Company	
	2007	**2006**	**2007**	**2006**
Accrued interest on interest				
bearing loans and borrowings	50,332	49,110	50,332	49,110
Natural gas and liquid fuel purchases	61,548	59,562	61,548	59,562
Energy purchases	214	6,393	214	6,393
Mining related services	-	1,083	-	1,083
Klitos minefield, additional expropriation costs	2,010	2,010	2,010	2,010
Accrual for voluntary leave	-	6,300	-	6,300
Personnel day off and overtime	61,859	65,663	61,859	65,663
Purchase of Emission Allowances	260	353	260	353
Other	7,768	8,898	7,104	8,898
Total	**183,991**	**199,372**	**183,327**	**199,372**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003.

On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. Network rentals by PPC to Tellas as well the provision of telecommunication services by Tellas to PPC, will continue. On October 17, 2007 PPC and WIND Hellas Telecommunications S.A., a subsidiary of Weather Investments SpA signed the agreement based upon which PPC offered its participation (50% minus one share) for the amount of Euro 175 million (note 16), pending its approval by the competent regulatory authorities. On December 21, 2007, the agreement was approved by the National Committee for Telecommunications and Mail services.

(b) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

(c) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2007 amounts to approximately, Euro 554 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 303 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 39 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 137 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. **Litigation with PPC Personnel Insurance Organization (PIO):** Until December 31, 2007, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) to make a detailed report concerning management of bonds that PPC kept on behalf of PPC – PIO.

   Cases under (a) has been discussed before second instance courts but PPC has filed an appeal that will be discussed before the Supreme Court in September 2008 and (b) has already been discussed before first instance courts and the process is on hold till the issuance of a irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, (d) has been discussed before first instance courts but a decision has not been issued, yet and (e) the first instance court has filed against PPC and within a short period of time PPC will file an appeal.

   For the above amounts the Group has established provisions, which at December 31, 2007 totalled approximately Euro 149 million.

(d) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to

2. Notes to the Financial Statements December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. On December 31, 2007, the accumulated amount of the Messochora Power Plant project amounted to Euro 272 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurization plant in unit IV of Megalopolis plant should be completed.

   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st , 2007.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

From October 2007 all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil.

The aforementioned measures (ii) and (iii) have been slightly delayed and their completion is expected during 2008.

The renewal of certain thermal power plants' environmental permits is expected during the first semester of 2008, after the issue of the Common Ministerial Decision for the National Emissions Reduction Plan (directive 2001/80/EK).

In December 2007, a proposal for a new industrial emissions directive amending IPPC and LCP Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(e) ***CO_2 Emissions:*** The issuance of a common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 to the year 2006 and 53,610 kt CO_2 to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants and in March 2007 the allowances of two (2) new bound plants of PPC (Local Power Stations of Patmos and Sifnos).

The allocation of emission allowances will be considered final, after the Greek competent authority settles the allocation of allowances to the "Known New Entrance Units" for the year 2007 and also PPC's request for additional emission allowances to "Unknown New Entrance Units". However that additional allocation corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 and 2006 for PPC's bound plants has been completed successfully in March 2006 and 2007 respectively, by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all PPC's bound plants amounted to 52,588 kt CO_2 for 2005 and 50,453 kt CO_2 for 2006.

Consequently, there is a shortage of emission allowances for 2005 amounting to 364 kt CO_2, that burdens PPC's results for the year 2005 with the corresponding purchase of emission allowances. For 2006, PPC exhibits a surplus of emission allowances, nevertheless results for 2006 were burdened with a loss of Euro 10,100 (note 13).

Verification of the annual CO_2 emission reports for 2007 is in progress. The total CO_2 emissions from PPC's bound plants for 2007 that are under verification, amounts to 53,040 kt CO_2. CO_2 emissions for the year 2007 will be considered final by the end of the verification procedure. Although for the year 2007, it is estimated that PPC will exhibit a surplus of emission allowances, the results for 2007 were burdened with a loss of Euro 4,923 (note 13).

(f) ***Supply and installation of a 427.4 MW power plant at Aliveri:*** On July 20, 2007 PPC received a letter from the General Administration of the Domestic Market of the European Committee referring to a complaint for the tender for Supply and installation of a 427.4 MW power plant at Aliveri. In this letter it is referred that the relevant authorities have arrived at the conclusion that they do not possess evidence of a breach in Community Law on public procurements, as far as matters mentioned in the complaint were concerned. PPC's Board of Directors in its meeting held on July 24, 2007, awarded a contract for the construction of combined cycle natural gas unit with an installed capacity of 427.4 MW, which will be located in Aliveri, to Metka S.A., the most competitive bidder. The project's cost will amount to Euro 219,160 and it must be completed within 27 months since the signing of the contract. The contract with the company was signed on October 2007.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(g) ***PPC's Investment Program:*** On November 13th, 2007, PPC's Board of Directors approved the submission of applications to both RAE and the Ministry of Development in order to obtain generation licenses for the following 5 generation stations: 1) a combined cycle natural gas fired unit with a capacity of 800MW in Megalopolis station, 2) a lignite fired unit with a capacity of 450MW in Meliti station, 3) a lignite fired unit using a fluidized bed technology, with a capacity of 450MW in the Kozani-Ptolemaida area, 4)a coal-fired unit with a capacity of 700-800MW in Aliveri, and 5) a coal-fired unit with a capacity of 700-800MW in Larymna.

(h) ***Approval of PPC Renewables' Business Plan:*** PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.

Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were granted a generation license for a solar energy unit of a total capacity of 50MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

37. FINANCIAL RISK MANAGEMENT

The main activities of the Group are influenced by a variety of financial risks such as risks resulting mainly from changes in interest rates. The overall financial risk management program is focused on unpredictability of financial markets and seeks to minimize potential adverse effects in the Group's financial position as a whole.

The Group identifies, evaluates and if necessary, hedges financial risks relating to the Group's operating activities. The Group does not undertake any transactions of a speculative nature. The Group's main financial instruments consist mainly, apart from derivatives, of cash and cash equivalents, trade and other receivables, available for sale investments, loans and trade and other payables. As further discussed in notes 27 and 28, the Group enters into derivative financial instruments, such as interest rate swaps, in order to manage the interest rate risks stemming from its activities and the manner of financing. Management periodically controls and revises the relative policies and procedures in connection with financial risk management, which are summarized below:

(i) ***Credit risk:*** The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements. The Group' s exposure to credit risk arises from default of the counterparty with a maximum exposure equal to the future net cash flows of IRS and currency exchanges referred to Forward Currency Contracts.

(ii) ***Fair value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 27. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(iii) ***(iv) Liquidity risk:*** The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need. The Group maintains a balance between continuity of funding and flexibility through the use of Bank overdrafts, bonds and bank loans.

(€ millions)

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Year ended						
31 December 2007						
Overdraft facilities	196.9	-	-	-	-	**196.9**
Interest bearing loans and borrowings	-	217.8	807.8	2,205.6	565.4	**3,796.5**
Year ended						
31 December 2006						
Overdraft facilities	117.6	-	-	-	-	**117.6**
Interest bearing loans and borrowings	-	417.5	615.7	2,054.3	641.7	**3,729.2**

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(iv) ***Interest rate risk and foreign currency risk:*** The Group's principal financial liabilities, other than interest rate derivatives and forwards, comprise bank loans, bonds and overdrafts. The main purpose of these is to raise finance for the Group's operations. The Group also enters into derivative transactions, currently interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's sources of finance. It is the Group's policy that no trading in derivatives shall be undertaken and that derivative transactions are undertaken on existing debt. The main risks arising from the Group's financial instruments are cash flow interest rate risk and to a much lower extent foreign currency risk. The Board of Directors approves on an ad hoc basis the management of each of these risks. More specifically:

The Group's exposure to the risk of changes in market interest rates relates to the long term debt obligations bearing floating interest rates.The policy is to manage its interest rate cost by using a mix of fixed and variable rate debts according to the prevailing market conditions. To manage this the Group enters into interest rate swaps, in which the group exchanges, at specified intervals, the difference between fixed and variable rate amounts calculated by reference to an agreed-upon notional principal amount. These swaps are always designated to hedge underlying debt obligations.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group' s profit before tax (through the impact on floating rate borrowings).

(€ millions)

	Increase / Decrease in basis points (%)	Effect on profit before tax
2007		
Euro	+15	(3)
Chf	+15	(0.2)
Euro	-15	3
Chf	-15	0.2
2006		
Euro	+15	(2)
Chf	+15	(0.2)
Euro	-15	2
Chf	-15	0.2

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The following table demonstrates the sensitivity to a reasonably possible changes a) in the US Dollar exchange rate and b)in the Swiss Franc exchange rate, with all other variables held constant, of the Group' s profit before tax (through the impact on foreign currency borrowings).

(€ million)

	Increase / Decrease in USD	Increase / Decrease in CHF	Effect on profit before tax (USD)	Effect on profit before tax (CHF)
2007	+5%	+5%	-	(2.7)
	-5%	-5%	-	2.5
2006	+5%	+5%	(0.3)	(4.0)
	-5%	-5%	0.2	3.6

(v) ***Market risk:*** The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(vi) ***Availability of lignite reserves*** Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years

(vii) ***Concentration of natural gas supply:*** Taking into account the new legal framework for the liberalization of the natural gas market in Greece, the Group will examine the possibility to renegotiate the existing contract with DEPA, as well as other opportunities for natural gas sourcing.

(viii) ***Capital management:*** The primary objective of the Group's capital management is to ensure the continuous smooth operation of its business activities and the achievement of its growth plans combined with an acceptable credit rating. The ratio net debt/equity amounts to 72% and has as follows:

	2007	2006
Long term loans	3,796,541	3,729,190
Short term borrowings	196,900	117,600
Minus: cash	(196,541)	(35,537)
Net debt	3,796,900	3,811,253
Shareholders' equity	5,279,901	5,078,431
Minus: reserve of evaluation of investments "held-for-sale"	(53,641)	(37,234)
	5,226,260	5,041,197
Ratio net debt/equity	73%	76%

The Group will present its basic goals referring to financial ratios during the presentation of its Business Plan, which will include the investment program presented on November 21, 2007.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

38. OPERATING LEASE ARRANGEMENTS

	Group		Company	
	2007	2006	2007	2006
Minimum lease payments under operating leases recognised as expense	**41,746**	**35,277**	**41,579**	**35,277**

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases are approximately the current year's lease expenses, which are expected to be stable during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties, machinery, vehicles and furniture and equipment. Lease fees for office properties are generally fixed for an average term of twelve years. Lease fees for machinery and vehicles are generally fixed for an average of 1 and 3 year, respectively.

39. SUBSEQUENT EVENTS

a) ***Business Collaboration Proposals:*** In January 2008, PPC S.A. announced examining two business collaboration proposals, one with the German company RWE and the other with the Greek Halyvourgiki.

In particular, the memorandum of collaboration between PPC and RWE anticipates the construction and operation of two coal – burning units with an overall power of 1,600 MW (2 X 800 MW), which will be integrated into the interconnected transmission system, in 2012.

The advantages presented in this collaboration are the following:

- Both units are of modern and up to date technology with the capability of constraining CO_2 emissions.
- Onset of operation for both units will be realized 2 to 3 years ahead of schedule, due to the immediate commencement of construction.
- PPC will acquire knowledge of operating coal – burning units
- With the new joint venture to be established, PPC will be able export to North Eastern Europe and other adjacent countries.

The memorandum between PPC and Halyvourgiki anticipates the construction and operation of a combined cycle natural gas fired unit, with a power of 880 MW, which will be integrated into the interconnected transmission system in 2011.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The advantages presented in this collaboration are the following:

- Halyvourgiki has already acquired its own production license
- The new station will be situated to the Northwestern side of Attica's basin, the country's largest consumption center
- The North Interconnected System's efficiency and stability will be materially reinforced.

b) ***Issuance of a series of bonds:*** After the issuance of a first series of bonds of Euro 30 million in December 2007 with a five year duration, in January 2008 (out of a total amount of Euro 150 million with Euribor plus margin and a bullet repayment), the Parent Company issued the remaining series of bonds for an amount of Euro 120 million, with five years duration (all Euribor plus margin bullet repayment).

In January 2008, the Parent Company exercised its option to renew a bond for one more year with an initial maturity in 2008. Furthemore, in February 2008, the Parent Company issued a bond of Euro 70 million, of one year duration, with PPC's exclusive option to renew the duration for one more year.

c) ***PPC Standard and Poor's rating:*** Standard and Poor's Rating Services announced on February 25, 2008, that affirmed its "BBB+" corporate credit and senior unsecured debt ratings on Public Power Corporation.

d) ***Option for acquisition of DEPA shares:*** PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

40. SIGNIFICANT EVENTS OF THE YEAR

a) ***Acquisition Program:***

i) ***Acquisition of power plant in Bulgaria:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006.

Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian

2. Notes to the Financial Statements December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Administrative Court against the decision of the Bulgarian Privatization Agency. Furthermore, PPC expressed its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the tender's terms. SENCAP S.A., made a new proposal to the Bulgarian Privatization Agency, which includes further investments in order to cover the new Environmental limits that Bulgarian Authorities have set and to which SENCAP never received a reply. Despite the revised increased offer by SENCAP S.A., the Ministry of Environment and Waters informed SENCAP S.A. (October 2007) that the privatization procedure of the thermo – electric power station Bobov Dol is stopped. On March 17, 2008 PPC's appeal to Sofia First Instance Court's decision was discussed before the Bulgarian Supreme Court. The First Instance Court had rejected PPC's case for the cancellation of the Privatization Agency's ruling, which ended the tender. The Supreme Court's decision is expected. Further appeals to the Bulgarian Courts and to the European Union are under deliberation.

ii) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction, who supervise the course of the project and are preparing the terms of the tender.

iii) ***Participation in FYROM's tender:*** On November 1st, 2007, the Ministry of Economy of FYROM announced that SENCAP is among the companies that have been pre-qualified in the tender for the hydropower plant of Boshkov Most and will be invited to submit a bid, following the announcement of the tender rules.

(b) ***Changes in PPC's organizational structure:*** In July 2007 the Parent Company's Board of Directors introduced three new hierarchical positions in its organizational structure as follows: i) Deputy Chief Executive Officer for the divisions of Mines, Generation and Supply ii) Deputy Chief Executive Officer for the divisions of Transmission, Distribution, Islands' Network Operator as well as Testing, Research and Standards Center and iii) Deputy Chief Executive Officer for the divisions of Finance, Human Resources and Organization as well as the new Administrative Division. PPC is in the process of conducting several studies, in order to investigate the feasibility of further changes in its organizational structure.

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

c) ***Electricity tariff increases:*** In March 2007, the Minister of Development by his decision, approved: a) a 4% increase of the industrial tariffs for low, medium and high voltage and b) a 5% increase in its nighttime tariffs for medium and low voltage customers, concerning the night leg, aside from industrial tariffs.

On July 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from August 1, 2007 onwards), as follows: (i) a 2.5% increase of the tariff for all agricultural customers as well as customers with extended families (more than three children), (ii) a 2.6% increase of the tariff for household (residential) customers whose periodical four month consumption does not exceed a level of 800KWh and a 3.8% increase for household customers with a periodical four month consumption exceeding 800 KWh, (iii) a 3.5% increase on tariffs of all other customer categories (with the exception of industrial tariffs and reduced nighttime consumption tariffs which have already been subject to increases effective April 1, 2007).

The above mentioned Ministerial Decision also provides that residential customers with an annual consumption of 12,000 KWh achieving a reduction of at least 6% of their annual consumption for the period from August 1, 2007 to July 31, 2008, compared to the previous corresponding period, will be entitled to a 5% return on the total amount billed by PPC, for the period of reduced consumption.

On November 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from December 1, 2007 onwards), as follows:

- 0% increase for residential single phase customers' tariffs with a periodical four month consumption of up to 800 KWh as well as tariffs for customers with extended families (more than three children).
- 5% increase of the reduced nighttime consumption tariff for residential customers.
- 6% increase for household (residential single phase) customers' tariffs with a periodical four month consumption between 801 and 2,000 KWh
- 7% increase for household (residential three phase) customers' tariffs with a periodical four month consumption up to 2,000 KWh
- 8% increase for household (residential single and triple phase) customers' tariffs with a periodical four month consumption exceeding 2,000 KWh
- 6% increase for commercial customers' tariffs (both low and medium voltage)
- 8% increase for industrial customers' tariffs (medium and high voltage)
- 4% increase for agricultural customers' tariffs (low voltage)
- 8% increase for agricultural customers' tariffs (medium voltage)
- 8% increase for Municipal customers' tariffs

2. Notes to the Financial Statements
December 31, 2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

From December 1, 2007 all high voltage customers' tariffs are increased by 10%. Until June 1, 2008 PPC prepares and submits regulatory control invoices for every essential customer category, which have to be divided by offered service and to minimize any possible cruciform contributions, under the limitation of the permissible revenue. According to the abovementioned Ministerial Decision, from January 1, 2009, a fuel adjustment clause will be introduced in PPC's tariffs, in order to reflect international fuel prices' volatility.

d) ***Strategic Plan:*** On November 21, 2007, PPC announced its strategic plan to the investors.

PUBLIC POWER CORPORATION S.A.

APPENDIX I

UNBUNDLED FINANCIAL STATEMENTS

Under the provisions of law 2773/1999
and law 3426/2005
and the approved methodology of
the Regulatory Authority for Energy.

GROUP UNBUNDLED INCOME STATEMENT AS OF 31st DECEMBER 2007

(expressed in million euro)

	MINES		GENERATION		TRANSMISSION	
REVENUES	2007	2006	2007	2006	2007	2006
Revenue from energy sales						
Energy sales to customers	0	0	0	0	0	0
Energy sales to HTSO S.A.	0	0	3,390	3,165	0	0
Energy exports	0	0	6	45	0	0
Capacity assurance mechanism	0	0	328	320	0	0
Services to HTSO S.A.	0	0	22	20	13	12
Distribution Network rentals	0	0	0	0	261	243
Other Sales	6	8	10	11	5	3
Inter-Segment Sales			0		0	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0
Energy	0	0	757	679	0	0
Lignite	802	780	0	0	0	0
Distribution Network usage rentals	0	0	0	0	0	0
REVENUES (SALES)	**808**	**788**	**4,513**	**4,241**	**278**	**259**
EXPENSES						
Payroll Cost	342	327	466	433	78	79
Third party lignite and lignite reserve variation	(2)	(3)	44	15	0	0
Liquid fuel	0	0	787	733	0	0
Natural Gas	0	0	629	524	0	0
Depreciations	84	87	249	242	75	75
Energy Purchases from third party	0	0	9	14	0	0
Energy imports	0	0	198	120	0	0
Energy Purchases from HTSO S.A.	0	0	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0	0	0
Transmission system usage fees	0	0	36	39	0	0
HTSO uplift charge	0	0	0	0	0	0
Materials & Consumables	69	71	64	57	4	4
Utilities & Maintenance	144	154	67	62	3	3
Thrid party fees	1	0	5	5	1	0
Taxes and duties	21	21	1	3	1	1
Provisions	(4)	3	(15)	2	(5)	1
Financial expenses	24	21	94	88	26	21
Financial income	(4)	(3)	(15)	(12)	(4)	(3)
Other income/ (expense), net	(9)	18	16	20	5	(0)
Investments in associates gains/ (losses), net	1	(4)	3	(19)	1	(5)
Foreign currency gains/ (losses), net	(0)	(0)	(6)	(8)	(0)	(1)
Allocated Administration expenses	41	39	60	59	13	13
Inter-Segment Expenses						
Contract for Differences between PPC's Generation and Supply	0	0	575	0	0	0
Energy Purchases	73	52	88	69	2	2
Lignite	0	0	802	780	0	0
Distribution Network usage	0	0	0	0	0	0
PROFIT (LOSS) BEFORE TAX	**27**	**4**	**355**	**1,015**	**79**	**68**

DISTRIBUTION NETWORK		SUPPLY		ELIMINATIONS		TOTAL PPC		SUBSIDIARIES, AFFILIATES		TOTAL GROUP	
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
0	0	4,761	4,397	0	0	4,761	4,397	0	0	4,761	4,397
0	0	0	0	(3,380)	(3,165)	10	0	12	0	21	0
0	0	0	0	0	0	6	45	0	0	6	45
0	0	0	0	(328)	(320)	0	0	0	0	0	0
0	0	0	4	(22)	(24)	13	12	0	0	13	12
0	0	0	0	0	0	261	243	0	0	261	243
11	8	52	74	7	(15)	92	89	0	0	92	89
0	0	0	0	0	0	0	0	0	0	0	0
0	0	575	0	(575)	0	0	0	0	0	0	0
0	0	163	124	(920)	(803)	0	0	0	0	0	0
0	0	0	0	(802)	(780)	0	0	0	0	0	0
667	658	0	0	(667)	(658)	0	0	0	0	0	0
678	**665**	**5,552**	**4,599**	**(6,687)**	**(5,765)**	**5,142**	**4,787**	**12**	**0**	**5,154**	**4,787**
340	320	56	65	0	0	1,281	1,225	4	4	1,285	1,229
0	0	0	0	0	0	42	11	0	0	42	11
0	0	0	0	0	0	787	733	0	0	787	733
0	0	0	0	0	0	629	524	0	0	629	524
147	152	1	2	0	0	557	558	5	5	562	563
0	0	47	47	21	3	77	63	0	0	77	63
0	0	0	0	0	0	198	120	0	0	198	120
0	0	3,735	3,504	(3,380)	(3,165)	355	339	0	(10)	355	329
0	0	341	332	(328)	(320)	13	12	0	0	13	12
0	0	223	203	0	0	258	242	0	0	258	242
0	0	75	85	(25)	(42)	50	43	0	0	50	43
25	32	0	0	0	0	162	164	0	0	162	164
32	34	20	18	(10)	0	255	271	1	0	255	271
11	7	2	3	0	0	20	15	2	0	21	15
2	3	4	3	0	0	29	31	0	0	29	31
(8)	1	(11)	30	0	0	(42)	36	0	0	(42)	36
39	36	(0)	1	0	0	184	167	0	0	184	167
(6)	(5)	0	(11)	0	0	(29)	(34)	(0)	(0)	(29)	(34)
20	10	(3)	0	0	0	29	49	5	1	34	50
1	(8)	(0)	(0)	0	0	6	(36)	(184)	34	(177)	(2)
(1)	(1)	0	(0)	0	0	(7)	(10)	0	0	(7)	(10)
60	56	16	19	0	0	190	186	0	0	190	186
0	0	0	0	(575)	0	0	0	0	0	0	0
0	0	757	679	(920)	(803)	0	0	0	0	0	0
0	0	0	0	(802)	(780)	0	0	0	0	0	0
0	0	667	658	(667)	(658)	0	0	0	0	0	0
15	**27**	**(379)**	**(1,039)**	**0**	**0**	**97**	**76**	**179**	**(34)**	**276**	**42**

INTERCONNECTED SYSTEM UNBUNDLED INCOME STATEMENT AS OF 31st DECEMBER 2007

(expressed in million euro)

	MINES		GENERATION	
REVENUES	2007	2006	2007	2006
Revenue from energy sales				
Energy sales to customers	0	0	0	0
Energy sales to HTSO S.A.	0	0	3,390	3,165
Energy exports	0	0	6	45
Capacity assurance mechanism	0	0	328	320
Services to HTSO S.A.	0	0	22	20
Distribution Network rentals	0	0	0	0
Other Sales	6	8	9	9
Inter-Segment Sales				
Contract for Differences between PPC's Generation and Supply	0	0	0	0
Energy	0	0	0	0
Lignite	802	780	0	0
Distribution Network usage rentals	0	0	0	0
REVENUES (SALES)	**808**	**788**	**3,755**	**3,560**
EXPENSES				
Payroll Cost	342	327	366	342
Third party lignite and lignite reserve variation	(2)	(3)	44	15
Liquid fuel	0	0	261	256
Natural Gas	0	0	629	524
Depreciations	84	87	207	204
Energy Purchases from third party	0	0	1	6
Energy imports	0	0	198	120
Energy Purchases from HTSO S.A.	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0
Transmission system usage fees	0	0	36	39
HTSO uplift charge	0	0	0	0
Materials & Consumables	69	71	44	40
Utilities & Maintenance	144	154	51	49
Thrid party fees	1	0	3	4
Taxes and duties	21	21	1	2
Provisions	(4)	3	(13)	1
Financial expenses	24	21	79	74
Financial income	(4)	(3)	(12)	(10)
Other income/ (expense), net	(9)	18	14	19
Investments in associates gains/ (losses), net	1	(4)	3	(16)
Foreign currency gains/ (losses), net	(0)	(0)	(6)	(8)
Allocated Administration expenses	41	39	47	47
Inter-Segment Expenses				
Contract for Differences between PPC's Generation and Supply	0	0	575	0
Energy Purchases	73	52	81	69
Lignite	0	0	802	780
Distribution Network usage	0	0	0	0
PROFIT (LOSS) BEFORE TAX	**27**	**4**	**344**	**1,003**

TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006	2007	2006
0	0	0	0	4,261	3,866	4,261	3,866
0	0	0	0	0	0	3,390	3,165
0	0	0	0	0	0	6	45
0	0	0	0	0	0	328	320
13	12	0	0	0	0	34	33
261	243	0	0	0	0	261	243
5	3	10	6	39	66	68	92
0	0	0	0	575	0	575	0
0	0	0	0	157	124	157	124
0	0	0	0	0	0	802	780
0	0	550	544	0	0	550	544
278	**259**	**559**	**550**	**5,031**	**4,055**	**10,432**	**9,212**
78	79	281	265	49	57	1,115	1,070
0	0	0	0	0	0	42	11
0	0	0	0	0	0	261	256
0	0	0	0	0	0	629	524
75	75	122	127	1	2	490	494
0	0	0	0	0	0	1	6
0	0	0	0	0	0	198	120
0	0	0	0	3,735	3,504	3,735	3,504
0	0	0	0	341	332	341	332
0	0	0	0	223	203	258	242
0	0	0	0	69	85	69	85
4	4	21	26	0	0	138	141
3	3	26	27	19	17	242	250
1	0	10	6	1	2	15	13
1	1	2	3	4	3	28	30
(5)	1	(7)	1	(12)	25	(41)	30
26	21	33	31	(1)	0	161	147
(4)	(3)	(5)	(4)	0	(10)	(25)	(30)
5	(0)	18	9	(3)	0	25	46
1	(5)	1	(7)	(0)	(0)	5	(32)
(0)	(1)	(0)	(1)	0	(0)	(7)	(9)
13	13	50	46	14	17	165	162
0	0	0	0	0	0	575	0
2	2	0	0	0	0	157	124
0	0	0	0	0	0	802	780
0	0	0	0	550	544	550	544
79	**68**	**9**	**22**	**40**	**(727)**	**500**	**370**

CRETE UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2007

(expressed in million euro)

	GENERATION	
	2007	2006
REVENUES		
Revenue from energy sales		
Energy sales to customers	0	0
Energy sales to HTSO S.A.	0	0
Energy exports	0	0
Capacity assurance mechanism	0	0
Services to HTSO S.A.	0	0
Distribution Network rentals	0	0
Other Sales	0	1
Inter-Segment Sales		
Contract for Differences between PPC's Generation and Supply	0	0
Energy	405	359
Lignite	0	0
Distribution Network usage rentals	0	0
REVENUES (SALES)	**406**	**359**
EXPENSES		
Payroll Cost	37	34
Third party lignite and lignite reserve variation	0	0
Liquid fuel	312	280
Natural Gas	0	0
Depreciations	21	19
Energy Purchases from third party	2	1
Energy imports	0	0
Energy Purchases from HTSO S.A.	0	0
Charge for the capacity assurance mechanism	0	0
Transmission system usage fees	0	0
HTSO uplift charge	0	0
Materials & Consumables	7	5
Utilities & Maintenance	5	5
Thrid party fees	0	0
Taxes and duties	0	0
Provisions	(1)	0
Financial expenses	9	7
Financial income	(1)	(1)
Other income/ (expense), net	1	1
Investments in associates gains/ (losses), net	0	(2)
Foreign currency gains/ (losses), net	(0)	(0)
Allocated Administration expenses	5	5
Inter-Segment Expenses		
Contract for Differences between PPC's Generation and Supply	0	0
Energy Purchases	5	0
Lignite	0	0
Distribution Network usage	0	0
PROFIT (LOSS) BEFORE TAX	5	5

DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006
0	0	266	274	266	274
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	3	0	3
0	0	0	0	0	0
1	0	4	4	5	5
0	0	0	0	0	0
0	0	5	0	410	359
0	0	0	0	0	0
48	50	0	0	48	50
48	**51**	**276**	**281**	**730**	**691**
26	27	4	4	66	64
0	0	0	0	0	0
0	0	0	0	312	280
0	0	0	0	0	0
9	11	0	0	30	30
0	0	31	34	32	35
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
3	1	0	0	9	6
3	3	0	1	7	9
1	1	0	0	1	1
0	0	(0)	0	0	0
(0)	0	1	2	(0)	2
1	2	0	0	11	10
(0)	(0)	(0)	(1)	(2)	(2)
0	1	(0)	0	1	2
0	(0)	0	(0)	0	(2)
(0)	(0)	(0)	(0)	(0)	(0)
4	5	1	1	10	10
0	0	0	0	0	0
0	0	405	359	410	359
0	0	0	0	0	0
0	0	48	50	48	50
2	**1**	**(214)**	**(170)**	**(208)**	**(163)**

OTHER NO INTERCONNECTED ISLANDS UNBUNDLED INCOME STATEMENT AS OF 31st DECEMBER 2007

(expressed in million euro)

	GENERATION	
REVENUES	**2007**	**2006**
Revenue from energy sales		
Energy sales to customers	0	0
Energy sales to HTSO S.A.	0	0
Energy exports	0	0
Capacity assurance mechanism	0	0
Services to HTSO S.A.	0	0
Distribution Network rentals	0	0
Other Sales	1	1
Inter-Segment Sales		
Contract for Differences between PPC's Generation and Supply	0	0
Energy	352	320
Lignite	0	0
Distribution Network usage rentals	0	0
REVENUES (SALES	**353**	**321**
EXPENSES		
Payroll Cost	63	58
Third party lignite and lignite reserve variation	0	0
Liquid fuel	214	197
Natural Gas	0	0
Depreciations	21	19
Energy Purchases from third party	6	7
Energy imports	0	0
Energy Purchases from HTSO S.A.	0	0
Charge for the capacity assurance mechanism	0	0
Transmission system usage fees	0	0
HTSO uplift charge	0	0
Materials & Consumables	13	12
Utilities & Maintenance	12	8
Thrid party fees	2	1
Taxes and duties	0	0
Provisions	(1)	0
Financial expenses	6	6
Financial income	(1)	(1)
Other income/ (expense), net	1	0
Investments in associates gains/ (losses), net	0	(1)
Foreign currency gains/ (losses), net	(0)	(0)
Allocated Administration expenses	8	7
Inter-Segment Expenses		
Contract for Differences between PPC's Generation and Supply	0	0
Energy Purchases	2	0
Lignite	0	0
Distribution Network usage	0	0
PROFIT (LOSS) BEFORE TAX	**6**	**7**

DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006
0	0	234	257	234	257
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	1	0	1
0	0	0	0	0	0
1	1	9	5	11	7
0	0	0	0	0	0
0	0	2	0	354	320
0	0	0	0	0	0
68	63	0	0	68	63
69	**64**	**245**	**263**	**667**	**648**
33	29	4	4	100	91
0	0	0	0	0	0
0	0	0	0	214	197
0	0	0	0	0	0
16	14	0	0	37	33
0	0	17	13	22	20
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	6	0	6	0
2	4	0	0	15	16
3	4	0	0	15	12
1	1	0	0	4	2
0	0	(0)	0	0	1
(1)	0	1	3	(1)	3
5	4	0	0	11	10
(1)	(1)	(0)	(1)	(2)	(2)
2	0	(0)	0	3	1
0	(1)	0	(0)	0	(2)
(0)	(0)	(0)	(0)	(0)	(0)
6	5	1	1	15	14
0	0	0	0	0	0
0	0	352	320	354	320
0	0	0	0	0	0
0	0	68	63	68	63
3	**4**	**(204)**	**(143)**	**(195)**	**(131)**

GROUP UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2007

(expressed in million euro)

	ADMINISTRATION		MINES		GENERATION	
ASSETS	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
NON-CURRENT ASSETS						
Tangible Assets	0	0	1,352	1,257	4,922	4,930
Intangible Assets	0	0	2	3	12	13
Investments in related parties	171	103	0	0	0	0
Marketable and other securities	0	0	9	7	37	29
Other non-current assets	0	0	0	1	2	3
Administration non-current assets	0	0	29	15	46	58
TOTAL NON-CURRENT ASSETS	**171**	**103**	**1,393**	**1,282**	**5,018**	**5,033**
CURRENT ASSETS						
Inventories	0	0	68	77	423	376
Trade Accounts Receivable	0	0	0	0	20	10
Various Debtors	0	0	22	37	34	51
Income tax	0	0	3	0	13	0
Other current assets	0	0	1	1	8	2
Derivatives asset	0	0	1	0	3	2
Cash in hand	0	0	4	4	14	17
Administration current assets	0	0	12	1	20	5
TOTAL CURRENT ASSETS	**0**	**0**	**112**	**121**	**535**	**463**
Assets of disposal group classified as " held for sale"	**0**	**57**	**0**	**0**	**0**	**0**
TOTAL ASSETS	**171**	**160**	**1,505**	**1,403**	**5,553**	**5,496**
LIABILITIES AND EQUITY						
EQUITY						
Share Capital	1,067	1,067	0	0	0	0
Revaluation Surplus	107	107	0	0	0	0
Legal reserve	46	42	0	0	0	0
Fixed assets' revaluation surplus	4,150	4,175	0	0	0	0
Capitalised Fixed assets' tax revaluation surplus	(947)	(947)	0	0	0	0
Reserves	262	246	0	0	0	0
Retained earnings	524	468	0	0	0	0
TOTAL EQUITY	**5,208**	**5,158**	**0**	**0**	**0**	**0**
CAPITAL FUNDING TO BUSSINESS UNITS	**(9,485)**	**(9,293)**	**1,265**	**1,234**	**4,827**	**4,821**
NON-CURRENT LIABILITIES						
Long-term debt	2,770	2,696	0	0	0	0
Actuarial Provision and Provison for Riks	455	441	0	0	0	0
Deferred tax liabilities	0	0	41	36	169	152
Subsidies for fixed assets acquisition	0	0	0	1	226	243
Other long-term liabilities & Customers' advances	0	0	0	3	0	13
Administration non-current liabilities	0	0	1	0	1	0
TOTAL NON-CURRENT LIABILITIES	3,224	3,137	42	39	396	408
CURRENT LIABILITIES						
Accounts Payable and Various Creditors	0	0	160	93	194	133
Short-term borrowings	197	118	0	0	0	0
Bank Overdrafts	0	0	0	0	0	0
Current portion of long-term bank loans	1,027	1,033	0	0	(0)	0
Derivatives Liability	0	0	0	0	0	0
Accrued and other current liabilities	0	0	24	32	114	118
Administration current liabilities	0	0	14	4	21	16
TOTAL CURRENT LIABILITIES	**1,224**	**1,151**	**198**	**129**	**330**	**267**
Liabilities directly associated with assets classified as "held for sale"	**0**	**7**	**0**	**0**	**0**	**0**
TOTAL LIABILITIES AND EQUITY	**171**	**160**	**1,505**	**1,403**	**5,553**	**5,496**

TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		TOTAL PPC		SUBSIDIARIES, AFFILIATES		TOTAL GROUP	
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
1,391	1,416	3,578	3,416	22	24	11,266	11,043	58	57	**11,324**	**11,100**
0	0	0	0	0	0	14	16	0	0	**14**	**16**
0	0	0	0	0	0	171	103	(136)	(90)	**35**	**13**
10	7	15	12	(0)	0	72	56	0	0	**72**	**56**
0	1	1	1	(0)	0	3	5	1	0	**4**	**5**
8	16	30	38	4	9	116	135	0	0	**116**	**135**
1,411	**1,440**	**3,624**	**3,467**	**26**	**33**	**11,643**	**11,358**	**(77)**	**(33)**	**11,566**	**11,325**
36	36	171	106	(0)	0	698	596	1	0	**699**	**596**
0	0	8	18	755	673	783	700	0	0	**783**	**700**
19	7	19	43	23	29	117	167	(2)	(1)	**116**	**166**
4	0	6	0	(0)	0	26	0	(19)	0	**7**	**0**
0	2	8	5	1	0	19	10	0	0	**19**	**10**
1	0	1	1	(0)	0	5	4	0	0	**5**	**4**
4	4	6	7	(0)	0	28	31	168	4	**196**	**35**
4	1	13	3	2	1	50	12	0	0	**50**	**12**
68	**50**	**231**	**184**	**780**	**703**	**1,726**	**1,521**	**149**	**3**	**1,875**	**1,524**
0	**0**	**0**	**0**	**0**	**0**	**0**	**57**	**0**	**(57)**	**0**	**0**
1,478	**1,490**	**3,855**	**3,651**	**806**	**736**	**13,368**	**12,936**	**72**	**(87)**	**13,440**	**12,849**
0	0	0	0	0	0	1,067	1,067	0	0	**1,067**	**1,067**
0	0	0	0	0	0	107	107	0	0	**107**	**107**
0	0	0	0	0	0	46	42	0	0	**46**	**42**
0	0	0	0	0	0	4,150	4,175	25	0	**4,175**	**4,175**
0	0	0	0	0	0	(947)	(947)	0	0	**(947)**	**(947)**
0	0	0	0	0	0	262	246	0	0	**262**	**246**
0	0	0	0	0	0	524	468	46	(80)	**570**	**388**
0	**0**	**0**	**0**	**0**	**0**	**5,208**	**5,158**	72	(80)	**5,280**	**5,078**
1,318	**1,158**	**2,059**	**2,035**	**16**	**45**	**0**	**0**	0	0	**0**	**0**
0	0	0	0	0	0	2,770	2,696	0	0	**2,770**	**2,696**
0	0	0	0	0	0	455	441	0	0	**455**	**441**
47	36	70	63	(1)	1	326	289	(6)	(7)	**320**	**282**
71	65	1,532	1,376	0	0	1,830	1,685	7	6	**1,836**	**1,692**
0	3	0	5	466	434	466	458	0	0	**466**	**458**
0	0	1	0	0	0	3	0	0	0	**3**	**0**
118	105	1,603	1,444	465	436	5,849	5,570	0	(0)	**5,849**	**5,569**
28	209	157	106	317	233	857	774	(0)	0	**856**	**774**
0	0	0	0	0	0	197	118	0	0	**197**	**118**
0	0	0	0	0	0	0	0	0	0	**0**	**0**
(0)	0	(0)	0	0	0	1,027	1,033	0	0	**1,027**	**1,033**
0	0	0	0	0	0	0	0	0	0	**0**	**0**
10	11	21	27	6	4	176	193	1	0	**177**	**193**
4	8	14	38	1	18	54	83	0	0	**54**	**83**
42	**227**	**192**	**171**	**325**	**255**	**2,311**	**2,201**	**0**	**0**	2,311	2,201
0	**0**	**0**	**0**	**0**	**0**	**0**	**7**	**0**	**(7)**	0	0
1,478	**1,490**	**3,855**	**3,651**	**806**	**736**	**13,368**	**12,936**	**72**	**(87)**	**13,440**	**12,849**

INTERCONNECTED SYSTEM UNBUNDLED BALANCE SHEET AS OF 31st DECEMBER 2007

(expressed in million euro)

ASSETS	MINES		GENERATION	
	2007	2006	2007	2006
NON-CURRENT ASSETS				
Tangible Assets	1,352	1,257	4,131	4,192
Intangible Assets	2	3	11	12
Investments in related parties	0	0	0	0
Marketable and other securities	0	1	1	2
Other non-current assets	9	7	31	25
Administration non-current assets	29	15	36	49
TOTAL NON-CURRENT ASSETS	1,393	1,282	4,210	4,280
CURRENT ASSETS				
Inventories	68	77	293	279
Trade Accounts Receivable	0	0	20	9
Various Debtors	22	37	34	99
Income tax	3	0	11	0
Other current assets	1	1	10	2
Derivatives asset	1	0	2	2
Cash in hand	4	4	12	14
Administration current assets	12	1	15	4
TOTAL CURRENT ASSETS	112	121	399	410
Assets of disposal group classified as " held for sale"	**0**	**0**	**0**	**0**
TOTAL ASSETS	1,505	1,403	4,609	4,689
LIABILITIES AND EQUITY				
EQUITY				
Share Capital	0	0	0	0
Revaluation Surplus	0	0	0	0
Legal reserve	0	0	0	0
Fixed assets' revaluation surplus	0	0	0	0
Reserves	0	0	0	0
Retained earnings	0	0	0	0
TOTAL EQUITY	0	0	0	0
CAPITAL FUNDING TO BUSSINESS UNITS	1,265	1,234	4,028	4,102
NON-CURRENT LIABILITIES				
Long-term debt	0	0	0	0
Actuarial Provision and Provison for Riks	0	0	0	0
Deferred tax liabilities	41	36	141	128
Subsidies for fixed assets acquisition	0	1	201	232
Other long-term liabilities & Customers' advances	0	3	0	11
Administration non-current liabilities	1	0	1	0
TOTAL NON-CURRENT LIABILITIES	42	39	344	371
CURRENT LIABILITIES				
Accounts Payable and Various Creditors	160	93	147	104
Short-term borrowings	0	0	0	0
Bank Overdrafts	0	0	0	0
Current portion of long-term bank loans	(0)	0	(0)	0
Bills Payable, Guarantees, Accrued Interests	0	0	0	0
Derivatives Liability	0	0	0	0
Divindends payable	0	0	0	0
Accrued and other current liabilities	24	32	73	99
Administration current liabilities	14	4	17	14
TOTAL CURRENT LIABILITIES	198	129	237	217
Liabilities directly associated with assets classified as "held for sale"	**0**	**0**	**0**	**0**
TOTAL LIABILITIES AND EQUITY	1,505	1,403	4,609	4,689

TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006	2007	2006
1,391	1,416	3,021	2,874	19	21	9,915	**9,759**
0	0	0	0	0	0	13	**15**
0	0	0	0	0	0	0	**0**
0	1	1	1	(0)	0	3	**5**
10	7	13	10	(0)	0	63	**49**
8	16	24	32	3	7	101	**118**
1,411	**1,440**	**3,059**	**2,917**	**22**	**28**	**10,095**	**9,947**
36	36	139	82	0	0	537	**475**
0	0	6	14	631	568	657	**591**
19	7	13	37	39	22	128	**201**
4	0	5	0	(0)	0	23	**0**
0	2	4	4	1	0	17	**9**
1	0	1	1	(0)	0	4	**3**
4	4	5	6	(0)	0	25	**28**
4	1	10	3	2	1	43	**11**
68	**50**	**184**	**146**	**673**	**591**	**1,435**	**1,318**
0	**0**	**0**	**0**	**0**	**0**	**0**	**0**
1,478	**1,490**	**3,243**	**3,063**	**695**	**619**	**11,530**	**11,265**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
1,318	**1,158**	**1,731**	**1,717**	**(14)**	**15**	**8,329**	**8,226**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
47	36	59	53	(2)	0	287	**254**
71	65	1,297	1,154	0	0	1,570	**1,451**
0	3	0	4	405	376	405	**398**
0	0	1	0	0	0	3	**0**
118	**105**	**1,357**	**1,211**	**403**	**377**	**2,264**	**2,103**
28	209	124	81	299	207	759	**694**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
(0)	0	(0)	0	0	0	(0)	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	0	0	0	**0**
0	0	0	0	(0)	0	0	**0**
10	11	18	23	5	4	131	**169**
4	8	12	31	1	16	47	**73**
42	**227**	**154**	**136**	**306**	**227**	**937**	**936**
0	**0**	**0**	**0**	**0**	**0**	**0**	**0**
1,478	**1,490**	**3,243**	**3,063**	**695**	**619**	**11,530**	**11,265**

CRETE UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2007

(expressed in million euro)

	GENERATION	
ASSETS	2007	2006
NON-CURRENT ASSETS		
Tangible Assets	432	402
Intangible Assets	0	0
Investments in related parties	0	0
Marketable and other securities	0	0
Other non-current assets	4	2
Administration non-current assets	4	5
TOTAL NON-CURRENT ASSETS	439	410
CURRENT ASSETS		
Inventories	69	47
Trade Accounts Receivable	0	0
Various Debtors	(1)	4
Income tax	1	0
Other current assets	(1)	0
Derivatives asset	0	0
Cash in hand	1	1
Administration current assets	2	0
TOTAL CURRENT ASSETS	71	53
Assets of disposal group classified as " held for sale"	0	0
TOTAL ASSETS	510	463
LIABILITIES AND EQUITY		
EQUITY	0	0
Share Capital	0	0
Revaluation Surplus	0	0
Legal reserve	0	0
Fixed assets' revaluation surplus	0	0
Reserves	0	0
Retained earnings	0	0
TOTAL EQUITY	**459**	**412**
CAPITAL FUNDING TO BUSSINESS UNITS	0	0
NON-CURRENT LIABILITIES	0	0
Long-term debt	0	0
Actuarial Provision and Provison for Riks	16	13
Deferred tax liabilities	15	16
Subsidies for fixed assets acquisition	0	1
Other long-term liabilities & Customers' advances	0	0
Administration non-current liabilities	31	30
TOTAL NON-CURRENT LIABILITIES		
CURRENT LIABILITIES	12	12
Accounts Payable and Various Creditors	0	0
Short-term borrowings	0	0
Bank Overdrafts	(0)	0
Current portion of long-term bank loans	0	0
Bills Payable, Guarantees, Accrued Interests	0	0
Derivatives Liability	0	0
Divindends payable	5	8
Accrued and other current liabilities	2	1
Administration current liabilities	19	21
TOTAL CURRENT LIABILITIES		
Liabilities directly associated with assets classified as "held for sale"	0	0
TOTAL LIABILITIES AND EQUITY	510	463

DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006
244	218	2	2	677	621
0	0	0	0	0	1
0	0	0	0	0	0
0	0	0	0	0	0
1	1	0	0	5	3
2	2	0	1	6	8
247	221	2	3	689	633
(2)	3	0	0	66	50
1	3	64	52	65	55
4	2	(9)	3	(5)	10
0	0	0	0	2	0
3	1	(0)	0	1	1
0	0	0	0	0	0
0	0	0	0	2	2
1	0	0	0	3	1
8	9	56	55	134	118
0	0	0	0	0	0
255	230	58	58	823	751
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
120	105	17	16	596	533
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
4	3	1	1	21	17
114	106	0	0	129	122
0	0	30	28	30	29
0	0	0	0	0	0
118	110	31	28	180	168
15	11	9	12	37	34
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	(0)	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
1	2	1	0	7	10
1	3	0	1	3	5
17	15	10	13	47	50
0	0	0	0	0	0
255	230	58	58	823	751

OTHER NO INTERCONNECTED ISLANDS UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2007

(expressed in million euro)

	GENERATION	
ASSETS	**2007**	**2006**
NON-CURRENT ASSETS		
Tangible Assets	359	337
Intangible Assets	0	0
Investments in related parties	0	0
Marketable and other securities	0	0
Other non-current assets	3	2
Administration non-current assets	6	4
TOTAL NON-CURRENT ASSETS	**368**	**344**
CURRENT ASSETS		
Inventories	61	50
Trade Accounts Receivable	0	0
Various Debtors	1	5
Income tax	1	0
Other current assets	(1)	0
Derivatives asset	0	0
Cash in hand	1	1
Administration current assets	3	0
TOTAL CURRENT ASSETS	**66**	**58**
Assets of disposal group classified as " held for sale"	**0**	**0**
TOTAL ASSETS	**434**	**401**
LIABILITIES AND EQUITY		
EQUITY		
Share Capital	0	0
Revaluation Surplus	0	0
Legal reserve	0	0
Fixed assets' revaluation surplus	0	0
Reserves	0	0
Retained earnings	0	0
TOTAL EQUITY	0	**0**
CAPITAL FUNDING TO BUSSINESS UNITS	**340**	**358**
NON-CURRENT LIABILITIES		
Long-term debt	0	0
Actuarial Provision and Provison for Riks	0	0
Deferred tax liabilities	11	11
Subsidies for fixed assets acquisition	9	2
Other long-term liabilities & Customers' advances	0	1
Administration non-current liabilities	0	0
TOTAL NON-CURRENT LIABILITIES	**21**	**14**
CURRENT LIABILITIES		
Accounts Payable and Various Creditors	35	17
Short-term borrowings	0	0
Bank Overdrafts	0	0
Current portion of long-term bank loans	(0)	0
Bills Payable, Guarantees, Accrued Interests	0	0
Derivatives Liability	0	0
Divindends payable	0	0
Accrued and other current liabilities	36	11
Administration current liabilities	3	1
TOTAL CURRENT LIABILITIES	**73**	**29**
Liabilities directly associated with assets classified as "held for sale"	**0**	**0**
TOTAL LIABILITIES AND EQUITY	**434**	**401**

DISTRIBUTION NETWORK		SUPPLY		TOTAL	
2007	2006	2007	2006	2007	2006
313	324	2	1	673	662
0	0	0	0	1	0
0	0	0	0	0	0
0	0	0	0	0	0
2	1	0	0	4	3
3	4	0	1	9	9
317	**329**	**2**	**2**	**688**	**675**
34	21	(0)	0	95	71
1	1	60	53	60	54
2	4	(8)	4	(6)	13
1	0	0	0	2	0
1	0	0	0	0	1
0	0	0	0	0	0
1	1	0	0	2	2
1	0	0	0	4	1
40	**28**	**52**	**57**	**157**	**142**
0	**0**	**0**	**0**	**0**	**0**
357	**357**	**53**	**59**	**845**	**817**
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
0	**0**	**0**	**0**	**0**	**0**
208	**214**	**13**	**13**	**561**	**585**
0	0	0	0	0	0
0	0	0	0	0	0
7	7	0	0	19	18
121	116	0	0	131	118
0	1	31	30	31	31
0	0	0	0	0	0
128	**123**	**31**	**30**	**181**	**168**
17	15	9	14	61	46
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	(0)	0
0	0	0	0	0	0
0	0	0	0	0	0
0	0	0	0	0	0
2	2	1	0	38	14
2	3	0	1	4	6
21	**20**	**9**	**16**	**103**	**65**
0	**0**	**0**	**0**	**0**	**0**
357	**357**	**53**	**59**	**845**	**817**

ΔΗΜΟΣΙΑ ΕΠΙΧΕΙΡΗΣΗ ΗΛΕΚΤΡΙΣΜΟΥ Α.Ε.

APPENDIX IA

UNBUNDLED FINANCIAL STATEMENTS

NOTES TO THE UNBUNDLED FINANCIAL STATEMENTS

Notes to the unbundled Financial Statements

1. GENERAL INFORMATION

According to the provisions of European Directives 96/92 and 2003/54 (as well as the provisions of Law 2773/1999 and Law 3426/2005, which embodied the aforementioned European Directives into the national legislation), unbundling is the separation of financial statements (balance sheet and income statement) of an integrated electric utility into different financial statements for each one of its activities.The unbundled financial statements will reflect each activity's financial position and assets and liabilities, as if such activities prepared financial statements had they been separate (independent) legal entities.

PPC, as a vertically organized integrated electric utility, keeps in its internal accounting, separate accounts for its activities and prepares separate balance sheets and statements of income for each one of its activities (balance sheet and statement of income before tax – hereinafter referred to as "unbundled financial statements"), as if these activities were carried out by different entities, in order to avoid discriminations, cross subsidization and distortion of competition. Further to the above, PPC should keep separate accounts for its activities carried out in the non-interconnected islands in accordance with the provisions of art. 23 of Law 3426/2005.

The summary totals of the unbundled financial statements are equal and agree with PPC's issued consolidated balance sheet and statement of income, prepared in accordance with International Financial Reporting Standards, with the exception of provision for income tax, as unbundled statements of income are presented before tax.

The accounting principles applied for the preparation of the unbundled financial statements are those applied for the preparation of the Company's separate and consolidated financial statements.

The preparation of the unbundled financial statements requires management to make estimates, assumptions and judgments that affect the reported assets and liabilities for each activity. Such estimates, assumptions and judgments are regularly reviewed in order to reflect the managements' current view on facts and transactions concerned.

The unbundling methodology applied by the Company, for the preparation of the accompanied unbundled financial statements is approved by the regulatory Authority for Energy.

The unbundled financial statements were approved by the Company's Board of Directors in its meeting held on March 27, 2008.

2. ACCOUNTING UNBUNDLING METHODOLOGY

The methodology applied for the preparation of the unbundled financial statements consists of the following phases: (a) determination of activities into which the integrated electric utility should be unbundled, (b) preparation of unbundled trial balances, (c) preparation of unbundled balance sheets and establishment of «Capital Funding» account, (d) preparation of the unbundled statements of income, (e) quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system and (f) incorporation of the result of the Contract for Differences between PPC's Generation and Supply.

Notes to the unbundled Financial Statements

Determination of activities into which the integrated electric utility should be unbundled

The activities for which unbundled financial statements are prepared, on a first level and for the whole Group, are Mines, Generation, Transmission, Distribution Network, Supply and Corporate. On a second level, these activities are presented as follows:

- **Interconnected System**
  - Mines
  - Generation
  - Transmission
  - Distribution network
  - Supply
- **System of Crete**
  - Generation
  - Distribution network
  - Supply
- **System of other non interconnected islands**
  - Generation
  - Distribution network
  - Supply
- **Corporate**

Mines include the lignite extraction activity carried out in the Lignite Centers of West Macedonia and Megalopolis.

Generation includes the electricity generation activities in the interconnected system, the system of Crete and the system of non interconnected islands.

Transmission is responsible for the monitoring, the maintenance and the repair of high tension grid, which is used for the transmission of electricity, and is compensated, as the owner of the grid by the Hellenic Transmission System Operator ("HTSO").

Distribution Network includes the operation of electricity distribution to medium and low voltage customers in the interconnected system, the system of Crete and the system of non interconnected islands.

Notes to the unbundled Financial Statements

Supply reflects the Company's activity which monitors relationships with final customers in the interconnected system, the system of Crete and the system of non interconnected islands.

The ***Corporate*** acts as the lender (funding source) of all activities and retains in its balance sheet all investments in subsidiaries, associates and joint ventures and in its liabilities and shareholders' equity all equity accounts, funding and provisions of a financial nature. The capital funding account which is also presented in the liabilities side of Corporate reflects the funds that have been made available to activities in order to finance their operations.

The balance sheet and statement of income of the Corporate is further allocated based on certain allocation rules which are described in detail in the following pages.

Related parties are reflected as a separate activity in the unbundled financial statements.

Preparation of unbundled trial balances

In the Company's accounting system, each cost centre represents an organizational entity, in which the assets and liabilities are recorded.

General and Cost Accounting trial balances, through the codification of each cost centre, provide the ability of detection and grouping of data which are directly ascribed to activities, and of composition of activities trial balances.

These trial balances include the balances of all balance sheet and statement of income accounts per activity.

In order for these trial balances to be generated, the following tasks are performed (this process is applied per account and cost centre for the minimum account degree in General and Cost Accounting):

- Cost centers are recorded in order to identify the boundaries of activities and then all cost centers to be assigned to activities with which they are related to.
- Each modification in cost centers and trial balance accounts is detected and recorded in order to be embedded in the proper activities or balance sheet and income statement accounts respectively.
- The trial balance accounts are codified and grouped into sections of the balance sheet and of the income statement based on company's needs and its published financial statements.
- It is ensured that all cost centers are subordinate to one of the predefined activities and, at the same time, there is no possibility that two distinct activities include the same cost centre.
- The sum totals of the cost centers and accounts are reconciled with the comprehensive trial balance of the Company.
- The amounts that are depicted in the Corporate trial balance (which include the central financial services where a significant amount of the accounting entries is

Notes to the unbundled Financial Statements

performed) and relate to the activities (e.g. significant balances of suppliers and contractors, taxes etc), are identified and ascribed in the activities based on the information extracted through the peripheral subsystems (subsystem of beneficiaries', fixed assets, constructions etc).

- The account balances, which, due to their nature, do not relate to activities into which have been ascribed, are reclassified and ascribed into the correct activities.
- The account balances which relate to activities and have not been directly ascribed or correlated with specific activities, are concentrated separately, in order to be allocated based on allocation criteria per fourth-degree account (the lowest account degree where the accounting entries are performed).

The allocation criteria, which are used for the first level of allocations and derived from trial balances amounts, are the following:

- ***Payroll:*** applies for the allocation of account balances related either with payroll or with general personnel issues (e.g. various payroll receivables and obligations, social securities funds, personnel loans etc). The specific allocation criterion is defined based on the payroll of employees who were actually employed in this activity (allocated payroll). According to this criterion, each activity proportionally receives an amount from the allocated Corporate accounts, based on the percentage of its participation in the total payroll amount of activities.
- ***Material consumption:*** applies for the allocation of account balances which are related to the materials consumption and suppliers cycle (e.g. orders from abroad, purchases in transit, suppliers etc.). According to this criterion, each activity's proportion depends on the total amount of activity's material consumptions in terms of total consumption.
- ***Net book value of assets:*** applies for the allocation of the account balances that are related to the fixed assets cycle (e.g. projects receivables, projects advances, subsidies, contractor works beneficiaries, contractors taxes etc) and reflects the total amount of assets net book value for each activity in terms of total net book value.
- ***Total Operating Expenses:*** used for the allocation of general nature's accounts balances and expresses total value of operating expenses of every activity expressed in terms of total operating expenses.
- ***Compensation and third party fees:*** applies for the allocation of the corresponding category of accounts and reflects the ratio of compensation and third party fees of every activity expressed in terms of total.
- ***Third party allowances:*** used for the allocation of the trial balance accounts that relate to third party allowances (apart from contract works), such as rentals, water supply, postage, etc.

Notes to the unbundled Financial Statements

- ***Various expenses:*** used for the allocation of various expenses accounts balances except for travel expenses, which relate to payroll; it is quantified as the ratio of every activity's various expenses expressed in terms of total various expenses.
- ***Depreciation Expense:*** applies for the allocation of depreciation expense accounts balances. The value of every activity's depreciation expense expressed in terms of total depreciation expense represents the corresponding percentage from the allocation.
- ***Sales:*** it is used for the allocation of accounts balances that relate to the Company's sales.

The account balances of financial nature included in the balance sheet and income statement (cash and cash equivalents, loans, derivatives etc), are aggregated separately, in order to be further allocated in the activities.

Preparation of unbundled balance sheets and establishment of «Capital Funding» account.

The balances of balance sheet accounts of financial nature are allocated in the activities according to each activity's capital funding, which equals the capital employed of every activity including the provisions of liabilities and excluding the investments in affiliates of assets.

Then, the balance sheet accounts' balances are allocated in the activities, which have still remained to the Corporate (fixed assets, inventories, cash & cash equivalents etc.), based on total of assets and liabilities of each activity. Corporate keeps in its balance sheet only investments in subsidiaries, joint ventures and affiliates as well as total equity and liabilities of the entity.

Upon completion of the aforementioned allocations, the balance sheets per activity are prepared.

Capital Funding, presented in separate line of liabilities, represents capitals been granted from the Company to every activity for the achievement of its business goals.

Total Capital Funding equals total equity, liabilities and provisions of the whole Company excluding the investments in related parties (subsidiaries, joint ventures and affiliates).

The allocated assets and liabilities of Corporate in activities are presented in a separate line item in each activity's financial statement.

Preparation of the unbundled statements of income

Income statement accounts of financial nature are allocated to activities based on Capital Funding of every activity, as calculated above.

Then, income statement account balances that have remained in Corporate are allocated in the activities. For the allocation of expenses the following procedure is applied:

Allocation of expenses of Information technology Department: Allocation of expenses of the Information Technology Department is performed in two phases. Initially, expenses that relate to the "ERMIS" system of customers' monitoring and billing are assigned to Distribution network and Supply. Then, the remaining expenses are allocated in the activities based on the number of employees of each activity.

Notes to the unbundled Financial Statements

Allocation of expenses of Real Estate Housing Department: The allocation criterion used for the allocation of the Real Estate Department's expenses is the surface occupied (in square meters) by each unit for housing its operations.

Allocation of Human resources Division: This Department consists of the Training Department, the Human Resources Department, the Organization, Health, Safety & Security Department and is allocated into the activities based on the number of employees (staff) of every activity.

Other Corporate Departments: All other Corporate Departments are allocated to activities based on direct expenses of every activity. These Departments are the following:

- CEO office
- Finance & Administrative Control
- Strategy & Planning
- Communication
- Legal Counsel
- Center for Research, Standards and Testing
- Internal Audit
- Finance
- Controlling
- Procurement and Supplies

Upon completion of the above allocations, the statements of income for each activity are prepared.

The Corporate expenses allocated to the activities are presented separately in a line item in each activity.

Quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system.

Within the framework of an integrated utility products and services are exchanged among its activities, which would be recorded if these activities would operate as independent entities.
In order for these products and services to be quantified and recorded, an internal pricing system is applied if necessary (where there is no external determination of internal exchanges).

The most important services and products internally exchanged in PPC among its activities that are presented in the unbundled financial statements are the following:

Notes to the unbundled Financial Statements

Product/ Service	Activity which Renders	Activity which Receives
Interconnected system		
Lignite	Mines	Generation
Energy self-consumption	Supply	Mines
Energy self-consumption	Supply	Generation
Energy self-consumption	Supply	Transmission
Use of distribution network	Distribution Network	Supply
System of Crete		
Energy	Generation	Supply
Use of distribution network	Distribution Network	Supply
System of other non-interconnected islands		
Energy	Generation	Supply
Use of distribution network	Distribution Network	Supply

Each activity's revenues from product sales or services to another activity are quantified, through the internal pricing system.

Also, the activity that receives the product/ service records the related cost (expense).

For unbundled balance sheet preparation purposes, it is considered that all transactions among the activities are settled in cash and as a result, no accounts receivable or accounts payable are recorded among the activities in their balance sheets.

The inter-segment energy sales for self-consumption are calculated based on each activity's metered consumption of energy and the prices applied for third party sales of the same customer class.

All other inter-segment revenues from products and services are calculated as follows:

- The total cost of each activity is calculated (activity's direct operating expenses plus any indirect costs allocated and minus any other revenues)
- A mark up of 2,64% on Capital Employed (PPC return on capital employed) is added to calculate the related revenue. The 2,64% return on capital employed is calculated as the ratio of PPC EBIT over the total PPC capital funding to all activities.
- The revenue calculated is recorded as an internal income for the selling activity and as an expense for the receiving activity.

Notes to the unbundled Financial Statements

In more detail, in the interconnected system:

- The Mines internal revenue internal is calculated with a return on capital employed of 2,64%.
- The Generation revenues are recorded based on the daily market transaction settlements carried out by the HTSO.
- The Transmission revenue reflects actual billings to HTSO for the rent of the Transmission Grid.
- The Distribution Network internal revenue is calculated with a return on capital employed of 2,64%.
- The Supply revenue reflects actual billings to final customers.

In the system of Crete and in the system of other non-interconnected islands:

- The Generation internal revenue is calculated with a return on capital employed of 2,64%.
- The Distribution Network internal revenue is calculated with a return on capital employed of 2,64%.
- The Supply revenue reflects actual billings to final customers.

Finally, for the purpose of preparation of the unbundled financial statements, services that PPC receives / renders to / from the HTSO (ancillary services, energy, etc.) are quantified and presented separately, and not on a net basis, a practice which is applied by PPC through the preparation process of its consolidated financial statements.

Settlement of Economic Differences between General Division of Generation and General Division of Supply from transaction of Electric Energy.

As it is known, in the context of operation of wholesale market of electric energy, the General Division of Supply is debited with the supply of electric energy on the Marginal Price of the System (SMP), which is then invoiced to the customers on the basis of regulated tariffs, resulting in a substantial divergence between income and expenses. Respectively, the General Division of Generation is credited by the market (on the basis of SMP) in amounts that exceed its reasonable cost.

The applied methodology allows the settlement of economic relations between the General Division of Generation and the General Division of Supply and it functions at way similar with the "Contracts of Differences" as foreseen by the provisions of article 230 of the code. Given that PPC constitutes a single legal entity, practically, the particular methodology corresponds to a process of internal pricing between the two Divisions and it aims in the internal correction of debits and credits of Supply and Generation respectively, that result from the wholesale market.

Notes to the unbundled Financial Statements

The methodology that is applied is summarized as follows:

The General Division of Generation and the General Division of Supply, in the context of the up coming year's budget, agree in trading specific quantities of electric energy by zone of charge (Base, Intermediate, Peak) and time period (Winter/December – January – February – March, Summer/June – July – August – September, Remaining Months) in specific prices. In other words, they agree a total price by zone of charge and time period.

The income from the trading in question added up to the income from the Transient Capacity Assurance Mechanism (article 330 ep. KDS and SIE) and the income from the provision of Complementary Services (article 328 KDS and SIE) cover the reasonable cost of General Division Generation, as this results from the unbundled budget of the particular year and contemplating a reasonable return of 8% on the capital employed.

In this context, any extraordinary additional income of Generation from the wholesale market, due to higher settlement prices of the market by zone of charge and time period, i.e. income that exceeds the corresponding agreed total price, will be refunded from the Generation to the Supply. In case of divergence from the agreed, there will be clauses of readjustment of the agreed price.

More specifically:

- If the prices of liquid fuels and natural gas change, the prices that were agreed upon for the transaction will be readjusted, on the basis of the provided readjustment of prices of sale of electric energy to third parties via the clauses of fuel readjustment.
- If the agreed quantities of electric energy change, there will be anticipated correction of the agreed price via clauses for the reimbursement of the relative cost of each side.

3. Distribution of Profits for the year 2007

	Profit of the year according to Greek Accounting Principles		19,299,220.30
MINUS	Loss carried forward	147,418,156.55	
	Previous years' tax audit differences	8,047,864.33	155,466,020.88
PLUS	Extraordinary reserves of capitalized gains		162,530,800.58
	Total		**26,364,000.00**
MINUS	Income tax		0.00
	Profit for distribution		**26,364,000.00**
	1 Legal Reserve		3,164,000.00
	2 Dividends (€ 0.10 per share)		23,200,000.00
	Total		**26,364,000.00**


2007

PUBLIC POWER CORPORATION S.A.

4. CONDENSED FINANCIAL DATA AND INFORMATION FOR THE YEAR

JANUARY 1 2007

DECEMBER 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

The following information is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site,where all the financial statements are published, according to IFRS as well as the auditor's report whenever is requested.

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

COMPANY'S DETAILS

Company's address:	Chalkokondyli 30, GR-104 32 Athens
Reg No:	47829/06/B/00/2
Appropriate Authority:	Ministry of Development
Date of approval by the Board of Directors:	March, 27 2008
Certified auditor accountant:	Dimitrios Constantinou, Vassilios Kaminaris
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Type of auditors' report:	Opinion with exception
Web site address:	www.dei.gr

BALANCE SHEET

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
ASSETS	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Total non current assets	11,565,622	11,325,132	11,642,531	11,358,054
Materials, spare parts and supplies, net	708,736	602,520	707,973	602,031
Trade receivables	934,911	849,715	936,586	850,792
Other current assets	231,136	71,903	81,200	125,197
TOTAL ASSETS	**13,440,405**	**12,849,270**	**13,368,290**	**12,936,074**
EQUITY AND LIABILITIES				
Non current liabilities	5,849,159	5,582,719	5,849,042	5,583,082
Short term borrowings	1,223,666	1,150,803	1,223,666	1,150,735
Other curent liabilities	1,087,679	1,037,317	1,087,294	1,043,919
Total liabilities (a)	8,160,504	7,770,839	8,160,002	7,777,736
Share Capital	1,067,200	1,067,200	1,067,200	1,067,200
Other items of shareholders' equity	4,212,701	4,011,231	4,141,088	4,091,138
Total Shareholders' Equity (b)	5,279,901	5,078,431	5,208,288	5,158,338
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5,279,901	5,078,431	5,208,288	5,158,338
TOTAL LIABILITIES AND EQUITY (a)+(d)	**13,440,405**	**12,849,270**	**13,368,290**	**12,936,074**

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

COMPANY'S DETAILS

Board of Directors:

Athanasopoulos Panagiotis	*Chairman & Chief Executive Officer*
Chatziargyriou Nikolaos	*Vice Chairman*
Giannidis Ioannis	*Member*
Efstathopoulos Spyridon	*Member*
Cortessis Michail	*Memberr*
Mageirou Evangelos	*Member*
Marinidis Georgios	*Member*
Mergos George	*Member*
Michalos Constantine	*Member*
Panagopoulos Ioannis	*Member*
Tsarouchas Ioannis	*Member*

STATEMENT OF OPERATIONS

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2007	01.01-31.12.2006	01.01-31.12.2007	01.01-31.12.2006
Sales	5,154,168	4,787,403	5,142,302	4,787,403
Gross operating results	807,090	785,514	807,090	785,514
Profit before tax, financing and investing activities and depreciation and amortisation	818,679	739,701	818,070	734,772
Profit before tax, financing and investing activities	246,725	163,086	250,969	163,478
Profit before tax	276,356	41,991	96,910	75,979
Income tax expense	(54,047)	(19,907)	(30,383)	(26,767)
Profit after tax from continuing activities (a)	222,309	22,084	66,527	49,212
Profit after tax from discontinuing activities (b)	0	0	0	215
Profit after tax (continuing and discontiuing activities) (a)+(b)	**222,309**	**22,084**	**66,527**	**49,427**
Distributed to:				
Company's Shareholders	222,309	22,084	66,527	49,427
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0.96	0.10	0.29	0.21

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

STATEMENT OF CHANGES IN EQUITY
(Amounts in thousands of Euro)

	THE GROUP		THE COMPANY	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
Balance at the beginning of the year (01.01.2007 and 01.01.2006, respectively)	5,078,431	5,165,151	5,158,338	5,217,717
Profit after tax	222,309	22,084	66,527	49,427
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(37,120)	(116,000)	(37,120)	(116,000)
Net gains and losses recognised directly in equity	16,281	7,196	20,543	7,194
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the year (31.12.2007 and 31.12.2006, respectively)	**5,279,901**	**5,078,431**	**5,208,288**	**5,158,338**

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

CASH FLOW STATEMENT
(Amounts in thousands of Euro)

	THE GROUP		THE COMPANY	
Cash Flow from	01.01-31.12.2007	01.01-31.12.2006	01.01-31.12.2007	01.01-31.12.2006
Operating Activities				
Profit before tax from continuing operations	276,356	41,991	96,910	75,979
Profit before tax from disposal group	0	0	0	303
Adjustments:				
Depreciation and amortisation	633,461	633,523	628,202	633,523
Amortisation of customers' contributions and subsidies	(61,507)	(56,908)	(61,101)	(56,908)
Fair value (gain)/ loss of derivative instruments	(1,041)	(17,763)	(1,041)	(17,763)
Impairment of subsidiaries under liquidation	0	0	0	1,225
Reversal of impairment loss on associate	0	0	6,232	(37,032)
Gain on sale of associates	(165,000)	0	0	0
Gain from disposal group	0	0	(3,745)	0
Share of loss of associates	(12,300)	(2,120)	0	0
Interest income	(23,232)	(15,009)	(22,949)	(14,915)
Sundry provisions	(38,387)	36,055	(38,387)	36,055
Impairment loss on emission rights purchased	4,923	10,100	4,923	10,100
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	453	(4,985)	453	(4,985)
Unbilled revenue	(33,562)	(32,746)	(33,562)	(32,746)
Disposal of fixed assets and software	8,944	21,076	9,200	21,076
Amortisation of loan origination fees	2,164	2,195	2,164	2,195
Interest expense	172,890	154,697	172,865	154,697
Operating profit before working capital changes	764,162	770,106	760,164	770,804
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(98,084)	(37,809)	(96,987)	(37,809)
Increase / (Decrease) of receivables	(44,701)	(155,279)	(44,941)	(155,695)

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

CASH FLOW STATEMENT
(Amounts in thousands of Euro)

	THE GROUP		THE COMPANY	
	01.01-31.12.2007	01.01-31.12.2006	01.01-31.12.2007	01.01-31.12.2006
Increase / (Decrease) of liabilities (excluding banks)	79,514	207,825	88,155	207,808
Net Cash from Operating Activities (a)	700,891	784,843	706,391	785,108
Cash Flows from Investing Activities				
Investements	(20,219)	(6,624)	(20,455)	(1,731)
Capital expenditure for fixed assets and software	(861,195)	(728,405)	(854,591)	(728,405)
Proceeds from sale of associates	175,000	0	0	0
Interest received	23,554	15,009	22,949	14,915
Dividends received from associates	0	241	0	0
Purchases of marketable securities	0	(8,507)	0	(8,507)
Proceeds from customers' contributions and subsidies	205,544	189,277	205,007	189,277
Net Cash used in Investing Activities (b)	(477,316)	(539,009)	(647,090)	(534,451)
Cash Flows from Financing Activities				
Net change in short-term borrowings	79,300	(26,300)	79,300	(26,300)
Proceeds from interest bearing loans and borrowings	985,000	650,000	985,000	650,000
Principal payments of interest bearing bonds and borrowings	(918,102)	(605,088)	(918,102)	(605,088)
Interest paid	(171,668)	(151,114)	(171,643)	(151,114)
Dividends paid	(37,101)	(115,971)	(37,101)	(115,971)
Net Cash used in Financing Activities (c)	(62,571)	(248,473)	(62,546)	(248,473)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**161,004**	**(2,639)**	**(3,245)**	**2,184**
Cash and cash equivalents at beginning of year	**35,537**	**38,176**	**31,535**	**29,351**
Cash and cash equivalents at the end of the year	**196,541**	**35,537**	**28,290**	**31,535**

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

Additional data and information:

(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method

Company	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2006-2007
PPC Renewable Sources S.A.	100%	Greece	1999-2007
PPC Rhodes S.A. (formerly KOZEN HELLAS S.A.)	100%	Greece	1999-2007
PPC Telecommunications S.A.	100%	Greece	2003-2007
ARKADIKOS ILIOS 1 S.A.	100%	Greece	-
ARKADIKOS ILIOS 2 S.A.	100%	Greece	-
ARKADIKOS ILIOS 3 S.A.	100%	Greece	-
ETOLIKOS ILIOS 1 S.A.	100%	Greece	-
ETOLIKOS ILIOS 2 S.A.	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS 1 S.A.	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS 2 S.A.	100%	Greece	-

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006, according to international commerce law. Dissolution procedure for PPC Crete was completed in July 2007. The process for PPC Rhodes S.A. is yet to be completed. In the year 2007, the Parent Company participated in PPC Telecommunications' share capital increases by Euro 9,195. In the year 2007 and 2006, the Parent Company participated in PPC Renewables' share capital increases by Euro 9,700 and Euro 1,701, respectively. Additionally, the share capital increase of PPC Renewables, as a result of the spin – off procedure and transfer to the company, in 2007 by the Parent Company of its section of power generation through renewable energy sources amounted to Euro 54,447.

4. Condensed financial data and information for the year January 1 2007 -December 31 2007 7

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

Additional data and information:
(Amounts in thousands of Euro)

Equity method

Company	Note	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.		28.56%	Greece	2002 - 2007
SENCAP S.A.		50%	Greece	-
PPC RENEWABLES – TERNA S.A.		49%	Greece	2006 -2007
PPC RENEWABLES – MEK ENERGEIAKI S.A.		49%	Greece	2002 -2007
PPC RENEWABLES – DIEKAT ENERGY S.A.		49%	Greece	2000 -2007
PPC RENEWABLES ROKAS A.B.E.E		49%	Greece	2003 - 2007
PPC RENEWABLES ELTEV AIFOROS S.A.		49%	Greece	2005 - 2007
GOOD WORKS S.A.		49%	Greece	-
PPC RENEWABLES EDF EN GREECE S.A.		49%	Greece	-
EEN VOIOTIA S.A.	1	46.6%	Greece	-
ORION ENERGIAKI S.A.	2	49%	Greece	-
ASTREOS ENERGIAKI S.A.	2	49%	Greece	-
PHOIBE ENERGIAKH S.A.	2	49%	Greece	-
IAPETOS ENERGIAKI S.A.	2	49%	Greece	-

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

Additional data and information:
(Amounts in thousands of Euro)

In 2007, the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 10,000. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 10,000, an amount that was paid in full in 2007.

On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175,000. On October 17, 2007 PPC and WIND Hellas Telecommunications S.A., a subsidiary of Weather Investments SpA signed the agreement based upon which PPC offered its participation (50% minus one share) for the amount of Euro 175,000, pending its approval by the competent regulatory authorities. On December 21, 2007, the agreement was approved by the National Committee for Telecommunications and Mail services. From that transaction a capital gain of Euro 165,000 was presented, given that: a) until December 31, 2006 the analogy of the Group's participation in that company was fully eliminated and b) in 2007, the Group participated in said company's share capital increase by Euro 10,000.

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

4. Adequate provisions have been established for all litigation.

5. Total payrolls of the Group and the Parent Company number 24,602 employees and 26,208 employees as of 31.12.07 and 31.12.06 respectively, not including 137 employees, who work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated. At December 31, 2007 and 2006, 178 and 224 employees have been transferred to Public Sector Services (ministries etc.) out of which, 175 and 222 were compensated by PPC. The total payroll cost of such employees amounted to Euro 9,116 and Euro 9,292 for the year ended December 31, 2007 and 2006, respectively.

6. Sales and purchases of the Group to its related companies (according to IAS 24), for the year ended December 31, 2007 amount to Euro 370,208 and Euro 719,257, respectively. As at December 31, 2007 the receivables and the payables of the Group due to the related companies amount to Euro 89,831 and Euro 85,444, respectively. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the year ended December 31, 2007 amount to Euro 370,416 and Euro 719,257, respectively. As at December 31, 2007 the receivables and the payables of the Parent Company due to the related companies amount to Euro 91,758 and Euro 86,075, respectively. Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2007 and 2006 amounted to Euro 2,269 and 1,759 respectively.

4. Condensed financial data and information for the year January 1 2007 -December 31 2007

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

Additional data and information:
(Amounts in thousands of Euro)

7. Capital expenditure of the Group for the year amounted to approximately Euro 856.8 million and of the parent company Euro 850.3 million.

8. In 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

   The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector. The spin –off came into effect, on January 1, 2007. As a result, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified, on December 31, 2006, the above assets (Euro 57,296) and liabilities (Euro 6,653) as "held for sale" in the separate financial statements. The transaction was typically completed in 2007 and as a result all assets and liabilities of January 1, 2007 relating to the disposal group and were classified as "held-for-sale" as of December 31, 2006 were transferred to the subsidiary.

9. PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.

   Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios 1 and Arkadikos Ilios 2, were granted a generation license for a solar energy unit of a total capacity of 50 MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

Athens, March 27, 2008

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	**NIKOLAOS D. CHATZIARGYRIOU**	**GEORGE C. ANGELOPOULOS**	**EFTHIMIOS A. KOUTROULIS**

5. Related Parties Transactions

Related Party Transactions for the year 2007
(Amounts in thousands of Euro)

	31.12.07
Due from:	
PPC RHODES S.A.	29,385.84
PPC RENEWABLES S.A.	1,546,590.84
PPC TELECOMMUNICATIONS S.A.	325,418.07
ARKADIKOS ILIOS 1 S.A.	20,408.50
ARKADIKOS ILIOS 2 S.A.	5,759.60
Total	**1,927,562.85**
Due to:	
PPC RENEWABLES S.A.	630,922.00
Revenues from:	
RENTALS PPC RHODES S.A.	10,346.95
SERVICES RENDERED TO PPC RENEWABLES S.A.	121,808.50
REVENUE FROM SERVICES RENDERED	
TO PPC RENEWABLES S.A.	12,177.00
RENTALS PPC RENEWABLES S.A.	7,934.48
RENTALS PPC TELECOMMUNICATIONS S.A.	34,281.49
ARKADIKOS ILIOS 1 S.A.	17,150.00
ARKADIKOS ILIOS 2 S.A.	4,840.00
Total	**208,538.42**

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2007

C' Part

Table of Announcements
2007

According to the Law 3401/2005 article 10

The Company's announcements that were publicised to briefing of investment public, at the duration of year 2007, according to the Law 3401/2005 - article 10, is available in the web page of **www.dei.gr** and concretely in the electronic address **www.dei.gr/Investor Relations./Announcements.**

PUBLIC POWER CORPORATION S.A.

Corporate Seat: 30, Chalkokondili Str.
GR-104 32, Athens
Switcboard: +30 210 5230 301
Fax: +30 210 5234 379
www.dei.gr

Material Supervision: Financial Department PPC S.A.
Planning & Performance Management Department PPC S.A.

Publication Supervision: Communications Department PPC S.A.

Design and Art Supervision: Creative CODE Ltd.

Copies of the Report are available at Shareholders' Relations Office: 30, Chalkokondili Str.
GR-104 32, Athens
Tel: +30 210 5230 951
Fax: +30 210 5230 394
E-mail: m.onasoglou@dei.com.gr

END

30, Chalkokondili Str. GR-104 32 Athens, Switcboard: +30 210 5230 301, Fax: +30 210 523 4379, www.dei.gr